SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



# FORM 6 - K



**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**

For the month of March, 2004



# PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓



# Building

PDG Annual Report

PLACER DOME INC.


RECLAMATION
IN PROGRESS
TLHOKOMELONG
CLINIC
ROUND SAFETY
AG BOARD
OUT
CHARLIE
DELTA
BUSINESS
PARTNERS





is one of the world's largest gold mining companies, pursuing quality assets around the world. Our core gold business is strengthened by contributions from copper and silver.

Headquartered in Vancouver, Canada, PDG has interests in 18 mines employing nearly 13,000 people on five continents. With a market capitalization of U.S.$7.3 billion at the end of 2003, Placer Dome's shares are highly liquid and widely held, and trade on the New York, Toronto, Swiss and Australian stock exchanges, as well as Euronext-Paris.

Placer Dome expects to produce about 3.6 million ounces of gold and 400 million pounds of copper in 2004. Our financial strength is underpinned by a high-quality portfolio of gold operating and development assets, a solid balance sheet, and strong operating cash flow. Placer Dome is rated BBB+ and Baa2 by Standard & Poor's and Moody's, respectively.

# Highlights

2003 marked the highest gold production in the company's history at nearly 3.9 million ounces

During 2003 reserves increased 15% to 60.5 million ounces of gold

Net earnings totalled $229 million, the highest net earnings from mining activities in the company's history

# 2003

Placer Dome acquired the North Mara mine in Tanzania in 2003 — the company's 18th mine

Placer Dome's 2003 discovery at Cortez Hills is one of the most significant new discoveries in Nevada in more than a decade

Mining began at Turquoise Ridge in Nevada and a joint venture was formed that is expected to increase production and expand reserves



## Financial

| (U.S.$ millions) | 2003 | [illegible] | [illegible] |
|---|---|---|---|
| Sales | **1,763** | 1,209 | 1,223 |
| Mine operating earnings | **406** | 324 | 336 |
| Net earnings (loss) | **229** | 116 | (133) |
| Cash flow from operations | **329** | 320 | 340 |
| Cash and cash equivalents at Dec. 31 | **582** | 537 | 433 |
| Property, plant and equipment at Dec. 31 | **2,028** | 1,890 | 1,683 |

## Operating

| (Placer Dome's share) | 2003 | [illegible] | [illegible] |
|---|---|---|---|
| Gold production (millions of oz) | **3.86** | 2.82 | 2.76 |
| Cash costs ($/oz)[1] | **218** | 178 | 175 |
| Total costs ($/oz)[1] | **274** | 231 | [illegible] |
| Gold reserves (millions of oz) | **60.5** | 52.9 | 44.5 |
| Copper production (millions of lbs) | **425** | 427 | [illegible] |
| Cash costs ($/lb)[1] | **0.52** | 0.45 | 0.45 |
| Total costs ($/lb)[1] | **0.67** | 0.58 | 0.58 |
| Copper reserves (millions of lbs) | **6,952** | 7,362 | 8,950 |

## Shareholders

| (U.S.$ per share) | 2003 | [illegible] | [illegible] |
|---|---|---|---|
| Shares outstanding at Dec. 31 (millions) | **412** | 409 | 329 |
| Net earnings (loss) per share | **0.56** | 0.33 | (0.41) |
| Cash flow from operations per share[1] | **0.80** | 0.92 | 1.04 |
| Dividend | **0.10** | 0.10 | 0.10 |
| Share price at Dec. 31 | **17.91** | 11.50 | 10.91 |

[1] Cash flow from operations per share and cash and total costs for gold and copper are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. See the "Non-GAAP Measures" section of the Management's Discussion and Analysis.

# President's Message

TO OUR SHAREHOLDERS,

2003 was a breakthrough year for Placer Dome. Many financial records were set during the year, including the *highest revenue* and the *highest net earnings from mining activities* in the company's history. We produced nearly 3.9 million ounces of gold, the highest level in the 17-year history of Placer Dome Inc. Our share price broke through $18 on the NYSE for the first time in six years, gaining more than 55% and outperforming the price of gold, which reached its highest level in more than eight years, rising from $340 per ounce at the outset of 2003 to more than $415 per ounce by the end of the year—an increase of more than 20%.

Safety is an integral element of sustainable development and we remain committed to achieving our Triple Zero safety goal—zero medical injuries, zero lost time injuries, and most importantly, zero fatalities. We failed to meet this important objective in 2003, and three people lost their lives on the job at our mines. To the friends, families and co-workers of these individuals, I extend my most sincere sympathies.

**2003 was a record year for Placer Dome, marking the highest gold production and highest net earnings from mining activities in the company's 17-year history.**

This business and this company have been my passion for more than 30 years. Over that time, I have witnessed the company develop into one of the world's most experienced and successful gold producers. Placer Dome and its predecessor companies have been in the mining business for nearly five generations. The skills and experience accumulated over that time give Placer Dome the reputation of being one of the best mine finders, builders and operators in the business.

Three years ago, we developed a strategy for growth based on three very simple principles. These are to **optimize the performance and value of existing assets** through productivity improvements, cost cutting and mine site exploration programs; **invest in new high-quality assets** through exploration, project development and acquisition; and **improve the business through innovation** to lower costs and provide a competitive advantage—technically, environmentally and socially.

More important than the strategy itself is the execution of the strategy. That is what differentiates companies. We base our business decisions on a careful assessment of risks to ensure the financial returns we expect will adequately compensate for the risks we take. We invest in our people, technology and systems to ensure we have the skills and expertise to maximize value and manage risks at our mines. We have assembled land positions near current infrastructure and in geological systems where gold discoveries have been repetitive, and we are exploring aggressively on these land packages.

**Our success in 2003 reflects the culmination of several years of efforts and sets the stage for a new phase of growth beyond 2004.**

**2004 promises to be an exciting year as we continue to advance our three main development properties, which together contain nearly 40 million ounces of gold resources.**



Highlights of the year included a discovery at our Cortez mine in Nevada that is shaping up to be one of the most significant gold discoveries in the U.S. in the past decade. We created a joint venture and initiated the start-up of mining at Turquoise Ridge, also in Nevada, and we acquired the North Mara mine in Tanzania. We also continued to advance our development properties in the Dominican Republic, Chile, and Alaska. On the following pages and throughout this report you will read the details of these and our other operations. From Chile to Alaska, Australia to Africa, and many points in between, we are building a high-quality, geographically balanced portfolio of operations, and in doing so, are strengthening our position among major global gold miners.

Technology and innovation are playing an increasingly important role in achieving our objectives. In Nevada, for example, we are testing alternatives to cyanide for the efficient treatment of certain types of ore. In Ontario, we are working with an industry consortium testing and developing the first-ever fuel cell-powered underground mining vehicle. And at our research laboratory in Vancouver, we have built an underground mining machine that has the potential to remove many of our miners from the active rock face while enabling the extraction of ore with less waste rock dilution. These and other initiatives under way are making our business safer and more efficient.

We will continue to advance our exploration and development projects and evaluate acquisition opportunities. We will continue to work toward implementing advanced technologies and will add to the significant progress achieved to date on our enterprise-wide business process improvements initiative. Our success will be measured by the quality of our assets, as well as the strength of our balance sheet and cash flow generation.

As in the past, I had the pleasure this year to work with a tremendously talented group of people. The company's success in 2003 reflects the skills, the focus, and the integrity of Placer Dome's employees.

Thank you for your continued support. I look forward to reporting on another successful year in 2004.

Yours truly,

**JAY K. TAYLOR**
President and Chief Executive Officer
*Vancouver*
*26 February 2004*

# Chairman's Message

TO ALL SHAREHOLDERS,

Placer Dome was founded with a corporate culture based on trust and integrity, and corporate governance is something we have always taken seriously. The complexities of operating a company with 18 mines on five continents brings a unique set of challenges, and an appropriate corporate governance structure is a critical element of the company's success.

As Directors, we recognize that good governance requires not only a passionate and competent management team, but also a strong, independent Board composed of individuals who are willing to commit the time and energy to be well informed about the business. Our mandate is to maintain an appropriate level of oversight and control, while allowing management to operate the business. Directors must be prepared to provide thoughtful and objective input on the issues facing the company. They must also be willing to challenge management and their fellow Directors in a constructive manner, and be prepared to take actions as necessary to fulfill their responsibilities.

Long ago, Placer Dome implemented a global approach to the best available uniform systems of financial, operating, reporting and management controls, from the bottom to the top of the company. Improvements in our controls occur every year and the effort will continue.

**Alan R. McFarland**
Chairman of the Audit Committee

Because we have been diligent about governance since the company was formed, we were well positioned to meet the requirements of the new legislation designed to improve internal controls and prevent accounting fraud. I am pleased to report that 10 of Placer Dome's 11 Directors are independent of the company, and the roles of non-executive Chairman and Chief Executive Officer have long been separate. We have a range of skills and experience on the Board, and all Directors are elected annually. We have clearly stated mandates for the Board, the Chairman, the CEO, and each of the four committees.

The company has an annual performance review process for both management and the Board, and a performance-based compensation plan. The company has long had in place a comprehensive policy and detailed set of guidelines for employee and corporate conduct, as well as a comprehensive policy for timely and accurate reporting and disclosure.

During 2003 we reviewed all the details of our governance procedures and processes to fully document the Board's oversight of management and to enhance the Board in fulfilling our stewardship responsibilities. We created a process for employees to anonymously report questionable audit or accounting practices.

Good governance orients the Board toward a constant search for improvements in internal and external communications, and encourages the Board to do a better job for the company's stakeholders.

**G. Bernard Coulombe**
Chairman of the Safety and Sustainability Committee

Our mandate is to be equitable to senior executives, and to align the interests of management with those of our shareholders.

**Clifford L. Michel**
Chairman of the Human Resources and Compensation Committee

We also took steps to further align compensation for Board service with the interests of our shareholders by replacing the stock options program for Directors with deferred share units.

We were encouraged in 2003 to see our focus on governance receive high marks from several independent organizations that rank corporate Boards. We are pleased to see governance recognized as a significant factor in determining a company's success, and we will continue to strive for excellence.

Recently, Placer Dome added a new section to the corporate website that is devoted entirely to governance. I encourage you to visit the site to learn more about the governance practices and procedures the company has in place.

We respect the trust you place in us and we will continue to represent your interests to the best of our ability.

On behalf of the entire Board,

**ROBERT M. FRANKLIN**
Chairman
*Vancouver*
*26 February 2004*

Good corporate governance engenders trust with all stakeholders in the company, most of whom will be much more inclined to support a well-governed company. This is particularly true in a long-term business such as mining.

**Vernon F. Taylor III**
Chairman of the Corporate Governance Committee

Standing (l-r): Alan R. McFarland, Jay K. Taylor, David S. Karpin, Vernon F. Taylor III, Edythe A. Parkinson-Marcoux, William G. Wilson, Graham Farquharson

Sitting (l-r): John W. Crow, Robert M. Franklin, G. Bernard Coulombe

Missing: Clifford L. Michel



# Moving Forward

VISION AND STRATEGY



## STRATEGY

Placer Dome's strategy is based on three principles set out in 2000. It provides shareholders with high-quality exposure to gold and stable, long-term financial performance and growth.

First and foremost, profitable growth will come through the optimization of existing assets. Our emphasis is on improving productivity, cutting costs, and investing in exploration programs to expand and extend the lives of the properties we already own and operate.

During 2003 we negotiated a joint venture and initiated mining at Turquoise Ridge in Nevada; announced plans to extend the mine life at Bald Mountain in Nevada and Golden Sunlight in Montana; discovered a significant new ore body at Cortez in Nevada; initiated a feasibility study to evaluate an underground operation at Granny Smith in Australia; continued to advance the expansion of South Deep in South Africa; and implemented an enterprise-wide business process redesign to enable global innovation, planning and execution of strategy.

Second, we are investing in new, high-quality assets through grass roots exploration, project development and acquisitions.

During 2003 we acquired the North Mara mine in Tanzania; announced increased resources and exercised our right to increase our interest in Donlin Creek in Alaska to 70%; advanced the evaluation of Pueblo Viejo in the Dominican Republic; and initiated an update of the feasibility study on the Cerro Casale property in Chile.

And third, we are developing innovative ways to improve the business and provide a competitive advantage — technically, environmentally and socially — through research and technology.

Over the past two years, we launched a feasibility study to evaluate two novel processes for the treatment of carbonaceous refractory ore; tested the first-ever fuel cell-powered underground mining vehicle; and completed extensive testing of a mechanical mining machine that would remove workers from the rock face in underground mines while reducing dilution from waste rock.

## VISION

Our three-point strategic plan results in a high-quality portfolio of gold mining assets, a strong balance sheet and cash flow generation, and investment-grade credit ratings. We will continue to implement the strategy by:

- Making good business decisions based on a prudent balancing of financial returns and risk;
- Investing in our people, technology and systems to ensure we have the skills and expertise to maximize value and manage risks at our mines;
- Assembling land positions near current infrastructure and in geological systems where gold discoveries have been repetitive, and exploring aggressively on these land packages;
- Advancing exploration and development projects and acquiring new properties;
- Working toward the implementation of new technologies at mine sites, and
- Adding to the significant progress achieved to date on our enterprise-wide business process redesign initiative.

For 2004, we expect to achieve the following:

- Gold production of about 3.6 million ounces at cash and total costs of $225 to $230 and $290 to $295 per ounce, respectively, down from 2003 due to the closure of Misima and the temporary cessation of milling at Golden Sunlight.
- Copper production of 400 million pounds at cash and total costs of $0.51 and $0.67 per pound, respectively.

# Safety and Sustainability

Our vision is to contribute to a better sustainable future for our host communities wherever we operate.

## SAFETY

While financial success is important, it never takes priority over the safety of our people. In 2002, we made it our goal to create an organization capable of eliminating workplace accidents altogether.

Safety remained a top priority during 2003 as we continued to work toward our Triple Zero safety goal—zero medical injuries, zero lost time injuries, and most importantly, zero fatalities.

During the year, we reduced medical injury frequency by more than 30% and lost time injury frequency by more than 60%. Sadly, however, three people lost their lives while at work in 2003.

In memoriam:
Jan Muller
Thipe Popo
Sipho Masina

## SUSTAINABILITY

At Placer Dome, we recognize society's need for the metals we produce, and the earth's limited capacity to assimilate our activities. We also recognize our responsibility to add sustainable economic, social and environmental value to the communities where we operate, in addition to generating wealth for our shareholders.

We recognize that not only does sustainability require companies to be environmentally responsible, it also requires social awareness and profitability.

Today, we believe all three components of sustainability—social, economic, and environmental—must be addressed based on the needs of the company, our host communities, and the countries where we operate.

In 1999, Placer Dome was one of the first multinational mining companies to adopt a sustainability policy. Today, our committment to sustainability plays a key role in shaping solutions for the issues we face.



# Steady Growth

**REVIEW OF OPERATIONS**

During 2003 Placer Dome's gold production reached nearly 3.9 million ounces — an increase of 37% over the previous year and an all-time high in the history of our company.

This record was fuelled primarily by the 2002 acquisition of AurionGold, which increased our interest in two mines and added three new mines in Australia, followed by the July 2003 acquisition of the North Mara mine in Tanzania. Adding to this growth was better-than-budgeted performance from the majority of our mines and the start-up of mining at one of our Nevada properties.

Today, we operate 18 mines on five continents. Ten of these are wholly owned, and at the other eight, we maintain at least a 50% interest. Our hands-on approach has earned Placer Dome recognition as one of the best mine finders, builders and operators in the business.

During 2003, operating costs felt the pressure of strengthening local currencies against the U.S. dollar in many regions of the world. Costs were also impacted by increasing energy prices, which are the second-biggest component of variable costs.

For 2003, cash and total operating costs for gold amounted to $218 and $274 per ounce, respectively. Cash and total costs for copper in 2003 were $0.52 and $0.67 per pound, respectively.

Please see the Production and Operating Summary table on page 38 and the Review of Mining Operations on pages 38-43 of this report for details of each mine's 2003 production, grade, recovery, and costs, as well as outlook for 2004.

Placer Dome's gold production has steadily increased over the past two years to reach record levels in 2003.



1,200
1,000
800
600
400
200
(thousands of oz)
666
670
570
977
903
905
1,114
1,039
2002: Q1
Q2
Q3
Q4
2003: Q1
Q2
Q3
Q4




MUSSELWHITE
PORCUPINE
CAMPBELL
Vancouver
Toronto

# Canada

Placer Dome has had a strong presence in Canada since the discovery of the vast Dome deposit in 1909. The prolific archean gold deposits of northern Ontario, where we operate three mines today, remain a key area for the company. In 2003, 15% of Placer Dome's gold production was generated at these properties.

At the 100%-owned **Campbell** mine, Placer Dome has produced more than 10 million ounces of gold since 1949. Campbell is located in the Red Lake district of Ontario, which is widely known as one of North America's highest-grade gold districts. In 1999 a new shaft was built at Campbell to open up access to the deep underground zones, and in 2003 development began on the DC, or Deep Campbell zone. Production from the DC is expected to commence in 2004.

Further north, Placer Dome owns 68% of the **Musselwhite** mine, which has been a key contributor to the success of Placer Dome's Canadian operations since its start-up in 1997. Musselwhite has outperformed operating expectations since opening with an initial mine plan that called for production of three million ounces over a 15-year period. By 2001, just four years into operation, Musselwhite had already poured one million ounces. Today, cumulative production exceeds 1.7 million ounces and more than two million ounces remain in reserves (100%). Musselwhite remains a leader in First Nations relationships through its innovative agreement with the local communities.

Also in northern Ontario, Placer Dome owns 51% of the **Porcupine** joint venture, which was formed in 2002 to consolidate the land in a region that has historically produced more than 65 million ounces of gold from as many as 27 mines. Porcupine incorporates Placer Dome's Dome underground and open pit mines and mill, along with a number of other mines and a mill formerly owned by our joint venture partner. The Dome underground mine is North America's longest continuously operating gold mine, having produced more than 15 million ounces of gold over a remarkable 94 years of operation. Work is now under way to bring the Pamour open pit into production by 2005, paving the way for a new phase of life for the Porcupine operation.

**George Pirie,**
Executive Vice-President,
Canada





# The Americas



UNITED STATES

Placer Dome operates four mines in the U.S. which together contributed more than 25% of the company's 2003 gold production.


GOLDEN SUNLIGHT
TURQUOISE RIDGE
CORTEZ
Denver
BALD MOUNTAIN

Placer Dome owns 60% of the **Cortez** mine, which is one of the company's largest gold producers. Cortez was expected to produce one million ounces during its first full year of operation only, but in 2003, the mine recorded its sixth consecutive year of producing more than one million ounces. A major discovery in 2003 called Cortez Hills added 3.2 million high-grade gold ounces to Placer Dome's reserves and is expected to add significantly to the mine's production profile.

At **Turquoise Ridge**, also in Nevada, mining was re-initiated in 2003 and a joint venture was formed with Newmont that is expected to reduce costs, improve recoveries, increase reserves and extend the life of the operation. Placer Dome owns 75% of the Turquoise Ridge joint venture and is the operator. By the end of 2004, production at Turquoise Ridge is expected to reach 300,000 ounces per year on an annualized basis.

At the 100%-owned **Bald Mountain** mine, mining was expected to cease in mid-2003 following 20 years of gold production. However, the development of an additional phase of mining in 2003 will extend the life of the operation and add 400,000 incremental ounces to the mine's production profile.

Placer Dome has a fourth mine in the U.S., the 100%-owned **Golden Sunlight** mine in Montana, where a mine extension was initiated in 2003 that will add more than 500,000 ounces of gold production to the life of the mine. Golden Sunlight has been operating since 1983 and in 2003 recorded its highest-ever production, cash flow, and earnings, and its lowest operating costs.







**William Hayes**
Executive Vice-President,
U.S. and Latin America



## CHILE

Chile is rich in mineral resources and is the world's largest copper-producing nation. Placer Dome has a significant presence in Chile with two mines in the northern region.

Placer Dome's **Zaldívar** copper mine produces 300 million pounds of copper cathode each year. Zaldívar's production meets grade A standards for copper at the London Metals Exchange and has been recognized through the registration of the Zaldívar brand copper cathode.

Zaldívar began operating in 1995, with Placer Dome a 50% partner. In 1999 we acquired the other half and increased exploration programs in the area. Zaldívar was a significant contributor to Placer Dome's cash flow and earnings in 2003 due to renewed interest in the sector and a higher copper price.

Further south, the **La Coipa** mine, in which Placer Dome is a 50% partner, produces gold and silver as co-products. La Coipa was one of the first large-scale precious metals mining operations in Chile when commercial operations began in 1991. In 2003, a feasibility study was carried out on the nearby Purén deposit, which holds the potential to significantly expand the existing operation.

ZALDÍVAR
LA COIPA
Santiago







# Asia Pacific



**Peter Tomsett**
Executive Vice-President,
Asia Pacific


PORGERA
MISIMA
OSBORNE
GRANNY SMITH
Brisbane
KALGOORLIE
WEST
KANOWNA BELLE
HENTY

Placer Dome and its predecessor companies have had a presence in Asia Pacific for 75 years. In 2003, the region grew by 83% to produce 1.8 million ounces of gold.

Placer Dome's five mines in Australia and two in Papua New Guinea together contributed nearly 50% of the company's 2003 gold production.

**AUSTRALIA**

In the Kalgoorlie region of Western Australia, Placer Dome has two wholly owned mining operations. **Kanowna Belle** is a modern, mechanized underground mine and refractory milling complex, and **Kalgoorlie West** exploits a number of small to medium-sized gold deposits over a large area centred around milling facilities. In 2004, milling will be confined to the Paddington plant, one of the lowest-cost plants in the district.

The Kalgoorlie operations are situated in the prolific Eastern Goldfields region and encompass an extensive package of prospective land. An intense exploration program aimed at discovering additional reserves and resources is under way.

Placer Dome's interest in the **Granny Smith** mine, which has been producing gold since 1990, increased to 100% in 2002 following the acquisition of AurionGold. The mine is located in the Laverton district, one of the most prospective regional exploration areas of Australia. Production is currently from the Wallaby open pit, the 11th deposit to be mined on the property. Underground development commenced in late 2003 to




785B
DT04

carry out trial mining and examine the feasibility of underground mining at Wallaby.

At the **Osborne** mine in Queensland, Placer Dome has been producing both gold and copper since 1995, initially from an open pit. Today, all ore is sourced from an underground operation, and exploration is under way to evaluate additional reserves at depth. A pre-feasibility study on the nearby Kulthor deposit is expected to be completed in the first half of 2004.

Placer Dome also owns 100% of the **Henty** gold mine in Tasmania. This operation consists of a series of high-grade ore bodies being mined by underground methods.

## PAPUA NEW GUINEA

In Papua New Guinea, Placer Dome's 75%-owned **Porgera** mine is considered one of the world's greatest gold mining operations. Underground mining, which had been suspended in 1997, recommenced in 2002, supplementing the open pit operations. Porgera is one of Placer Dome's largest mining operations in terms of its contribution to the company's gold production.

Also in Papua New Guinea, Placer Dome owns 80% of the **Misima** gold and silver mine, which has a history dating back to the late 19th century when gold was first discovered in the region.



Misima is a mature mine that is now in the final phase of its mining life. After nearly 15 years in operation, reserves have been depleted and closure is under way. Rehabilitation of mined-out areas is ongoing. Misima will finish its operational life at the forefront of implementing sustainability in a developing country.


NORTH MARA
Dar es Salaam
SOUTH DEEP
Johannesburg

# Africa



**George Paspalas**
Executive Vice-President, Africa

Placer Dome established a presence on the African continent in 1999 with the purchase of 50% of the South Deep mine in South Africa. In 2003, the company expanded its presence with the acquisition of the North Mara mine in the highly prospective northern region of Tanzania.

### SOUTH AFRICA

**South Deep** is situated on the Witswatersrand Basin, the most productive gold mining region in the world. More than 1.5 billion ounces of gold have been produced in this region over the past 100 years.

Even by South African standards, South Deep is a very large mine. A significant expansion and development project is now under way. During 2003, as production continued to ramp up, South Deep recorded its highest ever annual gold production.

During 2004, South Deep's operation will move from the existing 38-year-old shaft to the new main shaft system, which is expected to be commissioned by the end of 2004. At nearly three kilometres deep, the new main shaft is the world's longest operational single-drop shaft.

Typical of mines in South Africa, South Deep has a large number of employees affected by HIV and AIDS. Building on our successful CARE program that enabled more than 1,400 former employees to become economically active, a campaign was launched in 2002 to provide prevention programs and palliative care for those employees who are unable to work. The program was recognized by the World Bank, which awarded Placer Dome the Development Innovation Award in 2002.

### TANZANIA

Also in Africa, Placer Dome owns 100% of the **North Mara** gold mine in northern Tanzania. Acquired in mid-2003, the mine is a relatively new facility situated in a largely unexplored and highly prospective gold district. North Mara is surrounded by an extensive package of land, where an aggressive exploration program in 2003 successfully added more than one million ounces of reserves. A mill expansion that will increase production by as much as 40% is now under way and is scheduled for completion by the end of 2004.







# RESERVES AND RESOURCES

## Mineral Reserves[1,2,9,15]

(Proven and Probable)[2]

*Estimates of the Corporation's share at December 31, 2003*

| | Proven mineral reserves | | | Probable mineral reserves | | | Total proven and probable mineral reserves | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Mine by metal | Tonnes (000s) | Grade (g/t) | Contained ozs (000s) | Tonnes (000s) | Grade (g/t) | Contained ozs (000s) | Tonnes (000s) | Grade (g/t) | Contained ozs (000s) | Recovery (%)[1] |
| **Gold** | | | | | | | | | | |
| *Canada* | | | | | | | | | | |
| Campbell | 696 | 17.6 | 394 | 2,820 | 11.4 | 1,036 | 3,516 | 12.6 | 1,430 | 95.5 |
| Musselwhite | 5,042 | 5.6 | 912 | 2,624 | 5.8 | 490 | 7,666 | 5.7 | 1,402 | 95.2 |
| Porcupine | 9,501 | 1.4 | 425 | 18,769 | 1.9 | 1,124 | 28,270 | 1.7 | 1,549 | 91.5 |
| *United States* | | | | | | | | | | |
| Bald Mountain | 10,306 | 1.0 | 332 | 8,586 | 1.2 | 344 | 18,892 | 1.1 | 676 | 72.0 |
| Cortez[7,8] | 89,546 | 1.9 | 5,400 | 50,420 | 1.4 | 2,246 | 139,966 | 1.7 | 7,646 | 86.5 |
| Golden Sunlight | 6,120 | 2.4 | 468 | 4,025 | 1.8 | 238 | 10,145 | 2.2 | 706 | 73.0 |
| Turquoise Ridge[11] | 4,035 | 19.6 | 2,543 | 1,602 | 21.3 | 1,099 | 5,637 | 20.1 | 3,642 | 92.5 |
| *Australia* | | | | | | | | | | |
| Granny Smith | 7,023 | 2.0 | 462 | 8,039 | 3.6 | 942 | 15,062 | 2.9 | 1,404 | 86.0 |
| Henty | — | — | — | 973 | 10.7 | 333 | 973 | 10.7 | 333 | 95.0 |
| Kalgoorlie West | 309 | 6.5 | 65 | 9,057 | 3.2 | 938 | 9,366 | 3.3 | 1,003 | 95.0 |
| Kanowna Belle | 9,154 | 4.6 | 1,345 | 6,533 | 4.3 | 901 | 15,687 | 4.5 | 2,246 | 89.3 |
| Osborne | 5,198 | 1.1 | 177 | 2,140 | 0.9 | 60 | 7,338 | 1.0 | 237 | 78.3 |
| *Papua New Guinea* | | | | | | | | | | |
| Misima | 1,662 | 0.7 | 40 | — | — | — | 1,662 | 0.7 | 40 | 75.0 |
| Porgera[7] | 41,182 | 3.2 | 4,296 | 7,668 | 4.4 | 1,095 | 48,850 | 3.4 | 5,391 | 83.6 |
| *South Africa* | | | | | | | | | | |
| South Deep[7,9] | 5,345 | 8.3 | 1,424 | 100,165 | 8.4 | 27,018 | 105,510 | 8.4 | 28,442 | 97.0 |
| *Tanzania* | | | | | | | | | | |
| North Mara[10] | 15,438 | 3.0 | 1,507 | 18,558 | 3.9 | 2,301 | 33,996 | 3.5 | 3,808 | 85.3 |
| *Chile* | | | | | | | | | | |
| La Coipa | 11,579 | 1.2 | 443 | 4,458 | 1.0 | 147 | 16,037 | 1.1 | 590 | 80.9 |
| | | | 20,233 | | | 40,312 | | | 60,545 | |
| **Silver** | | | | | | | | | | |
| La Coipa | 11,579 | 68.9 | 25,641 | 4,458 | 87.9 | 12,591 | 16,037 | 74.1 | 38,232 | 62.5 |
| Misima | 1,662 | 7.0 | 374 | — | — | — | 1,662 | 7.0 | 374 | 35.0 |
| | | | 26,015 | | | 12,591 | | | 38,606 | |
| | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Recovery (%)[1] |
| **Copper** | | | | | | | | | | |
| Zaldívar[7] | 152,354 | 0.680 | 2,283 | 297,480 | 0.648 | 4,251 | 449,834 | 0.659 | 6,534 | 77.2 |
| Osborne | 5,198 | 2.496 | 286 | 2,140 | 2.795 | 132 | 7,338 | 2.583 | 418 | 93.6 |
| | | | 2,569 | | | 4,383 | | | 6,952 | |

*Rounding differences may occur.*

*Notes: Refer to page 25 of this document for the notes to this table.*

## Reconciliation of Mineral Reserves[1,2,9,15]

(Proven and Probable)[2]

*Estimates of the Corporation's share at December 31, 2003*

| Mine by metal | Mineral reserves December 31, 2002 | Mined in 2003[5] | Other increase or (decrease) in mineral reserves[6,11,12] | Mineral reserves December 31, 2003 |
|---|---|---|---|---|
| **Gold** (000s ozs) | | | | |
| *Canada* | | | | |
| Campbell | 1,279 | 205 | 356 | 1,430 |
| Musselwhite | 1,419 | 159 | 142 | 1,402 |
| Porcupine | 1,545 | 252 | 256 | 1,549 |
| *United States* | | | | |
| Bald Mountain | 508 | 129 | 297 | 676 |
| Cortez | 4,745 | 903 | 3,804 | 7,646 |
| Golden Sunlight | 194 | 286 | 798 | 706 |
| Turquoise Ridge[11] | 2,690 | 116 | 1,068 | 3,642 |
| *Australia* | | | | |
| Granny Smith | 2,145 | 315 | (426) | 1,404 |
| Henty | 397 | 107 | 43 | 333 |
| Kalgoorlie West | 1,480 | 416 | (61) | 1,003 |
| Kanowna Belle | 2,053 | 295 | 488 | 2,246 |
| Osborne | 258 | 46 | 25 | 237 |
| *Papua New Guinea* | | | | |
| Misima | 194 | 107 | (47) | 40 |
| Porgera | 4,681 | 729 | 1,439 | 5,391 |
| *South Africa* | | | | |
| South Deep[9] | 28,658 | 227 | 11 | 28,442 |
| *Tanzania* | | | | |
| North Mara[10] | — | 96 | 3,904 | 3,808 |
| *Chile* | | | | |
| La Coipa | 645 | 119 | 64 | 590 |
| | 52,891 | 4,507 | 12,161 | 60,545 |
| **Silver** (000s ozs) | | | | |
| La Coipa | 32,038 | 6,700 | 12,894 | 38,232 |
| Misima | 1,757 | 1,125 | (258) | 374 |
| | 33,795 | 7,825 | 12,636 | 38,606 |
| **Copper** (millions lbs) | | | | |
| Zaldívar | 6,886 | 432 | 80 | 6,534 |
| Osborne | 476 | 98 | 40 | 418 |
| | 7,362 | 530 | 120 | 6,952 |

*Rounding differences may occur.*

*Notes: Refer to page 25 of this document for the notes to this table.*

## Mineral Resources[3,4,9,15] (in addition to mineral reserves)

(Measured, Indicated and Inferred)[4]

*Estimates of the Corporation's share at December 31, 2003*

| | Measured mineral resources | | | Indicated mineral resources | | | Total measured and indicated | | | Inferred mineral resources | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Mine by metal | Tonnes (000s) | Grade (g/t) | Contained ozs (000s) | Tonnes (000s) | Grade (g/t) | Contained ozs (000s) | Tonnes (000s) | Grade (g/t) | Contained ozs (000s) | Tonnes (000s) | Grade (g/t) | Contained ozs (000s) |
| **Gold** | | | | | | | | | | | | |
| *Canada* | | | | | | | | | | | | |
| Campbell | 844 | 20.1 | 546 | 3,441 | 9.6 | 1,061 | 4,285 | 11.7 | 1,607 | 3,590 | 12.4 | 1,435 |
| Musselwhite | 1,784 | 7.8 | 448 | 2,045 | 5.4 | 355 | 3,829 | 6.5 | 803 | 2,392 | 8.0 | 617 |
| Porcupine | 4,882 | 2.6 | 403 | 32,451 | 1.8 | 1,843 | 37,333 | 1.9 | 2,246 | 8,825 | 2.9 | 826 |
| *United States* | | | | | | | | | | | | |
| Bald Mountain | 10,537 | 0.8 | 279 | 11,010 | 1.3 | 465 | 21,547 | 1.1 | 744 | 19,533 | 0.9 | 557 |
| Cortez[7,8] | 45,333 | 1.4 | 2,053 | 132,676 | 0.8 | 3,540 | 178,009 | 1.0 | 5,593 | 18,312 | 1.4 | 856 |
| Golden Sunlight | 5,183 | 1.2 | 203 | 779 | 1.3 | 32 | 5,962 | 1.2 | 235 | 364 | 1.3 | 15 |
| Turquoise Ridge[11] | 3,620 | 11.2 | 1,307 | 1,991 | 12.9 | 828 | 5,611 | 11.8 | 2,135 | 3,305 | 16.8 | 1,780 |
| *Australia* | | | | | | | | | | | | |
| Granny Smith | 23 | 4.0 | 3 | 2,957 | 3.4 | 320 | 2,980 | 3.4 | 323 | 18,323 | 5.2 | 3,046 |
| Henty | — | — | — | 59 | 8.2 | 16 | 59 | 8.2 | 16 | 300 | 8.8 | 85 |
| Kalgoorlie West | 457 | 2.8 | 41 | 13,778 | 1.5 | 686 | 14,235 | 1.6 | 727 | 24,136 | 2.7 | 2,086 |
| Kanowna Belle | 6,208 | 5.2 | 1,036 | 4,865 | 3.6 | 557 | 11, 073 | 4.5 | 1,593 | 1,949 | 4.2 | 264 |
| Osborne | 1,838 | 1.4 | 85 | 1,720 | 1.2 | 66 | 3,558 | 1.3 | 151 | 792 | 1.2 | 31 |
| *Papua New Guinea* | | | | | | | | | | | | |
| Porgera[7] | 29,232 | 2.8 | 2,614 | 28,157 | 2.5 | 2,278 | 57,389 | 2.7 | 4,892 | 8,220 | 3.8 | 1,003 |
| *South Africa* | | | | | | | | | | | | |
| South Deep[7,9] | 895 | 10.9 | 314 | 66,819 | 9.0 | 19,279 | 67,714 | 9.0 | 19,593 | — | — | — |
| *Tanzania* | | | | | | | | | | | | |
| North Mara[10] | 2,589 | 1.4 | 119 | 11,955 | 1.7 | 662 | 14,544 | 1.7 | 781 | 599 | 1.9 | 37 |
| *Chile* | | | | | | | | | | | | |
| La Coipa | 9,815 | 1.0 | 314 | 5,670 | 1.1 | 202 | 15,845 | 1.0 | 516 | — | — | — |
| | | | 9,765 | | | 32,190 | | | 41,955 | | | 12,638 |
| **Silver** | | | | | | | | | | | | |
| La Coipa | 9,815 | 29.7 | 9,385 | 5,670 | 17.2 | 3,127 | 15,845 | 25.1 | 12,512 | — | — | — |
| | | | 9,385 | | | 3,127 | | | 12,512 | | | — |
| | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) |
| **Copper** | | | | | | | | | | | | |
| Zaldívar[7] | 23,441 | 0.487 | 251 | 101,565 | 0.513 | 1,149 | 125,006 | 0.508 | 1,400 | 11,561 | 0.487 | 124 |
| Osborne | 1,838 | 3.901 | 158 | 1,720 | 2.000 | 76 | 3,558 | 2.982 | 234 | 792 | 2.000 | 35 |
| | | | 409 | | | 1,225 | | | 1,634 | | | 159 |

*Rounding differences may occur.*

*Notes: Refer to page 25 of this document for the notes to this table.*

## Mineral Resources—Exploration Properties[3,4,15]

(Measured, Indicated and Inferred)[4]

*Estimates of the Corporation's share at December 31, 2003*

| | Measured mineral resources | | | Indicated mineral resources | | | Total measured and indicated mineral resources | | | Inferred mineral resources | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Exploration property by metal** | Tonnes (000s) | Grade (g/t) | Contained ozs (000s) | Tonnes (000s) | Grade (g/t) | Contained ozs (000s) | Tonnes (000s) | Grade (g/t) | Contained ozs (000s) | Tonnes (000s) | Grade (g/t) | Contained ozs (000s) |
| **Gold** | | | | | | | | | | | | |
| Cerro Casale[12] | 103,413 | 0.8 | 2,493 | 464,526 | 0.7 | 10,471 | 567,939 | 0.7 | 12,964 | 87,310 | 0.6 | 1,782 |
| Donlin Creek[13] | 5,559 | 3.1 | 559 | 76,676 | 2.9 | 7,240 | 82,235 | 3.0 | 7,799 | 99,540 | 3.1 | 10,016 |
| Mount Milligan | 156,497 | 0.5 | 2,263 | 251,957 | 0.4 | 3,362 | 408,454 | 0.4 | 5,625 | 35,393 | 0.4 | 444 |
| Pueblo Viejo[14] | — | — | — | 177,797 | 3.1 | 17,492 | 177,797 | 3.1 | 17,492 | 8,060 | 2.8 | 733 |
| | | | 5,315 | | | 38,565 | | | 43,880 | | | 12,975 |
| **Silver** | | | | | | | | | | | | |
| Pueblo Viejo[14] | — | — | — | 177,797 | 17.7 | 101,407 | 177,797 | 17.7 | 101,407 | 8,060 | 13.5 | 3,506 |
| | | | — | | | 101,407 | | | 101,407 | | | 3,506 |
| | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) |
| **Copper** | | | | | | | | | | | | |
| Cerro Casale[12] | 103,413 | 0.250 | 570 | 464,526 | 0.260 | 2,685 | 567,939 | 0.260 | 3,255 | 87,310 | 0.330 | 645 |
| Mount Milligan | 156,497 | 0.198 | 683 | 251,957 | 0.175 | 972 | 408,454 | 0.180 | 1,655 | 35,393 | 0.146 | 114 |
| | | | 1,253 | | | 3,657 | | | 4,910 | | | 759 |

*Rounding differences may occur*

*Notes: Refer to page 25 of this document for the notes to this table.*

## Notes to the Mineral Reserves, Reconciliation of Mineral Reserves, Mineral Resources and Mineral Resources — Exploration Properties Tables on pages 22 to 25:

(1) The Corporation's mineral reserves are estimated as at December 31, 2003 using appropriate cut-off grades associated with an average long-term gold price of $325 per ounce, silver price of $4.75 per ounce and copper price of $0.85 per pound and on Canadian and Australian dollar, Papua New Guinean kina and Chilean peso average long-term exchange rates to the U.S. dollar of 1.45, 1.667, 4 and 750 to 1, respectively (except at South Deep where a gold price of $300 per ounce and a long-term average rand to U.S. dollar exchange rate of 7:1 were used — see note 9). The estimates incorporate the current and/or expected mine plans and cost levels at each property. Recovery is stated as a percentage of contained ounces for gold and silver and contained pounds for copper. With respect to properties under development and long-term mines, significant capital expenditures would be required for mine construction prior to the start of commercial production and for subsequent exploitation. The qualified persons responsible for mineral reserve estimates are shown under note 15. Consistent with Placer Dome's normal mineral reserve estimation practices, independent data verification has not been performed.

(2) A "mineral reserve" is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. A "proven mineral reserve" is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. A "probable mineral reserve" is the economically mineable part of an indicated, and in some circumstances a measured, mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The above definitions of "mineral reserve", "proven mineral reserve" and "probable mineral reserve" conform to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of these terms as at the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101").

(3) These mineral resources are in addition to gold, silver and copper mineral reserves and have been estimated as at December 31, 2003 using appropriate cut-off grades associated with an average long-term gold price of $450 per ounce and copper price of $1.00 per pound. With respect to exploration properties and properties under development, significant capital expenditures would be required for mine construction prior to the start of commercial production. The qualified persons responsible for mineral resource estimates are shown under note 15. Consistent with Placer Dome's normal mineral resource estimation practices, independent data verification has not been performed except in the case of certain exploration properties. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Where this document refers to measured, indicated or inferred mineral resources, these would be described as mineralized material in the U.S. reporting environment.

(4) A "mineral resource" is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A "measured mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An "indicated mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An "inferred mineral resource" is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and samplings gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The above definitions of "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" conform to CIM definitions of those terms as at the effective date of estimation, as required by NI 43-101. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(5) Based on 2003 production divided by the recovery percentage for each mine.

(6) Increase (decrease) in mineral reserves resulted from reclassifications between mineral resources and mineral reserves, acquisition and divestiture of mineral reserves during the year, changes due to geological remodeling and mine planning and the impact of an increase in the average long-term gold price from $300 to $325 per ounce.

(7) Economic assumptions for material properties:
The cut-off grades for a particular property can vary depending on the various rock types, metallurgical processes and mining methods. Cut-off grades are therefore quoted below as a range for each material property to reflect the variability of these parameters.

| | Mineral reserves | Mineral resources |
|---|---|---|
| | Cut-off grade (g/t gold, % copper) | Cut-off grade (g/t gold, % copper) |
| Cortez | 0.17 - 4.00 g/t | 0.17 - 4.00 g/t |
| Porgera | 1.70 - 6.00 g/t | 1.00 - 5.00 g/t |
| South Deep | 4.00 - 6.00 g/t | 5.00 g/t |
| Zaldívar | 0.30 - 0.32 % | 0.26 - 0.28 % |

The Corporation is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues which may materially affect the Corporation's mineral reserve and mineral resource estimates, other than the factors discussed in the *Risks and Uncertainties* section of the Management's Discussion and Analysis section of this document.

(8) Mineral reserves and mineral resources at Cortez include the Cortez Hills deposit. Placer Dome's share of gold at the Cortez Hills deposit is outlined in the tables below:

| Proven mineral reserves | | | Probable mineral reserves | | | Proven and probable mineral reserves | | |
|---|---|---|---|---|---|---|---|---|
| Tonnes (000s) | Grade (g/t) | Contained ozs (000s) | Tonnes (000s) | Grade (g/t) | Contained ozs (000s) | Tonnes (000s) | Grade (g/t) | Contained ozs (000s) |
| 15,083 | 4.59 | 2,221 | 7,398 | 3.91 | 930 | 22,481 | 4.36 | 3,151 |

| Measured mineral resources | | | Indicated mineral resources | | | Total measured and indicated resources | | | Inferred mineral resources | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Tonnes (000s) | Grade (g/t) | Contained ozs (000s) | Tonnes (000s) | Grade (g/t) | Contained ozs (000s) | Tonnes (000s) | Grade (g/t) | Contained ozs (000s) | Tonnes (000s) | Grade (g/t) | Contained ozs (000s) |
| 1,010 | 3.67 | 119 | 1,143 | 5.62 | 208 | 2,153 | 4.73 | 327 | 4,418 | 4.30 | 610 |

(9) Mineral resource and reserve estimates for South Deep as at December 31, 2003 are based on estimates as at December 31, 2000, depleted for production in 2001, 2002 and 2003. The December 31, 2000 estimates were prepared using appropriate cut-off grades associated with an average long-term gold price of $300 per ounce and an average long-term rand to U.S. dollar exchange rate of 7:1. The geological modeling has been refined since the creation of the disclosed mineral reserves and mineral resources to better reflect the layered, discrete zones of mineralization becoming apparent in the deposit. Although a review of an updated mineral resource estimate is still being carried out by the joint venture, initial indications are that there will be a reduction in the mineral resource primarily in tonnage, and hence in the contained ounce base, compared to the currently disclosed mineral resource at a similar cut-off grade. A mineral reserve estimate will be completed on this mineral resource model. A review and update of the South Deep life of mine plan is currently underway by the joint venture, taking into account technical issues specific to the South Deep operation as well as current and anticipated costs of operating in the South African environment, including the strength of the rand, proposed royalties and social costs imposed by pending minerals legislation. It is anticipated that the completion of the above processes will result in a reduction in the contained mineral reserve ounces. Revised mineral reserve and mineral resource estimates will be announced once the work is completed and reviewed by the joint venture participants, which is anticipated in the second half of 2004.

(10) The Corporation acquired 100% of East African Gold Mines Limited in 2003. This resulted in the Corporation acquiring 100% of the North Mara mine.

(11) Effective December 23, 2003, Placer Dome and Newmont Mining Corporation ("Newmont") formed the Turquoise Ridge Joint Venture which includes the Corporation's Turquoise Ridge mine and Newmont's royalty interest from the Turquoise Ridge Mine. Placer Dome owns a 75% interest in and is the operator of the unincorporated joint venture.

(12) Assuming 51% indirect ownership by Placer Dome, which ownership interest is subject to certain obligations of Placer Dome under the terms of a shareholders agreement. The other indirect owners of the Cerro Casale property are Bema Gold (24%) and Arizona Star (25%).

(13) Assuming 70% ownership by Placer Dome; the other owner of the Donlin Creek property is NovaGold Resources Inc. On February 11, 2003, Placer Dome announced it had exercised its option to earn back to a 70% interest in Donlin Creek. In order to do this, Placer Dome must expend $30 million over five years and complete a feasibility study, followed by a positive construction decision for a mine that would produce at least 600,000 ounces of gold per annum. If Placer Dome chooses to terminate such expenditures and not to complete its earn-in, the Corporation retains its existing 30% interest.

(14) Placer Dome has begun a study on the Pueblo Viejo gold deposit including metallurgical test work and evaluation of a whole ore pressure oxidation approach to gold recovery.

(15) The Corporation's mineral reserve and mineral resource estimates are based on information prepared by or under the supervision of one or more "qualified persons", as that term is defined in NI 43-101. The qualified persons responsible for the Corporation's mineral reserve and mineral resource estimates as at December 31, 2003 are listed below. All named persons are, or were at the time the estimates were prepared, employees of Placer Dome unless indicated as Independent Consultant. In estimating the applicable mineral reserves and mineral resources, the qualified persons have used assumptions, parameters and methods appropriate for each property and have verified the underlying data as appropriate in their professional opinion (including sampling, analytical and test data). However refer to note 9 regarding the ongoing reserve/resource estimation review at South Deep.

## Qualified Persons

| Property | Mineral reserves | | Mineral resources | |
|---|---|---|---|---|
| | Name | Title | Name | Title |
| **Campbell** | Stephane Blais | *Senior Mining Engineer* | Glen Kuntz | *Senior Resource Geologist* |
| **Musselwhite** | Robert MacDonald | *Chief Mine Engineer* | Andrew Cheatle<br>Simon Pollard | *Chief Geologist*<br>*Geological Coordinator* |
| **Porcupine** | Stephen Taylor | *Senior Engineer* | Alastair Still | *Chief Geologist and Manager of Exploration* |
| **Bald Mountain** | Paul Buckley | *Engineering Superintendent* | John Porterfield | *Deputy Mine General Manager* |
| **Cortez** | Britt Buhl | *Technical Superintendent* | Britt Buhl | *Technical Superintendent* |
| **Golden Sunlight** | Paul Buckley | *Engineering Superintendent* | Paul Buckley | *Engineering Superintendent* |
| **Turquoise Ridge** | John Porterfield | *Deputy Mine General Manager* | John Porterfield | *Deputy Mine General Manager* |
| **Granny Smith** | Ray Hodson<br>Richard Boffey | *Chief Mining Engineer*<br>*Underground Project Manager* | Malcolm Titley | *Open Pit Superintendent* |
| **Henty** | Sean Halpin | *Technical Services Manager* | Sean Halpin | *Technical Services Manager* |
| **Kalgoorlie West** | Mark Kaesehagen<br>Andrew Law<br>Steven Tombs | *Project Development Manager*<br>*Mining Manager—Open Pits*<br>*Mining Manager—Underground* | Jon Abbott<br>Roger Cooper | *Senior Resource Geologist*<br>*Senior Resource Geologist* |
| **Kanowna Belle** | Lara Bruhns<br>Mark Kaesehagen<br>Ben Playford | *Senior Mine Engineer*<br>*Project Development Manager*<br>*Senior Mine Geologist* | David Williams<br>Jon Abbott<br>Ben Playford | *Senior Resource Geologist*<br>*Senior Resource Geologist*<br>*Senior Mine Geologist* |
| **Osborne** | Sharn Morrison<br>Peter Willcox | *Mine Engineering Team Leader*<br>*Mine Coordinator* | Philip Agnew<br>Frank Tullemans | *Resource Geologist*<br>*Geology Team Leader* |
| **Misima** | Trevor Jones | *Independent Consultant* | Trevor Jones | *Independent Consultant* |
| **Porgera** | John Butterworth | *Senior Mining Engineer* | Anthony Burgess<br>Roger Hill | *Senior Resource Geologist*<br>*Chief Geologist* |
| **South Deep** | Dexter Ferreira | *Chief Planning Engineer* | Adrian Adams | *Chief Geologist* |
| **North Mara** | Rob Usher | *Mine Superintendent* | Peter Stockman | *Chief Geologist* |
| **La Coipa** | Mauricio Rubio<br>Andres Guaringa | *Senior Geologist—Production*<br>*Resources/Reserves Engineer* | Andres Guaringa<br>Juan Ochoa | *Resources/Reserves Engineer*<br>*Mine Superintendent* |
| **Zaldívar** | Eduardo Jofre | *Chief Mining Engineer* | Jorge Aceituno | *Mine Superintendent* |
| **Cerro Casale** | N/A | *N/A* | Marc Jutras | *Senior Geostatistician* |
| **Donlin Creek** | N/A | *N/A* | Marc Jutras | *Senior Geostatistician* |
| **Mount Milligan** | N/A | *N/A* | Rob Pease | *General Manager, Canada Exploration and Global Major Projects* |
| **Pueblo Viejo** | N/A | *N/A* | Chris Keech | *Senior Geologist/Geostatistician* |

# FINANCIALS

## Introduction

The Management's Discussion and Analysis ("MD&A") provides a detailed analysis of Placer Dome's business, and compares its 2003 financial results with those of the previous two years. In order to better understand the MD&A, it should be read in conjunction with the consolidated financial statements and related notes that begin on page 60 of this report. Placer Dome prepares and files its consolidated financial statements and MD&A in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("GAAP"). The consolidated financial statements and MD&A in accordance with Canadian GAAP, in U.S. dollars, are filed with various Canadian regulatory authorities. These consolidated financial statements and MD&A are available at www.sedar.com and are included with Placer Dome's Management Proxy Circular and Statement. This MD&A is dated February 26, 2004.

| All amounts are in millions of U.S. dollars, except where otherwise indicated | **2003** | 2002 | 2001 |
|---|---|---|---|
| **Sales** | $ 1,763 | $ 1,209 | $ 1,223 |
| **Mine operating earnings** | | | |
| Gold | 371 | 282 | 277 |
| Copper | 55 | 53 | 69 |
| Other | (20) | (11) | (10) |
| | 406 | 324 | 336 |
| **Net earnings (loss)** | 229 | 116 | (133) |
| **Cash flow from operations** | 329 | 320 | 340 |
| **Gold** | | | |
| Consolidated production (000s ozs)(i) | 3,785 | 2,756 | 2,776 |
| Cash cost ($/oz)(i) | 219 | 176 | 173 |
| Total cost ($/oz)(i) | 273 | 227 | 226 |
| Consolidated sales (000s ozs) | 3,829 | 2,716 | 2,876 |
| Price realized ($/oz) | 380 | 342 | 326 |
| London spot price ($/oz) | 363 | 310 | 271 |
| **Copper** | | | |
| Consolidated production (000s lbs) | 425,358 | 427,477 | 417,160 |
| Cash cost ($/lb) | 0.52 | 0.45 | 0.45 |
| Total cost ($/lb) | 0.67 | 0.58 | 0.58 |
| Consolidated sales (000s lbs) | 411,996 | 431,162 | 420,338 |
| Price realized ($/lb) | 0.80 | 0.71 | 0.74 |
| London spot price ($/lb) | 0.81 | 0.71 | 0.72 |

(i) Placer Dome's share of gold production, cash and total production costs were 3,861,000 ounces, $218/oz and $274/oz in 2003, 2,823,000 ounces, $178/oz and $231/oz in 2002, and 2,756,000 ounces, $175/oz and $231/oz in 2001.

## Highlights

- Placer Dome's share of gold production in 2003 was 3,861,000 ounces, an increase of 37% compared to the prior year due to the acquisition of AurionGold Limited ("AurionGold") in the fourth quarter of 2002, the acquisition of East African Gold Mines Limited ("East African Gold") effective July 23, 2003 (see *Strategic Review* section) and increased production from the Golden Sunlight, Porgera, Turquoise Ridge and South Deep mines. This was partially offset by decreased production at the Granny Smith and Bald Mountain mines.
- Placer Dome's estimated proven and probable mineral reserves as of December 31, 2003 increased by 15% over 2002 levels to 60.5 million ounces of gold (refer to the mineral reserve and mineral resource tables on pages 22 to 25 for further details). The increase was due primarily to the inclusion of mineral reserves from the East African Gold transaction (2.9 million ounces acquired and an additional 1.0 million ounces identified following the acquisition), the Cortez Hills discovery during the year (3.2 million ounces— see *Strategic Review* section), and increases at other sites, including Porgera and Turquoise Ridge, due to additional work and an increase in the long-term gold price assumption from $300 to $325 per ounce. Proven and probable copper reserves decreased by 6% due to depletion.
- Consolidated net earnings in accordance with U.S. GAAP for 2003 were $229 million or $0.56 per share (respectively $246 million and $0.60 per share before change in accounting policy), compared with earnings of $116 million or $0.33 per share in 2002 (respectively $124 million and $0.35 per share before change in accounting policy) and a loss of $133 million or $0.41 per share in 2001.
- In 2003, Placer Dome's net earnings were impacted by an unrealized non-hedge derivative gain of $30 million (2002— gain of $8 million and 2001—loss of $11 million). The 2003 net earnings also included the effect of the adoption of a new accounting standard relating to accounting for post-mining related asset retirement obligations. The cumulative effect of this change was a non-cash decrease in after-tax earnings of $17 million. Net earnings for 2002 included a non-cash after-tax charge of $8 million as a result of a change in accounting policy with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs. In 2001, net earnings included a non-monetary $21 million foreign currency translation gain relating to the closure of the Kidston mine.
- Placer Dome's net earnings for 2003 were positively impacted by the recognition in the second and fourth quarters of a non-cash tax asset totalling $111 million for previously unrecorded tax benefits related to its U.S. operations, an amount that is estimated more likely than not to be realized beyond 2003. The recognition reflects a more positive outlook for Placer Dome's U.S. operations, including an improved gold price environment. This was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies which appreciated against the U.S. dollar during 2003 and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.
- Cash flow from operations was $329 million in 2003 compared with $320 million and $340 million in 2002 and 2001, respectively. Excluding the impact of non-cash working capital, cash flow from operations was $353 million in 2003, $335 million in 2002 and $316 million in 2001. The increase of 5% from 2002 primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping, taxes and non-mine operating costs (including exploration and resource development, technology and other).
- Compared to the prior year, Placer Dome's share of unit cash and total costs[i] increased by 22% and 19% to $218 and $274 per ounce of gold, respectively. The increase in cash costs per ounce was due primarily to the inclusion of the relatively higher-cost AurionGold mine interests acquired in the fourth quarter of 2002 ($10 per ounce), and the impact of the following items on Placer Dome's other mining operations: the appreciation of the South African rand, the Canadian and Australian dollars, the Papua New Guinean kina and the Chilean peso against the U.S. dollar (cumulatively $15 per ounce), increased global energy costs ($6 per ounce), and operational issues at certain mine sites.
- Consolidated copper production was approximately the same and cash costs[ii] per pound increased 16% compared with the prior year due to higher energy costs, the appreciation of the Australian dollar and Chilean peso against the U.S. dollar, and higher acid expenditures and unplanned maintenance costs at the Zaldívar mine.
- On April 15, 2003, Placer Dome announced the start-up of the Turquoise Ridge gold mine on the Getchell property and in December of the year entered into a joint venture agreement, effective December 23, 2003, with Newmont Mining Corporation ("Newmont") (see *Strategic Review* section).

- Under Placer Dome's precious metals sales program, the Corporation realized an average price of $380 per ounce of gold in 2003, a premium of $17 per ounce over the average spot price during the period, which added $54 million to revenue. During 2003, Placer Dome reduced the maximum committed ounces under its gold sales program by 2.9 million ounces to 9.7 million ounces, excluding the 0.8 million ounces from the East African Gold acquisition, or 18% of 2002 year-end gold mineral reserves. At December 31, 2003, Placer Dome's maximum committed ounces under its gold sales program were 17% of 2003 year-end gold mineral reserves. On December 31, 2003, based on the closing spot price of gold of $417 per ounce and an Australian to U.S. dollar exchange rate of $1.3319, the mark-to-market value of the precious metals sales and derivative program was negative $705 million.
- Looking ahead, Placer Dome's share of gold production in 2004 is targeted at approximately 3.6 million ounces, down from 2003 due to the closure of Misima and the temporary cessation of milling at Golden Sunlight. Cash and total production costs for gold are estimated to be between $225 and $230 per ounce, assuming current exchange rates. Total costs are estimated at $290 to $295 per ounce. Copper production for 2004 is expected to be approximately 400 million pounds at cash and total costs of $0.51 and $0.67 per pound, respectively.
- As at February 26, 2004, the Corporation had 412,132,798 common shares outstanding. As at the same date, it had $230 million in convertible debentures outstanding (see note 14(a)(iii) to the consolidated financial statements), none of which were in a position to be converted on February 26, 2004. If conversion were possible, the total number of common shares the Corporation would have to issue on conversion on that date would be 10,991,631. As at February 26, 2004, the Corporation had 17,531,257 share options outstanding under its stock-based incentive plans. If all of these options were converted on that date, the Corporation would have to issue 17,531,257 common shares.

(i) These are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. See *Non-GAAP Measures* section of this MD&A.

## Quarterly Results

| | Quarters ended (unaudited) | | | | Years ended |
|---|---|---|---|---|---|
| | March 31 | June 30 | Sept. 30 | Dec. 31 | Dec. 31 |
| **2003** | | | | | |
| Sales | $ 409 | $ 398 | $ 464 | $ 492 | $ 1,763 |
| Mine operating earnings | 96 | 69 | 113 | 128 | 406 |
| Operating earnings | 55 | 19 | 59 | 82 | 215 |
| Net earnings | 63 | 58 | 27 | 81 | 229 |
| Net earnings per common share | 0.15 | 0.15 | 0.06 | 0.20 | 0.56 |
| **2002** | | | | | |
| Sales | $ 303 | $ 276 | $ 275 | $ 355 | $ 1,209 |
| Mine operating earnings | 98 | 76 | 67 | 83 | 324 |
| Operating earnings | 74 | 44 | 36 | 23 | 177 |
| Net earnings | 37 | 44 | 29 | 6 | 116 |
| Net earnings per common share | 0.11 | 0.14 | 0.08 | 0.02 | 0.33 |

(i) In the fourth quarter of 2003, Placer Dome finalized the AurionGold purchase price allocation resulting in several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the results for the first three quarters of 2003 and the December 31, 2002 consolidated balance sheet have been restated to reflect these changes. In particular, the allocation to mineral properties and mine development has decreased by $280 million, while the allocation of value for undeveloped mineral interests, deferred taxes and other long-term assets has increased $14 million, $20 million and $27 million, respectively. The residual goodwill amount has also increased by $230 million to $430 million. Net earnings for 2002 were not re-stated as the effect on the post-acquisition period in that year was not material.

- Mine operating earnings for the fourth quarter of 2003 were $128 million, an increase of 54% or $45 million over the comparative period in 2002 due primarily to higher contributions from gold and copper.
- Gold operating earnings were $112 million in the fourth quarter of 2003, compared with $72 million in the fourth quarter of 2002 due to higher sales volumes and price realized, partially offset by higher unit costs. Gold sales revenue for the quarter was $401 million compared with $280 million in the prior year period, an increase of 43% reflecting a 21% increase in sales volume and a $66 per ounce increase in the average realized price. Consolidated gold production in the fourth quarter increased by 13% to 1,010,832 ounces from 895,538 ounces in 2002 reflecting the inclusion of the acquisitions of AurionGold effective October 31, 2002 and East African Gold effective July 23, 2003 and increased production from the Porcupine and Turquoise Ridge mines. This was partially offset by decreased production at the Granny Smith, Bald Mountain and Cortez mines.

- The increase in the average realized sales price was due to a 21% increase in the average spot gold price, partially offset by a decrease in the contribution from Placer Dome's precious metals sales program to $7 million in the fourth quarter of 2003 from $10 million in the fourth quarter of 2002. Placer Dome's share of cash and total production costs for the fourth quarter of 2003 were $229 and $284 per ounce, respectively, compared with $180 and $241 per ounce in 2002. The increase in cash costs was due primarily to the inclusion of the relatively higher-cost AurionGold mine interests acquired in the fourth quarter of 2002 ($7 per ounce), and the impact of the following items on Placer Dome's other mining operations: the appreciation of the South African rand, the Canadian and Australian dollars and the Papua New Guinean kina against the U.S. dollar (cumulatively $22 per ounce) and increased global energy costs ($2 per ounce). The average exchange rate of the Canadian and Australian dollars, Papua New Guinean kina, Chilean peso and South African rand to the U.S. dollar appreciated 19%, 28%, 22%, 16% and 44%, respectively, from the fourth quarter of 2002 to 2003.
- Copper operating earnings of $22 million in the fourth quarter of 2003 were 29% higher than the prior year period due primarily to a 23% higher realized price per pound, partially offset by decreased sales volume and increased costs. Copper sales revenue for the quarter was $89 million compared with $75 million in the 2002 period, reflecting the increase in the average realized price, partially offset by a 4% decrease in sales volume. Consolidated copper production in the fourth quarter of 2003 was 111.1 million pounds (50,395 tonnes), 3% greater than the prior year period as increased production at the Zaldívar mine was partially offset by lower production from the Osborne mine. Consolidated cash and total production costs per pound of copper for the period were $0.53 and $0.67, respectively, compared with $0.47 and $0.56, respectively, in 2002. The increase was due to higher energy costs, the appreciation of the Australian dollar and the Chilean peso against the U.S. dollar, and higher acid expenditures and unplanned maintenance costs at the Zaldívar mine.
- Costs related to general and administrative, exploration, technology, resource development and other totalled $46 million for the three-month period ended December 31, 2003, a decrease of $14 million from the prior year period. The $17 million decrease in resource development, technology and other was primarily due to a reduction of $9 million to the fair value of the Turquoise Ridge SFAS 143 accrual in the fourth quarter of 2003 and an accrual in the fourth quarter of 2002 for additional capital expenditures to upgrade water treatment facilities at the closed Equity Silver mine.
- Investment and other business income (losses) in the year and three-month periods ended December 31, 2003 was a loss of $1 million compared with a gain of $7 million in the prior year period. The decrease in the year was due to losses resulting from the impact of the weakening of the U.S. dollar on net monetary liabilities denominated in other currencies.
- Placer Dome's net earnings for the fourth quarter of 2003 were positively impacted by the recognition of a $72 million non-cash tax asset for previously unrecorded tax benefits related to its U.S. operations, an amount that is estimated more likely than not to be realized beyond 2003. The recognition reflects a more positive outlook for Placer Dome's U.S. operations including an improved gold price environment. This was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies which appreciated against the U.S. dollar during 2003, and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.
- Cash flow from operations for the three months ended December 31, 2003 was $61 million, compared with $47 million for the same period in 2002. Excluding the impact of non-cash working capital, cash flow from operations was $83 million in 2003 compared with $68 million for the same period in 2002. The increase of 22% from the 2002 period primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping, taxes and non-mine operating costs (including exploration and resource development, technology and other).

## Strategic Review

### Overview

Placer Dome's strategy is to increase shareholder value by continuing to build upon its high-quality portfolio of gold producing assets, development and exploration projects to achieve long-term growth in cash flow and earnings per share. Placer Dome has a strategy with the main components having measurable objectives and deliverables. These components are:

1. Optimizing the performance and value of existing assets through productivity improvements, cost-cutting, and minesite exploration programs which add value by reducing costs, increasing production and/or extending the mine life through mineral reserves additions;

2. Investing in new high-quality assets through exploration, project development and acquisitions. For example, Placer Dome has rights or ownership interests in three large undeveloped gold deposits (Pueblo Viejo, Cerro Casale and Donlin Creek) and in July acquired a major operation (North Mara) with surrounding exploration rights. In addition, Placer Dome has attractive investment opportunities from exploration projects in and around existing operations, and
3. Improving the business through innovation to lower costs and provide a competitive advantage — technically, environmentally and socially.

The strategy is being implemented by:

- Making business decisions based on disciplined financial criteria that appropriately balance costs, benefits and risks;
- Investing in people, technology and systems to ensure Placer Dome has the skills and expertise to maximize the value of and manage the risks at all minesites;
- Building land positions near current infrastructure and in geological systems where gold discoveries have been repetitive, and
- Exploring aggressively on these land packages.

Consistent with these strategic objectives, in 2003 Placer Dome continued to advance these three components of its strategic plan as evidenced by the items noted below.

### Asset Optimization

- The Cortez joint venture discovered a major new mineralized zone called the Cortez Hills deposit. Placer Dome's 60% share of the estimated proven and probable mineral reserve is 3.2 million ounces of gold (22.5 million tonnes with an average grade of 4.36 grams per tonne); its share of the additional estimated measured and indicated mineral resource is 0.3 million ounces of gold and its share of the additional estimated inferred mineral resource is 0.6 million ounces of gold. Exploration work at the deposit, which is open along strike and at depth, is ongoing.
- In September, Placer Dome approved the development of Stage 5B of the open pit at Golden Sunlight. Production from Golden Sunlight was suspended in December until ore is delivered from Stage 5B. Pre-stripping of Stage 5B started in September, with production scheduled to commence in mid-2005 and continue until 2008. Stage 5B is expected to produce over 520,000 ounces at estimated cash and total costs per ounce of $252 and $263, respectively. Capital costs, principally for overburden removal for Stage 5B, are estimated at $39 million.
- In June, Placer Dome made the decision to proceed with the development of Stage 7 of Bald Mountain's Top Pit. Stage 7 adds 400,000 incremental ounces to the mine's production profile with total future production now estimated at approximately 600,000 ounces at estimated cash and total costs per ounce of $192 and $239, respectively.
- On April 15, Placer Dome announced the start-up of the Turquoise Ridge gold mine on the Getchell property. The mine is expected to reach full production of 300,000 ounces per year by the end of 2004. Effective December 23, 2003, Placer Dome entered into a joint venture agreement with Newmont at Turquoise Ridge. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge and Getchell deposits. Under an ore sale agreement, Newmont will purchase up to approximately 2,000 tons per day of joint venture ore and process it at cost at its nearby Twin Creeks mill. As a result of the joint venture and ore sale agreement, Placer Dome anticipates realizing savings in the form of lower operating costs and improved recoveries, which are expected to reduce cash and total costs to approximately $190 and $230 per ounce, respectively, from the original estimates of $215 and $265 per ounce. The joint venture is also expected to reduce Placer Dome's life-of-mine capital investment in Turquoise Ridge by over $40 million, as well as eliminate the $26 million in capital Placer Dome would have required to refurbish the existing mill on the Turquoise Ridge property. The formation of the joint venture also provides an opportunity to reduce the economic cut-off grade of the Turquoise Ridge deposit. This is expected to improve the continuity of the mineral resource, increase mineral reserves, and extend the life of the mine beyond the existing mine plan. The combination of additional drilling and a reduced cost structure due to the joint venture resulted in an increase in Turquoise Ridge's estimated proven and probable mineral reserves of 81% to 4.9 million ounces (Placer Dome's share is 3.6 million ounces).
- In October, a feasibility study commenced to assess the potential for an underground mine to extract the mineralization that extends below the Wallaby open pit. The study will be completed in the first quarter of 2005, with the primary goal of justifying the exploitation of the Zone 60 orebody. Delineation drilling will be conducted from surface within the Wallaby open pit and from underground drill drives. The study will also include trial underground mining in one of the upper areas of the proposed underground. This trial is expected to result in the production of approximately 75,000 additional ounces in the period resulting in the feasibility study being cost neutral.

- During 2003, work continued on the optimization of the feasibility study for the Porcupine Joint Venture's proposed Pamour open pit mine. Following completion of the optimization study in early 2004, the project was approved by the management committee of the joint venture and Placer Dome, subject to the approval of the other joint venture partner, which is expected at the end of February. Overburden removal at the site is expected to commence in the third quarter of 2004 with gold production expected to start in the third quarter of 2005. Placer Dome's share of the capital cost of the Pamour mine is estimated at $30 million (including deferred stripping costs) and it is expected to produce 1.6 million ounces of gold (Placer Dome share 800,000 ounces) over the next 10 years at estimated cash and total costs per ounce of $243 and $293, respectively.
- Development work on Campbell's DC zone, intended to provide access to over 300,000 ounces of mineral resources and allow exploration in surrounding areas, was initiated in 2003. The development program calls for an overall investment of $19 million through 2005, $12 million of which was expended in 2003. The DC zone is a new mining area within the Campbell mine and lies between 5500 and 6300 feet below surface, accessed by the bottom two levels of the Reid shaft. The development program is proceeding on plan and on budget, with the structure being intersected ahead of schedule. Development along the DC Zone itself commenced in December.
- In December the development of Kalgoorlie West's Raleigh underground mine was approved, subject to finalization of joint venture agreements. The underground mine will be an extension of the Raleigh open pit mine with production scheduled to commence in late 2004 and continue through 2008. The Raleigh mine is located partially on a mining lease owned 100% by Placer Dome and partially on a mining lease owned by a joint venture in which Placer Dome has a 51% interest. Placer Dome's share of the capital cost is estimated at $17 million, with $11 million to be spent in 2004, and its share of production over the six-year mine life is expected to be approximately 250,000 ounces at estimated cash and total costs per ounce of $218 and $287, respectively. Joint venture negotiations are continuing and should these extend beyond the first quarter of 2004, this schedule will be impacted.
- As part of ongoing cost management efforts, workforce reductions totalling 126 employees and contractors were carried out during the year at the Kalgoorlie West, Musselwhite and Porcupine operations.

### Investment in New High-quality Assets

- On July 23, Placer Dome completed the acquisition of 100% of the shares, on a fully diluted basis, of East African Gold for approximately $255 million. The acquisition provides Placer Dome with the North Mara open pit gold mine in northern Tanzania which, based on the mineral reserves at the time of the acquisition of 2.9 million ounces, East African Gold had forecast to produce approximately 220,000 ounces per year at cash costs of $200 per ounce. The acquisition also included an extensive land package in the area. An expansion of the site's nominal mill throughput from approximately 2.0 million to 2.8 million tonnes per annum has been approved at an estimated cost of $25 million. The expansion is scheduled for completion in the fourth quarter of 2004 and is expected to increase estimated annual production to between 280,000 and 300,000 ounces at cash and total costs per ounce of $163 and $195, respectively. At December 31, 2003, primarily as a result of additional drilling, and after allowance for depletion, the estimated mineral reserve for North Mara increased to 3.8 million ounces.
- On April 14, the Special Lease Agreement ("SLA") for the Pueblo Viejo Project was ratified by the Congress of the Dominican Republic. During 2003, Placer Dome's work at Pueblo Viejo focused on scoping studies to confirm the geology and evaluate processing alternatives. A new mineral resource model was formulated which forms the basis for the current indicated mineral resource estimate of approximately 17.5 million ounces of gold that are refractory in nature and associated with zinc and copper mineralization. Based on the success of scoping study work completed to date, Placer Dome is continuing pre-feasibility studies that are to be completed in the second half of 2004. As a result of encouraging results from the autoclave test work, the focus of the work in 2004 will be on refining the autoclaving process, completing an 11,000-metre infill drill program to further delineate the high-grade mineral resource areas, and finalizing concepts for waste rock impoundment. The budget for 2004 activities is estimated to be $15 million. The project studies remain on track for completion of a bankable feasibility study and production decision in the first half of 2005.
- Placer Dome controls 51% of the Cerro Casale project in north-central Chile. Its share of the project contains an estimated 13 million ounces of measured and indicated gold mineral resources and an estimated 3.3 billion pounds of measured and indicated copper mineral resources. In 2000, a feasibility study was completed on the project and necessary environmental permits and water rights were obtained. Due to the low prices of metals at that time, it was decided not to proceed with construction of the project. In

November, the joint venture announced it was updating the feasibility study due to stronger metal prices and the time lapse from the original study. The feasibility study, updated for contemporary economic assumptions and capital and operating costs, is on schedule for delivery to the partners in early March. The joint venture will then meet and assess the updated findings. Placer Dome is evaluating options and assessing the ability to obtain senior project financing for Cerro Casale. Under the terms of the joint venture agreement, Placer Dome is required to arrange $1.3 billion in financing, including contributing $200 million in equity on behalf of the joint venture partners, and provide a pre-completion guarantee for an amount not greater than $1.1 billion in senior and subordinated loans.The senior loans are required to be an amount which is not less than 50% of the initial project capital requirements. Once financeable, Placer Dome will make a decision on development.

- In February, Placer Dome exercised its option to become joint venture manager and has the right to earn an additional 40% interest, for a total of 70%, in the Donlin Creek project from NovaGold Resources Inc. In order to do this, Placer Dome must expend $32 million over five years, complete a feasibility study and make a positive construction decision for a mine that would produce at least 600,000 ounces of gold per annum. If Placer Dome chooses not to complete the earn-in, the Corporation will retain its 30% interest. Located in Alaska, U.S., Donlin Creek (100% basis) hosts an estimated 11 million ounce measured and indicated mineral resource and an estimated 14.3 million ounce inferred mineral resource, making it one of the largest undeveloped gold resources in North America. Work in 2003 focused on identifying feasible alternatives for project access, power supply, and local sources of key consumables. Plans for 2004 include additional test work to further refine the flowsheet, completion of a pre-feasibility study, and continuing the environmental baseline studies required for permitting. Pending a positive pre-feasibility assessment, the permitting process would begin in the fourth quarter of 2004 and run concurrently with the development of the final feasibility study. The project budget for 2004 is $6 million.

## Innovation

- The Cortez mine demonstrates a good example of technical innovation at work. It has completed an engineering pre-feasibility study comparing the viability of treating carbonaceous, preg-robbing ore from the Pipeline deposit using two new competing processes. One method uses a modified cyanide-based leaching process and the other uses a thiosulfate-based heap leaching process. A feasibility study commenced in the fourth quarter of 2003 and is expected to be completed by mid-2004. The selected alternative will reduce Cortez' need to sell carbonaceous ore, thereby reducing costs and increasing the potential to add mineral reserves.
- Two other promising technology-based projects are the "MiniMole", also named GARTH, and fuel cell-powered underground mining vehicles. By December, Placer Dome had completed extensive testing of the first GARTH prototype and commenced planning underground trials of the machine at the Campbell mine, which are expected to start in the second quarter of 2004. This research program is pursuing the development of a novel new machine that will allow the "surgical" mining of narrow vein and reef-type deposits. Mining in this selective manner has the aim of removing personnel from the active rock face, thereby making the exploitation of these deposits safer. It will also drastically reduce the amount of development and waste dilution that is experienced with conventional mining methods. Placer Dome is also one of the founding members of the Fuelcell Propulsion Institute of Denver, Colorado, which is a consortium for the development of fuel cell-powered underground mining vehicles managed by Vehicle Projects LLC, Denver. These vehicles will offer the advantages of no harmful emissions, reduced mine ventilation costs, and ultimately, healthier workplace environments. Following successful trials of the first-ever fuel cell-powered mining locomotive in 2002, Placer Dome is continuing its support of the next phase of research, which involves developing and demonstrating a fuel cell-powered underground load-haul-dump ("LHD") machine. The fuel cell-powered LHD will be assembled in 2004 and is expected to undergo performance and underground production testing in the first quarter of 2005.
- As part of its previously announced enterprise-wide business process improvements initiative, Placer Dome has entered into strategic sourcing agreements for tires, cyanide, explosives and fuels and lubricants that are expected to result in estimated total savings of $15 million to the Corporation over the next three years. Placer Dome is now actively pursuing potential opportunities for savings in other consumables. Placer Dome has also completed its review of maintenance processes and has identified improvements which will be implemented over the next two years resulting in estimated annualized benefits of $30 million per year by 2006.

## Outlook

As a result of its strategic initiatives, Placer Dome's longer-term expectation is to enhance its position among major global gold miners with a high-quality, geographically balanced portfolio of operations. The technology focus will advance, intellectually protect and implement new technologies that improve operating performance at all sites. Through implementation of business process redesign it will achieve industry leading enterprise-wide business processes and systems that enable global innovation, planning and execution of strategy. Placer Dome's strategic plan is expected to result in a continuation of its high-quality portfolio of gold mining assets, a strong balance sheet and cash flow generation, and investment-grade credit ratings.

Placer Dome's specific targets for 2004 relating to its strategic goals include:

- Gold production in 2004 of approximately 3.6 million ounces, down from 2003 due to the closure of Misima and the temporary cessation of milling at Golden Sunlight. Cash and total production costs for gold are estimated to be between $225 and $230 per ounce. Total costs are estimated at $290 to $295 per ounce. Copper production for 2004 is expected to be approximately 400 million pounds at cash and total costs of $0.51 and $0.67 per pound, respectively. See the *Review of Mining Operations* section for targets for specific mines;
- Advance exploration and development projects and acquire new projects;
- Continued advancement toward the implementation of Placer Dome-developed technologies at mine sites, and
- Add to the significant progress achieved to date on its enterprise-wide business process improvements initiative.

As a result of the recognition in 2003 of a non-cash tax asset totalling $111 million for previously unrecorded tax benefits related to its U.S. operations, Placer Dome's U.S. operations, including the Cortez mine, are expected to be taxable in 2004.

In accordance with Placer Dome's accounting policies, a non-cash charge of $34 million, previously recognized in accumulated comprehensive income, relating to the cumulative foreign exchange translation loss on its investment in Misima, will be recognized on cessation of commercial production from the property. This is currently expected to be in the second quarter of 2004.

In 2004, Placer Dome's share of capital expenditures, excluding pre and deferred stripping, are anticipated to be approximately $295 million, including $42 million at South Deep for completion of the shaft project and underground development, $35 million for mobile equipment and leach pad expansion at Cortez, $27 million at the Porcupine Joint Venture for the development of the Pamour open pit mine and underground development at the Hoyle Pond mine, $19 million for the expansion of the North Mara plant, $15 million to bring Turquoise Ridge to full mine production, and $12 million for underground development at Kalgoorlie West. The increase from the previously disclosed $275 million was due to the approval, in early 2004, of Placer Dome's share of capital expenditures for the Pamour project. In addition to this, Placer Dome's share of pre and deferred stripping expenditures in 2004 is anticipated to be approximately $30 million and $55 million, respectively. Exploration expenditures in 2004 are anticipated to be approximately $75 million, about $50 million of which will be allocated to exploration activities within an economic radius of existing mine sites. Placer Dome also plans to spend approximately $55 million in 2004 on resource development, technology advancement, gold marketing and other related items.

In 2004, Placer Dome expects to reduce its committed ounce position of its precious metals sales program to nine million ounces of gold by delivering into contracts and closing out positions as quickly and opportunistically as market conditions allow.

The sensitivity of annual net earnings to key metal price changes based on metal prices of $350 per ounce for gold and $0.90 per pound for copper and projected 2004 sales volumes is estimated as follows:

| | Price change | Change in 2004 net earnings ($ millions) | Change in 2004 net earnings per share |
|---|---|---|---|
| Gold | $ 25.00/oz | $ 39 | $ 0.10 |
| Copper | 0.05/lb | 10 | 0.03 |

The sensitivity of annual net earnings to foreign exchange fluctuations with respect to mine operating costs of the Australian dollar, the Canadian dollar, the Chilean peso, the Papua New Guinean kina and the South African rand to the U.S. dollar for projected 2004 sales volumes is estimated as follows:

| | Exchange fluctuation | | Change in 2004 net earnings ($ millions) | Change in 2004 net earnings per share |
|---|---|---|---|---|
| | December 31, 2003 | % | | |
| Australian dollar | 1.3355 | 10% | $ 9 | $ 0.02 |
| Canadian dollar | 1.2924 | 10% | 5 | 0.01 |
| Chilean peso | 593 | 10% | 6 | 0.01 |
| Papua New Guinean kina | 3.27 | 10% | 1 | — |
| South African rand | 6.69 | 10% | 3 | 0.01 |

| PRODUCTION AND OPERATING SUMMARY | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | For the year ended December 31 | | | | | | | | Estimated annual 2004 | | |
| | | | | Placer Dome's share | | | | | | | | | |
| | Placer Dome's share (% of mine production) | | Mine operating earnings[1] | Millfeed (000s tonnes) | Grade (g/t,%) | Recovery (%) | Production | | Cost per unit[2] ($/oz, $/lb) | | Production | Cost per unit [12] ($/oz, $/lb) | |
| Mine | | Year | | | | | (ozs, 000s lbs) | % change | Cash | Total | (ozs, 000s lbs) | Cash | Total |
| **Gold** | | | | | | | | | | | | | |
| *Canada* | | | | | | | | | | | | | |
| Campbell | 100% | 2003 | $ 21 | 363 | 17.6 | 96.1 | 197,114 | +2% | 202 | 264 | 208,000 | 230 | 300 |
| | | 2002 | $ 12 | 357 | 17.5 | 96.1 | 193,150 | | 172 | 244 | | | |
| Musselwhite | 68% | 2003 | 4 | 905 | 5.5 | 95.5 | 151,422 | +6% | 250 | 330 | 157,000 | 240 | 320 |
| | | 2002 | 1 | 787 | 5.9 | 95.3 | 142,579 | | 219 | 292 | | | |
| Porcupine[3] | 51% | 2003 | 22 | 2,106 | 3.7 | 92.4 | 233,101 | n/a | 206 | 262 | 193,000 | 230 | 300 |
| | | 2002 | 2 | 1,095 | 3.2 | 91.6 | 101,919 | | 230 | 285 | | | |
| Dome[3] | 100% | 2002 | (3) | 1,673 | 2.4 | 91.8 | 118,663 | | 245 | 328 | — | — | — |
| *United States* | | | | | | | | | | | | | |
| Bald Mountain[4] | 100% | 2003 | 8 | 4,125 | 0.7 | • | 90,601 | -47% | 228 | 279 | 83,000 | 140 | 250 |
| | | 2002 | 19 | 5,265 | 1.1 | • | 172,328 | | 152 | 203 | | | |
| Cortez[4,5] | 60% | 2003 | 114 | 14,398 | 1.8 | • | 639,241 | -2% | 135 | 172 | 563,000 | 170 | 220 |
| | | 2002 | 86 | 8,624 | 2.7 | • | 649,006 | | 129 | 168 | | | |
| Golden Sunlight | 100% | 2003 | 52 | 2,245 | 4.0 | 82.1 | 234,946 | +110% | 143 | 151 | — | — | — |
| | | 2002 | — | 2,271 | 2.0 | 78.4 | 111,806 | | 279 | 305 | | | |
| Turquoise Ridge[6] | 100% | 2003 | 8 | — | — | — | 92,965 | n/a | 215 | 220 | 225,000 | 210 | 230 |
| | | 2002 | 2 | — | — | — | 54,806 | | 107 | 179 | | | |
| *Australia* | | | | | | | | | | | | | |
| Granny Smith[7] | 100% | 2003 | 11 | 3,955 | 2.5 | 88.8 | 280,129 | -14% | 246 | 320 | 286,000 | 310 | 370 |
| | 100%/60% | 2002 | 46 | 2,505 | 4.3 | 92.5 | 326,894 | | 124 | 161 | | | |
| Henty[7] | 100% | 2003 | 3 | 289 | 11.4 | 95.6 | 102,070 | n/a | 204 | 308 | 104,000 | 220 | 340 |
| | | 2002 | (1) | 43 | 7.4 | 93.7 | 7,963 | | 323 | 414 | | | |
| Kalgoorlie West[7] | 100% | 2003 | (4) | 3,438 | 3.8 | 95.2 | 396,254 | n/a | 271 | 364 | 245,000 | 320 | 390 |
| | | 2002 | (2) | 516 | 4.0 | 93.9 | 61,841 | | 201 | 330 | | | |
| Kanowna Belle[7] | 100% | 2003 | 21 | 1,909 | 4.9 | 89.0 | 262,889 | n/a | 204 | 283 | 245,000 | 240 | 330 |
| | | 2002 | 1 | 326 | 5.7 | 90.1 | 69,337 | | 147 | 269 | | | |
| Osborne[8] | 100% | 2003 | • | 1,485 | 1.0 | 80.5 | 37,357 | -2% | • | • | 40,000 | • | • |
| | | 2002 | • | 1,461 | 1.0 | 79.9 | 38,149 | | • | • | | | |
| *Papua New Guinea* | | | | | | | | | | | | | |
| Misima[9] | 80% | 2003 | 4 | 4,471 | 0.7 | 87.6 | 94,837 | -18% | 276 | 310 | 25,000 | 300 | 310 |
| | | 2002 | 14 | 4,757 | 0.9 | 88.4 | 115,638 | | 196 | 213 | | | |
| Porgera[7] | 75% | 2003 | 42 | 4,242 | 5.3 | 87.6 | 638,940 | +73% | 256 | 301 | 678,000 | 210 | 260 |
| | 75%/50% | 2002 | 10 | 2,437 | 5.2 | 84.7 | 368,769 | | 216 | 265 | | | |
| *Chile* | | | | | | | | | | | | | |
| La Coipa[10] | 50% | 2003 | 10 | 3,208 | 1.2 | 83.6 | 99,637 | +4% | 208 | 291 | 81,000 | 240 | 320 |
| | | 2002 | 1 | 3,172 | 1.1 | 84.7 | 95,989 | | 224 | 306 | | | |
| *South Africa* | | | | | | | | | | | | | |
| South Deep | 50% | 2003 | 4 | 979 | 7.2 | 96.9 | 220,371 | +13% | 301 | 342 | 248,000 | 320 | 370 |
| | | 2002 | 13 | 889 | 7.1 | 96.4 | 194,238 | | 204 | 241 | | | |
| *Tanzania* | | | | | | | | | | | | | |
| North Mara[11] | 100% | 2003 | 7 | 869 | 3.4 | 93.5 | 89,525 | n/a | 225 | 301 | 215,000 | 240 | 300 |
| Metal hedging revenue | | 2003 | 54 | | | | | | | | | | |
| | | 2002 | 82 | | | | | | | | | | |
| **Total Gold** | | 2003 | $ 371 | | | | 3,861,399 | +37% | 218 | 274 | 3,575,000- | 225-230 | 290-295 |
| | | 2002 | $ 282 | | | | 2,823,075 | | 178 | 231 | 3,625,000 | | |
| **Copper** | | | | | | | | | | | | | |
| Osborne[8] | 100% | 2003 | 4 | 1,485 | 3.0 | 96.0 | 93,638 | -8% | 0.56 | 0.69 | 90,000 | 0.57 | 0.69 |
| | | 2002 | 10 | 1,461 | 3.3 | 96.0 | 101,652 | | 0.47 | 0.58 | | | |
| Zaldívar[4] | 100% | 2003 | 56 | 16,942 | 1.1 | • | 331,720 | 2% | 0.51 | 0.66 | 315,000 | 0.50 | 0.66 |
| | | 2002 | 42 | 15,961 | 1.0 | • | 325,825 | | 0.45 | 0.59 | | | |
| Metal hedging revenue | | 2003 | (5) | | | | | | | | | | |
| | | 2002 | 1 | | | | | | | | | | |
| **Total Copper** | | 2003 | $ 55 | | | | 425,358 | — | 0.52 | 0.67 | 400,000- | 0.51 | 0.67 |
| | | 2002 | $ 53 | | | | 427,477 | | 0.45 | 0.58 | 410,000 | | |
| **Other[1]** | | 2003 | (20) | | | | | | | | | | |
| | | 2002 | (11) | | | | | | | | | | |
| **Consolidated Mine Operating Earnings[1]** | | 2003 | $ 406 | | | | | | | | | | |
| | | 2002 | $ 324 | | | | | | | | | | |

In the fourth quarter of 2003, Placer Dome finalized the AurionGold purchase price allocation resulting in several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome's December 31, 2002 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation to mineral properties and mine development has decreased by $280 million, while the allocation of value for undeveloped mineral interests, deferred taxes and other long term assets has increased $14 million, $20 million and $27 million, respectively. The residual goodwill amount has also increased by $230 million to $430 million. Net earnings for 2002 were not re-stated as the effect on the post-acquisition period in that year was not material.

## Notes to the Production and Operating Summary:

(1) Mine operating earnings represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. "Consolidated mine operating earnings", (and the related sub-totals), in accordance with accounting principles generally accepted in the U.S., exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings are comprised of sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of U.S. dollars. Pursuant to U.S. Financial Accounting Standards Board ("FASB") Statement of Accounting Standards No. 109—*Accounting for Income Taxes* ("SFAS 109"), on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, the Corporation grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets or liabilities for the tax effect of such differences. Other mine operating earnings include a charge of $9 million (2002—$3 million and 2001—$1 million) related to the amortization of the property, plant and equipment allocation.

(2) Components of Placer Dome's share of cash and total production costs in accordance with the Gold Institute Standard:

| | **2003 $/oz** | 2002 $/oz | 2001 $/oz |
|---|---|---|---|
| Direct mining expenses | $ 208 | $ 164 | $ 168 |
| Stripping and mine development adjustment | (3) | 2 | (1) |
| Third party smelting, refining and transportation | 1 | 1 | 1 |
| By-product credits | (1) | (1) | (1) |
| Cash operating costs per ounce | 205 | 166 | 167 |
| Royalties | 12 | 10 | 6 |
| Production taxes | 1 | 2 | 2 |
| Total cash costs per ounce | 218 | 178 | 175 |
| Depreciation | 34 | 44 | 45 |
| Depletion | 19 | 5 | 2 |
| Reclamation and mine closure | 3 | 4 | 9 |
| Total production costs per ounce | $ 274 | $ 231 | $ 231 |

(3) Placer Dome completed an agreement with Kinross to form the Porcupine Joint Venture that combined the operations of Dome mine with certain operations of Kinross effective July 1, 2002. The 2002 Dome mine reflects the results for the first six months to June 30, 2002, and the Porcupine mine reflects 51% of the combined operation from July 1, 2002 onward.

(4) Recovery percentage is not susceptible to accurate measurement at heap leach operations.

(5) The Cortez mine processes material by way of carbon-in-leach and heap leaching.

| | Millfeed (000s tonnes) | Grade (g/t) | Recovery (%) | Production ozs |
|---|---|---|---|---|
| Carbon-in-leach | | | | |
| **2003** | **2,071** | **6.53** | **89.8** | **390,087** |
| 2002 | 2,041 | 7.43 | 88.6 | 431,429 |
| Heap leach | | | | |
| **2003** | **12,049** | **0.85** | **Note 4** | **198,107** |
| 2002 | 6,407 | 1.03 | Note 4 | 173,548 |
| Sale of carbonaceous ore | | | | |
| **2003** | **278** | **6.71** | **85.1** | **51,047** |
| 2002 | 176 | 8.61 | 90.6 | 44,029 |
| Total | | | | |
| **2003** | **14,398** | **1.78** | **Note 4** | **639,241** |
| 2002 | 8,624 | 2.70 | Note 4 | 649,006 |

(6) Production from the Turquoise Ridge mine relates to third party ore sales. As a result of the joint venture agreement with Newmont completed in late December 2003, estimated annual 2004 production for Turquoise Ridge reflects the Corporation's 75% share. The cash and total cost per ounce balances do not include the cost of processing the ore.

(7) On October 22, 2002, Placer Dome gained control of AurionGold Limited. This increased the Corporation's ownership in Granny Smith Mine to 100% and Porgera Mine to 75% from 60% and 50% respectively as well as adding Henty, Kalgoorlie West and Kanowna Belle mines to the company's holdings. The additional 40% of Granny Smith and 25% of Porgera acquired contributed 30,689 ounces and 47,864 ounces, respectively in November and December, 2002.

(8) Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(9) Silver is a by-product at the Misima mine, where grade, recovery and Placer Dome's share of production for silver were 7.5 grams of silver per tonne, 38.5% and 433,000 ounces, respectively, for 2003 and 10.2 grams of silver per tonne, 37.0% and 574,000 ounces, respectively, for 2002.

(10) Gold and silver are accounted for as co-products at the La Coipa mine. Gold equivalent ounces are calculated using a ratio of the silver market price to the gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 154,519 ounces for 2003, and 149,285 ounces for 2002. At La Coipa (50%), grade, recovery and production for silver were 65.0 grams of silver per tonne, 60.7% and 4,067,000 ounces, respectively, for 2003 and 58.3 grams of silver per tonne, 60.5% and 3,595,000 ounces, respectively, for 2002.

(11) On July 23, 2003, Placer Dome completed the acquisition of East African Gold which owns 100% of the open pit North Mara mine in northern Tanzania.

(12) Estimated 2004 annual unit costs for the Canadian, Australian, Papua New Guinean and South Deep mines are based on Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand exchange rates to the U.S. dollar of 1.33, 1.30, 3.27, 670, and 7.00 to 1, respectively. Any change from these exchange rates would have an impact on the unit costs. At December 31, 2003 these exchange rates were 1.2924, 1.3355, 3.27, 593, and 6.69 to 1, respectively.

### 2003 compared with 2002

Mine operating earnings were $406 million in 2003, 25% higher than 2002 due primarily to higher contributions from gold.

Gold operating earnings increased by 32% in 2003 to $371 million compared with $282 million in 2002. Gold sales revenue was $1,440 million in 2003 compared with $916 million in the prior year, an increase of 57% reflecting a 41% increase in sales volume and a $38 per ounce increase in the average realized price. Consolidated gold production in 2003 increased by 37% to 3,785,471 ounces from 2,755,995 ounces in 2002, reflecting the inclusion of the acquisitions of AurionGold in the fourth quarter of 2002, and East African Gold effective July 23, 2003, and increased production from the Golden Sunlight, Porgera, Turquoise Ridge and South Deep mines. This was partially offset by decreased production at the Granny Smith and Bald Mountain mines.

The increase in the average realized sales price was due to a 17% increase in the average spot gold price, partially offset by a decrease in the contribution from Placer Dome's precious metals sales program to $54 million in 2003 from $82 million in 2002. Placer Dome's share of cash and total production costs per ounce for 2003 were $218 and $274, respectively, compared with $178 and $231 in 2002. The increase in cash costs per ounce was due primarily to the inclusion of the relatively higher-cost AurionGold mine interests acquired in the fourth quarter of 2002 ($10 per ounce), and the impact of the following items on Placer Dome's other mining operations: the appreciation of the South African rand, the Canadian and Australian dollars and the Papua New Guinean kina against the U.S. dollar (cumulatively $15 per ounce); and increased global energy costs ($6 per ounce). The average exchange rate of the Canadian and Australian dollars, Papua New Guinean kina and South African rand to the U.S. dollar appreciated 12%, 20%, 9% and 40%, respectively, from 2002 to 2003.

Copper operating earnings of $55 million in 2003 were 4% higher than 2002, due primarily to a 13% higher realized price per pound, partially offset by decreased sales volume and increased costs. Copper sales revenue was $318 million compared with $289 million in 2002, reflecting the increase in the average realized price, partially offset by a 4% decrease in sales volume. Consolidated copper production was 425.4 million pounds (192,960 tonnes), approximately the same as last year due to lower production from the Osborne mine, mostly offset by increased production at the Zaldívar mine. Consolidated cash and total production costs per pound of copper were $0.52 and $0.67, respectively, compared with $0.45 and $0.58, respectively, in 2002. The increase was due to higher energy costs, the appreciation of the Australian dollar and the Chilean peso against the U.S. dollar, and higher acid expenditures and unplanned maintenance costs at the Zaldívar mine.

*Canada*

- Production at the **Campbell** mine in 2003 was similar to 2002 levels. Cash costs per ounce increased 17% from the prior year primarily due to the stronger Canadian dollar. Gold production in 2004 is expected to be 6% higher than 2003 due to higher throughput as a result of a lowering of cut-off grades. Cash costs per ounce are expected to be 14% higher than 2003 levels due to lower cut-off grades and the continued strength of the Canadian dollar.
- Placer Dome's share of production in 2003 for the **Porcupine Joint Venture** was 6% higher than the combination of the Dome mine (first six months) and the Porcupine Joint Venture (second half of the year) in 2002 due to higher grades partially offset by lower throughput. Cash costs per ounce were positively impacted by the higher production levels and lower costs due to the staff reduction in March 2003, partially offset by the stronger Canadian dollar and higher energy costs. Gold production in 2004 is expected to be 17% lower than 2003 due to the planned closure of the Dome underground in May 2004, and cash costs per ounce are expected to be 12% higher than in 2003 due to lower production levels and the continued strength of the Canadian dollar. Overburden removal at the Pamour mine is expected to commence in the third quarter of 2004, with gold production expected to start in the third quarter 2005.

*United States*

- Placer Dome's share of production from the **Cortez** mine in 2003 was similar to 2002 as increases in heap leach production and carbonaceous ore sales due to increased tonnage, partially offset by lower grade, were offset by lower CIL production due to lower grades. Unit cash and total production costs were similar to 2002 levels.

  In 2003, a major new mineralized zone was discovered at Cortez Hills (see the *Strategic Review* section). During the year work continued on the evaluation of two competing methods for processing carbonaceous ore (see the *Strategic Review* section).

  Gold production in 2004 is expected to be 12% lower than 2003, primarily due to lower CIL and heap leach grades. Cash and total productions costs are expected to rise by about 26% to $170 per ounce and 28% to $220 per ounce, respectively, compared with 2003 due to lower grade mill ore, increased cyanide costs due to higher heap leach tonnage treated, and higher electricity costs.
- At the **Bald Mountain** mine, production in 2003 was 47% lower than 2002, with a corresponding increase in cash costs, due to the planned processing of stockpiled ore. Activities at the site in the second half of 2003 were focused on pre-stripping of Stage 7 of Bald Mountain's Top Pit (see the *Strategic Review* section). Production at Stage 7 is scheduled to ramp

up during 2004 and is expected to continue until the first quarter of 2007, with the heap leach pads expected to produce gold until 2009. As a result, gold production in 2004 is expected to be 8% lower than in 2003.

- Production at **Golden Sunlight** was 110% greater than in 2002, with a corresponding decrease in unit cash costs, due primarily to the processing of higher-grade ore in the current year and the fact that mine feed was supplemented by lower-grade stockpile material in the prior year. Mining from the open pit and the underground mines ceased in August and December, respectively, of 2003. Production from Golden Sunlight was suspended in December 2003 and will recommence when ore is delivered from Stage 5B (pre-stripping started in September 2003 with production scheduled to commence in mid 2005—see *Strategic Review* section).
- On April 15, 2003, Placer Dome announced the start-up of the **Turquoise Ridge** gold mine on the Getchell property and in December of the year entered into a joint venture agreement, effective December 23, 2003, with Newmont (see the *Strategic Review* section). Production at Turquoise Ridge during 2003 was 92,965 ounces from contract mining at the Getchell underground and development work at the Turquoise Ridge mine.

Taking into account the start-up plan and the formation of the Turquoise Ridge Joint Venture, Placer Dome's share (75%) of gold production from the Turquoise Ridge and Getchell mines in 2004 is expected to be 225,000 ounces. Placer Dome's share of cash and total costs per ounce for the production of ore is $210 and $230, respectively. These unit costs do not include the cost of processing the ore.

*Australia and Papua New Guinea*

- At the **Porgera** mine, Placer Dome's share of production in 2003 was 73% above 2002 levels primarily due to higher grades, an additional 25% ownership interest resulting from the AurionGold acquisition in the fourth quarter of 2002, and production interruptions in the prior year due to vandalism which impacted the mine's power supply. Cash costs per ounce were $256, 19% higher than the prior year, as increased production was more than offset by the strengthening Australian dollar and Papua New Guinean kina, as well as increased fuel and maintenance costs. Amortization of the fair value allocation of the additional 25% interest from the AurionGold acquisition also caused total costs per ounce to be higher than in 2002.

During 2003, Placer Dome's share of estimated proven and probable mineral reserves, before mineral reserve depletion, increased by approximately 1.4 million ounces. The increase was primarily attributable to underground mineral reserve delineation and cut-off grade optimization (0.3 million ounces) and open pit modeling and pit design (0.7 million ounces).

In 2004, Placer Dome's share of gold production is expected to be 678,000 ounces, a 6% increase over 2003 due to higher throughput as a result of the installation of a secondary crusher and higher grades. Unit cash costs are expected to decrease by approximately 18% in 2004 from 2003 due to higher production levels and reductions in operating costs, partially offset by the continued strength of the Australian dollar and Papua New Guinean kina.

- At the **Granny Smith** mine, Placer Dome's share of production in 2003 was 14% below that of the prior year due to lower grades and recovery due to harder ore as the Wallaby pit deepens and the use of low-grade ore to supplement mill feed. This was partially offset by the ownership of an additional 40% for the entire year. Cash costs per ounce were $246, a 98% increase over the prior year period due to lower production, higher fuel costs and the appreciation of the Australian dollar against the U.S. dollar. Portal construction has commenced as part of the Wallaby underground feasibility study (see the *Strategic Review* section).

Stage 1 of the Wallaby pit was completed during the third quarter of 2003, leaving Stage 2 as the main ore source for the first part of 2004. A number of ore zones at the bottom of Stage 1 did not realize expected ore tonnages. Accordingly, the block model has been revised after infill drilling and structural reinterpretation. The new model suggests a proportion of the lower fresh ore structures are thinner than originally interpreted from feasibility modeling. This has resulted in a decrease of approximately 425,000 ounces in the Wallaby open pit mineral reserve estimate.

In 2004, production is expected to be around 286,000 ounces, with 33% expected to be in the first half of the year and 67% percent in the second half. Overall this is a 2% increase from 2003 due to increased grades from Stage 3 of the Wallaby pit, partially offset by decreased throughput as a result of harder ore. Unit cash costs are expected to increase by approximately 26% in 2004 due to higher mining costs associated with Stage 3, Wallaby underground mining costs, higher royalties and the continued strength of the Australian dollar. The mine was subject to severe weather in February 2004 that resulted in the suspension of milling for two days and flooding in the Wallaby open pit. While the event will not impact annual production, it interrupted first quarter mining activities, leading to a deferral of open pit ore, which was replaced by lower-grade ore from stockpiles.

- Production from **Kalgoorlie West** during 2003 was 396,254 ounces. The increase over 2002 was primarily due to the inclusion of the operation for the entire 2003 year (it was acquired effective October 31, 2002). Cash and total costs per ounce were $271 and $364, respectively, a 35% and 10% increase from 2002 due to the use of low-grade ore to supplement mill feed, higher fuel costs, and the appreciation of the Australian dollar against the U.S. dollar, partially offset by a lower amortization per ounce as a result of the finalization of the AurionGold purchase price allocation.

A detailed review of mineral resources in 2003 at Kalgoorlie West, including the application of current economic criteria and optimized pit shells, resulted in a reduction in the measured and indicated mineral resource estimate by 77% to 727,000 ounces and a reduction in the inferred mineral resource estimate by 22% to 2,086,000 ounces. In 2004, exploration efforts at Kalgoorlie West will focus on realizing the value of a significant land position and the extensive geological database which has been compiled and validated over the past 12 months. This objective will be realized through the use of a regional 3D model and geochemical fingerprinting techniques to identify and test targets at depth.

In 2004, production is expected to be about 245,000 ounces, a decrease of 38% from 2003 due to the closure of underground operations in the second half of 2003, the closure of the mill at Kundana in the first quarter of 2004 and the completion of open pit operations at certain other deposits in 2003. Unit cash costs are expected to increase by approximately 18% in 2004 due to lower production levels and the continued strength of the Australian dollar.

- At the **Kanowna Belle** mine, production for 2003 was 262,889 ounces, with the increase over prior year production levels being primarily due to the inclusion of the operation for the entire 2003 year (it was acquired effective October 31, 2002) partially offset by lower grades. Cash and total costs per ounce were $204 and $283, respectively, a 39% and 5% increase from 2002 due to the use of low-grade ore to supplement mill feed, higher fuel costs and the appreciation of the Australian dollar against the U.S. dollar, partially offset by a lower amortization per ounce as a result of the AurionGold purchase price allocation. In 2004, production is expected to be about 245,000 ounces, a decrease of 7% due to stope sequencing. Unit cash costs are expected to increase by approximately 18% due primarily to the continued strength of the Australian dollar.

- At the **Osborne** mine, copper and gold production in 2003 were 94 million pounds (42,500 tonnes) and 37,357 ounces respectively, a decrease of 8% and 2% from 2002 levels due primarily to lower grades. Cash and total costs per pound of copper (Osborne produces copper concentrate with gold as a by-product) were $0.56 and $0.69, respectively, a 19% increase from 2002 due to decreased production, higher fuel costs and the appreciation of the Australian dollar against the U.S. dollar. Production for 2004 is expected to be approximately in line with 2003 levels for copper and increase 7% for gold with cash and total costs per pound of $0.57 and $0.69, respectively. The anticipated increase in unit costs is due to the continued strength of the Australian dollar, mostly offset by higher contributions from gold.

### *South Africa and Tanzania*

- At the **South Deep** mine, Placer Dome's share of production for 2003 was 220,371 ounces, the highest total since Placer Dome entered the joint venture. This 13% increase over the prior year was due to increased throughput and higher grades. Unit cash and total production costs increased by 48% and 42%, respectively, due to a 40% appreciation in the average exchange rate of the rand for the U.S. dollar and higher energy and consumable costs, partially offset by increased production. See the *Risks and Uncertainties* section for an update on the status of the proposed Mineral and Petroleum Resources Development Act and associated legislation.

During the year, work continued on the South Deep Twin Shaft project, which is now entering the final stages of development. Earlier expectations for completion had not made adequate time allowances for the installation of precision engineered suspended steel towers in the lower sections of the main shaft. Engineering evaluations of the time to completion are ongoing, and, given recent technical assessments of the installation tolerances for the remaining steel columns, and recent tower installation experience, the joint venture has decided to provide more time for installation and testing to ensure long-term shaft performance objectives will be achieved. Accordingly, the estimated commissioning timeframe of the main shaft, previously targeted for late 2003, with full operation by 2004, has now been revised to late 2004. This decision is not expected to result in significant additional capital costs, but will cause a delay in realizing the cost efficiencies related to the ramp-up of operations.

Mineral resource and reserve estimates for South Deep as at December 31, 2003 are based on estimates as at December 31, 2000, depleted for production in 2001, 2002 and 2003. The December 31, 2000 estimates were prepared using appropriate cut-off grades associated with an average long-term gold price of $300 per ounce and an average long-term rand to U.S. dollar exchange rate of 7:1. The geological modeling has been refined since the creation of the disclosed mineral reserves and mineral resources to better reflect the layered, discrete zones of mineralization becoming apparent in the deposit. Although a review of an updated mineral resource estimate is still being carried out by the joint venture, initial indications are that there will be a reduction in the mineral resource primarily in tonnage, and hence in the contained ounce base, compared to the currently disclosed mineral resource at a similar cut-off grade. A mineral reserve estimate will be completed on this mineral resource model. A review and update of the South Deep life of mine plan is currently under way by the joint venture, taking into account technical issues specific to the South Deep operation as well as current and anticipated costs of operating in the South African environment, including the strength of the rand, proposed royalties, and social costs imposed by pending minerals legislation. It is anticipated that the completion of the above processes will result in a reduction in the contained mineral reserve ounces. Revised mineral reserve and mineral resource estimates will be announced once the work is completed and reviewed by the joint venture participants, which is anticipated in the second half of 2004. The work currently being carried out with respect to the South Deep life of mine plan will result in revised production and cost guidance being issued.

On January 2, 2004, a rock fall occurred in the South Deep SV-1 sub vertical shaft between 60 and 63 level. It is estimated that between 500 and 1,000 tonnes of rock and shaft liner dislodged itself and fell 320 metres to the bottom of the shaft. The fall caused extensive damage to the shaft and station steelwork, service air and water columns and other shaft infrastructure. Preliminary indications are that the shaft liner appears relatively intact with the exception of the point at which the rock fall originated. No conveyances or winding plant was damaged as a result of this incident. Mining operations at the SV-1 sub vertical shaft ceased in 1999. The SV-1 area is not a significant portion of the immediate mine plan and the impact of the rock fall on longer-term production will be included in the review and update of the South Deep life of mine plan which is currently underway. The insurance underwriters have been notified of the incident and an investigation by joint venture management to determine the extent of the damage is currently in process.

In 2004, Placer Dome's share of gold production is expected to be approximately 248,000 ounces, a 13% increase over 2003 due to higher throughput, partially offset by lower grades. Unit cash costs are expected to increase by approximately 6% in 2004 from 2003 due to anticipated continued strength of the rand, partially offset by higher production levels.

- On July 23, 2003, Placer Dome completed the acquisition of the **North Mara** open pit gold mine in Northern Tanzania (see the *Strategic Review* section). Accordingly, the results of operations of the North Mara mine have been included from that date forward. In the five months since the acquisition, the mine has produced 89,525 ounces at cash and total costs per ounce of $225 and $301, respectively. An expansion of the site's nominal mill throughput from approximately 2.0 million to 2.8 million tonnes per annum is under way at an estimated cost of $25 million. The expansion is scheduled for completion in the fourth quarter of 2004. Gold production in 2004 is expected to be approximately 215,000 ounces at cash and total costs per ounce of $240 and $300, respectively.

### *Chile*

- At the **Zaldívar** mine, copper production for 2003 was 332 million pounds (150,500 tonnes), in line with the prior year. Cash and total costs per pound during the year were $0.51 and $0.66, an increase of 13% and 12%, respectively over the prior year period, due to higher fuel costs and acid consumption, along with unplanned maintenance costs and the strengthening of the Chilean peso. In 2004, production is targeted at 315 million pounds (142,900 tonnes), 5% lower than 2003 due primarily to lower recoveries as a result of a planned higher percentage of slower leaching sulphide ore. Cash costs are expected to decrease to $0.50 per pound, reflecting lower acid and parts consumption, partially offset by lower production.

### 2002 compared with 2001

Mine operating earnings were $324 million in 2002, 4% lower than 2001 due to lower contributions from copper, partially offset by increased contribution from gold.

Gold operating earnings increased by 2% in 2002 to $282 million compared with 2001. Gold sales revenue was $916 million in 2002 compared with $927 million in the prior year, reflecting a 6% decline in sales volume and a $16 per ounce increase in the average realized price. Consolidated gold production decreased by 1% from 2001 levels due to the closure of the Kidston mine in 2001, reduced production from Golden Sunlight as it approached the end of its then mine life, lower production due to lower grades at Cortez, and a lower share of production from the Dome mine due to the formation of the Porcupine Joint Venture. This was mostly offset by the AurionGold acquisition and increased production at a number of operations, most notably at Granny Smith due to commencement of production at the higher-grade Wallaby deposit in the fourth quarter of 2001, and at Bald Mountain as a result of increased heap leach recoveries. Placer Dome's share of cash and total production costs per ounce for the year were $178 and $231, respectively, compared with $175 and $231, respectively, in 2001.

Copper operating earnings of $53 million in 2002 were 23% lower than 2001 due primarily to a 4% lower realized price per pound. Copper sales revenue was $289 million compared with $291 million in 2001, reflecting the decrease in the average realized price, partially offset by a 3% increase in sales volume. Consolidated copper production was 427.5 million pounds (193,955 tonnes), up marginally from the previous year due to higher production from the Zaldívar Mine. Consolidated cash and total production costs per pound of copper were $0.45 and $0.58, respectively, compared with $0.45 and $0.58, respectively, in 2001. The higher costs experienced at the Zaldívar mine were offset by lower costs at the Osborne mine.

## Review of Financial Results

### General and Administrative Expenses

General and administrative expenses were $51 million in 2003, $40 million in 2002 and $41 million in 2001. The increase in 2003 was primarily due to the weakening of the U.S. dollar and the costs associated with the integration of the AurionGold and East African Gold operations.

## Exploration Expense

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Minesites | $ 53 | $ 28 | $ 20 |
| Other projects | 23 | 24 | 24 |
| | $ 76 | $ 52 | $ 44 |

Minesite exploration, where the probability of success and benefit is highest, increased to $53 million in 2003 compared with $28 million and $20 million in 2002 and 2001, respectively. The increase was due in part to Placer Dome's strategic focus on increasing the percentage of exploration dollars spent at existing minesites. The increase in 2003 related to activity at the Campbell, Cortez, Kalgoorlie West, Musselwhite and North Mara sites.

## Resource Development, Technology and Other Expenses

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Turquoise Ridge development and holding costs | $ 6 | $ 15 | $ 30 |
| Pueblo Viejo development study | 9 | 3 | 3 |
| Donlin Creek development study | 6 | — | — |
| Cerro Casale feasibility and holding costs | 1 | 1 | 1 |
| Other | 1 | — | 2 |
| Total resource development and holding costs | 23 | 19 | 36 |
| Amortization of mineral rights acquired | 10 | — | — |
| Technology | 10 | 7 | 7 |
| Equity Silver reclamation | 2 | 12 | 1 |
| Gold marketing | 6 | 7 | 6 |
| Other | 13 | 10 | 6 |
| | $ 64 | $ 55 | $ 56 |

Development and holding costs for Turquoise Ridge (formerly Getchell) relate to ongoing site costs subsequent to the suspension of Getchell's mining operations and standby costs as Turquoise Ridge ramps up. Technology expenditures relate to the research and development of improved methods of locating, extracting and processing ore at lower costs and with less risk and disturbance to the environment, as well as the exploitation of opportunities to reduce procurement and supply costs through information technology (e-commerce) and business process optimization. Reclamation costs for Equity Silver in 2002 relate to an accrual for additional capital expenditures to upgrade water treatment facilities. Other includes expenditures on Placer Dome's enterprise-wide business process improvements initiative, corporate development costs, partially offset by a reduction of $9 million to the fair value of the Turquoise Ridge SFAS 143 accrual.

## Write-downs of Mining Interests

Annually, or more frequently as circumstances require, Placer Dome performs property evaluations to assess the recoverability of its mining properties and investments. Impairment evaluations for the operating assets consist of comparing the estimated undiscounted future net cash flows for each asset with its carrying value, and where the cash flows are less, a write-down to estimated fair value is recorded.

Mine asset impairment analyses were performed using a long-term gold price of $350 per ounce in 2003, $300 per ounce in 2002 and $275 per ounce in 2001. In 2003 and 2002, no write-downs were required.

In 2001, Placer Dome recorded write-downs and provisions totalling $301 million (with nil tax effect), including $292 million for the Getchell mine and $8 million for the Bald Mountain mine. In the third quarter, Placer Dome wrote off Getchell after extensive analysis at then current gold prices failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $268 million, primarily for property, plant and equipment, and accruals of $24 million for reclamation and closure obligations.

While the estimates incorporated in the calculations for the asset impairment evaluations were based on historic and anticipated processing costs and operational results, these variables are subject to a number of uncertainties including the ultimate gold content of the ore, the efficiency of the gold recovery, and the ultimate costs to extract and process the ore. Should the gold price fall below the $350 per ounce level over the longer-term, or should some of the other assumptions prove incorrect, additional asset impairment provisions may be required.

## Non-hedge Derivative Gains (Losses)

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Realized non-hedge derivative gains (losses) | | | |
| Currencies | $ 7 | $ (8) | $ (18) |
| Metals | (5) | — | — |
| Unrealized non-hedge derivative gains (losses) | | | |
| Currencies | 32 | 24 | (15) |
| Metals | 12 | (13) | 4 |
| | $ 46 | $ 3 | $ (29) |

In 2003, Placer Dome realized gains on currency derivatives, primarily on option contracts relating to the Australian dollar. The unrealized non-hedge derivative gains (losses) relate to the change in mark-to-market values of certain foreign currency forward and option contracts and certain metals option contracts which do not meet the exemption under SFAS 133 or SFAS 138. In 2002, some of these contracts were acquired as part of the AurionGold acquisition. The cumulative gain in 2003 reflected a strengthening of the Australian dollar relative to the U.S. dollar during the year, partially offset by an increasing gold price.

## Investment and Other Business Income (Losses)

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Foreign exchange losses | $ (24) | $ (2) | $ (4) |
| Interest income | 6 | 10 | 16 |
| Interest income on sale of water rights | 6 | 6 | 6 |
| Loss on redemption of preferred securities | (5) | — | — |
| Gains on sales of investments and assets | — | 9 | 2 |
| Dividend income | — | 5 | — |
| Cumulative translation adjustment recognized on the closure of Kidston | — | — | 21 |
| Other | 14 | 11 | 1 |
| | $ (3) | $ 39 | $ 42 |

The 2003 foreign exchange losses were due to the impact of the weakening of the U.S. dollar on net monetary liabilities denominated in other currencies. Interest income in 2003 was $4 million lower than the prior year due to lower short-term interest rates and average cash and investment balances. The decline in interest income in 2002 was due to lower short-term interest rates, partially offset by higher cash and investment balances throughout 2002. In December 2000, Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in 15 equal annual installments of $9 million commencing July 1, 2001. In the third quarter of 2002, Placer Dome recorded dividend income of $5 million from its investment in AurionGold. After the acquisition of control of AurionGold in the fourth quarter, the operations were consolidated. In the third quarter of 2001, with the shut-down of the Kidston mine, Placer Dome realized a gain of $21 million on the cumulative translation adjustment on its investment, the amount of which was previously recognized in accumulated other comprehensive income. The $14 million of other income in 2003 included insurance recoveries, the receipt of an award from a lawsuit relating to Granny Smith and the early receipt of the remaining funds relating to the prior sale of the Mulatos property.

## Interest and Financing Expense

Interest and financing costs were $72 million in 2003, compared with $72 million in 2002 and $76 million in 2001. Of these amounts, $7 million were capitalized in 2003, $6 million in 2002 and $6 million in 2001 in connection with construction projects. The lower level of interest and financing expenses in 2003 reflected the debt repayments made in all three years, partially offset by the impact of the additional debt raised in 2003.

## Other Items Affecting Earnings

The effective tax rates were (23)% in 2003, 22% in 2002 and 22% in 2001 (see note 8(c) to the consolidated financial statements for further information). Tax rates over the last three years have declined due in part to tax rate reductions in a number of jurisdictions where Placer Dome's operations are located. Income and resource tax recoveries during 2003 were largely due to the recognition, in the second and fourth quarters, of a $111 million non-cash asset for previously unrecorded tax benefits related to Placer Dome's U.S. operations, an amount that is estimated more likely than not to be realized beyond 2003. This reflects a more positive outlook for the U.S. operations including an improved gold price environment. The impact of the above asset recognition was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies which appreciated against the U.S. dollar during 2003 and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.

Equity in earnings (loss) of associates, which primarily relates to Placer Dome's 50% interest in the La Coipa mine, was a gain of $7 million in 2003, compared with a gain of $5 million in 2002 and a loss of $1 million in 2001.

Net earnings in 2003 included the effect of the adoption of a new standard (SFAS 143 *"Accounting for Asset Retirement Obligations"*) relating to accounting for post-mining related asset retirement obligations. The new standard requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred (see note 2(a) to the consolidated financial statements for more details). The cumulative effect of this change was a non-cash reduction in 2003 net earnings on a pre-tax and after-tax basis by $23 million and $17 million, respectively. The application of this new standard is expected to increase the volatility of mine operating earnings. Net earnings for 2002 included a non-cash charge of $8 million (pre- and after-tax) as a result of a change in accounting policy with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs.

## Taxation

Placer Dome's profitability is dependent to a considerable extent on the level of taxation. The following table summarizes expected 2004 effective tax rates based on tax laws enacted as at December 31, 2003 for mining earnings in the principal jurisdictions in which operations are located. The tax bases for mining taxes and royalties and withholding taxes differ from the tax bases for income taxes, so that the effective overall tax rates are not necessarily the sum of the various tax rates in each jurisdiction.

| | Income tax | Mining tax or royalty | Withholding tax | Effective overall tax rate to Placer Dome |
|---|---|---|---|---|
| **Canada** | | | | |
| Ontario | 31.0%[i] | 8.5%[ii] | — | 39.5% |
| **United States** | | | | |
| Montana | 39.4%[iii] | 1.0% | 5.0% | 42.4%[iii] |
| Nevada | 35.0%[iii] | 5.0% | 5.0% | 38.3%[iii] |
| **Australia** | | | | |
| Queensland | 30.0% | 2.2%[iv] | — | 30.0%[v] |
| Western Australia | 30.0% | 2.5%[vi] | — | 30.0%[v] |
| Tasmania | 30.0% | 5%[vii] | — | 30.0%[v] |
| **Papua New Guinea** | 30.0% | 2.0%[viii] | 10.0% | 37.0%[v] |
| **Chile** | 17.0% | — | 18.0% | 35.0%[ix] |
| **South Africa** | 38.0%[x] | — | — | 38.0% |
| **Tanzania** | 30.0% | 3.0% | 10.0% | 37.0%[xi] |

(i) The rate consists of the Canadian federal rate, including surtax, reduced by the resource allowance, plus the Ontario provincial rate, reduced by the resource allowance and manufacturing and processing credit. Legislation to reform the Canadian federal income taxation of resource income passed into law on November 7, 2003. The new law reduces the federal corporate income tax rate for resource income to 26% effective January 1, 2004, and will be further reduced to 25% for 2005, 23% for 2006, and 21% for 2007. The resource allowance deduction will be phased out, with 75% deductibility in 2004, 65% in 2005, 35% in 2006, and eliminated in 2007. The new law further provides a phase in for the deductibility of provincial royalties and mining taxes, the impact of which have not been factored into determining the effective federal income tax rate. Ontario legislation passed into law on December 18, 2003 increases the Ontario income tax rate for manufacturing and processing income to 12% effective January 1, 2004.

(ii) The effective Ontario mining tax rate includes the processing allowance. The statutory mining tax rate was reduced to 10% effective January 1, 2004.

(iii) The effective income tax rate for U.S. operations is the proportion of taxable income apportionable to particular states. Income is principally earned in Montana and Nevada. The effective rate for Nevada and Montana does not include the mining tax, which is based on gross proceeds in Montana and net proceeds in Nevada. Nevada imposes no corporate income tax.

(iv) Royalty on revenue received, less an allowance for freight and insurance. The royalty rate varies based on gold and copper prices and the U.S. to Australian dollar exchange rate.

(v) The effective tax rate excludes the royalty that is imposed on metal sold.

(vi) Royalty on gross invoice value, less an allowance for packaging and transport. A rate of 2.5% applies, unless the average gold spot price for a quarter is less than $450 Australian dollars per ounce, in which case the rate charged on gold produced in that particular quarter is 1.25%.

(vii) The Henty mine is subject to a royalty based upon a percentage of net sales and profit, payable to a maximum of 5% of net sales, and entitled to a 10% rebate for producing dore.

(viii) Gross sales tax on metal sold. The 2% is an allowable tax deduction. Papua New Guinea value added tax legislation came into effect from July 1, 1999 and was accompanied by a reduction in customs duty. A 4% mining levy (on assessable income from mining operations) also came into effect from July 1, 1999. The mining levy (which is tax deductible) had been introduced as a result of the zero-rating of the mining sector for Value Added Tax ("VAT") purposes and to compensate the government for the loss of customs duty revenue. The levy was reduced to 3% effective January 1, 2002, and was to be further reduced and completely phased out by 2005. However, the 2003 National Budget announced the phase out was cancelled and the 3% levy to remain.

(ix) The First Category Tax increased to 17% for 2004 and thereafter. The Second Category Tax is withheld upon the repatriation of earnings from Chile, and decreased to 18% effective January 1, 2004 for profits earned in 2004 and thereafter. The net effect of these changes continues to provide an overall effective tax burden of 35%.

(x) Income taxes on gold mining income are formula based in the Republic of South Africa and therefore sensitive to the profitability of the mine. Gold mining companies may elect on initial filing to use one of two formulas, one subject to a secondary distribution tax ("STC") and the other which is not subject to STC. Placer Dome has elected the latter alternative. The income tax rate disclosed is the estimated weighted average tax rate over the life of the South Deep mine. The rate was re-calculated in 2002, using current data and economic assumptions.

(xi) Mining activity in Tanzania is covered by a Mining Development Agreement with the Tanzania Government, fixing the income tax rate, royalty tax rate, and dividend withholding tax rate applicable to mining profits in Tanzania.

## Application of Critical Accounting Policies

Placer Dome's accounting policies are described in note 1 to the consolidated financial statements. Set out below is a discussion of the application of Placer Dome's critical accounting policies that require the Corporation to make assumptions about matters that are uncertain at the time the accounting estimate is made, and where different estimates that could reasonably have been used in the current period—or changes in the accounting estimate that are reasonably likely to occur from period to period—would have a material impact on Placer Dome's financial statements. The following accounting policies have been identified as critical:

- carrying value of goodwill;
- carrying value of operating mines and development and exploration properties;
- depreciation, depletion and amortization;
- financial instruments;
- reclamation and remediation obligations;
- deferred income and resource tax assets;
- contingencies, and
- stock options.

Management has discussed the development and selection of the above critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such policies in this MD&A.

The Emerging Issues Task Force of the U.S. Financial Accounting Standards Board ("FASB") has as part of its agenda a review of a broad range of accounting policies relating to the mining industry.

*Carrying value of goodwill*

At December 31, 2003, the carrying value of Placer Dome's goodwill was $515 million. As described in notes 3(b) and (c) to the consolidated financial statements, this goodwill arose out of the acquisitions of AurionGold in 2002 and East African Gold in 2003, and it represents the excess of the aggregate purchase price over the fair value of identifiable net assets of AurionGold and East African Gold. The fair value of the identifiable net assets and the resultant allocation to specific assets and liabilities was determined based on the results of independent third party valuations primarily based on estimated discounted cash flows and depreciated replacement costs. Such goodwill was assigned to acquired reporting units in a reasonable, supportable and consistent manner. With the finalization of the AurionGold purchase price allocation in 2003, there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. In particular, the allocation to mineral properties and mine development has decreased by $280 million, while the allocation of value for undeveloped mineral interests, deferred taxes and other long-term assets has increased $14 million, $20 million and $27 million, respectively. The residual goodwill amount has also increased by $230 million to $430 million. The key factors that give rise to the changes are increased mine operating and capital costs together with an increase in understanding of the acquired resources base resulting in lower confidence of conversion of 2002 reported mineral resources to mineral reserves for Kalgoorlie West.

The Corporation views this goodwill as representing a combination of the potential for the discovery of additional mineable ounces from properties or mining rights acquired in the transactions, above and beyond those allocated specific values in the purchase price equation, and the potential for increased revenues as a result of higher realized gold prices either due to an appreciation in the price of gold or entering into derivative gold instruments relating to future production from the acquired properties. The independent valuations assumed production of 14.3 million and 5.7 million ounces of gold allocated to specific assets, respectively in the AurionGold and East African Gold acquisitions. In attempting to realize production at and beyond these levels, the Corporation will have to make expenditures on exploration and resource development which may be significant. Subject to any significant adverse change in the Corporation's long-term view of gold prices and foreign exchange rates, the Corporation has both the ability and intent to provide funding for this work. The fair value of the assets acquired in the two transactions was based on the Corporation's assessment of the long-term price of gold as of the acquisitions dates, $300 (and a long-term average Australian to U.S. dollar exchange rate of $0.55) for the AurionGold transaction and $325 for the East African Gold transaction. As such, a portion of the goodwill represents the expectation that the Corporation will receive future revenues per ounce from production from the acquired interests in excess of these prices.

The Corporation evaluates, on at least an annual basis, the carrying amounts of goodwill to determine whether events and circumstances indicate that such carrying amounts may no longer be recoverable. To accomplish this, the Corporation compares the fair value of its reporting units to their carrying amounts. In line with its views as to what the goodwill from the above transactions represents, in determining the fair value of the reporting units the Corporation uses a combination of its internally prepared net asset values for the specific reporting units with goodwill and a long-term average net asset value multiple based on information available from certain investment analysts who follow the Corporation. If the carrying value of a reporting unit was to exceed its fair value, the Corporation would perform the second step of the impairment test. In the second step, the Corporation would compare the implied fair value of the reporting unit's goodwill to its carrying amount and any excess would be written down. Assumptions underlying these fair value estimates are subject to risks and uncertainties including, but not limited to, the current and future market prices of gold, foreign exchange rates, discount rates, tax rates, operating costs, capital expenditures and mineral reserve discovery quantities and timelines.

*Carrying value of operating mines and development and exploration properties*

Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs or a decrease in mineral reserves), the Corporation undertakes reviews to evaluate the carrying values of operating mines and development and exploration properties (these make up the deferred stripping, purchased undeveloped mineral interests and property, plant and equipment lines of the Corporation's Consolidated Balance Sheet). Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using management's best estimates of future production, sales prices (considering historical and current prices, price trends and related factors), operating and capital costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings.

The Corporation's estimates of future cash flows are subject to various risks and uncertainties. These include the factors discussed below under depreciation, depletion and amortization relating to forecasted production levels from mineral reserves and the fact that additional reserve identification, commodity prices, operating and capital costs and reclamation expenditures could differ from the assumptions in the cash flow models used to assess potential impairment. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation's investments in operating mines and development and exploration properties.

*Depreciation, depletion and amortization*
Costs incurred to develop or significantly expand a mine are capitalized as incurred, where it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). At the Corporation's open pit mines, these costs include costs to further delineate the orebody and remove overburden to initially expose the orebody. At the Corporation's underground mines, these costs include the cost of building access ways, shaft sinking and access, lateral development, drift development, ramps and infrastructure development. Expenditures for new facilities and expenditures that extend the useful lives of existing facilities are capitalized as incurred. All of these costs are depreciated or amortized using the units of production ("UOP") method where the mine operating plan calls for production from well-defined mineral reserves. Where the ultimate amount of mineral reserves are not determinable because ore bearing structures are open at depth or laterally, the straight-line method is applied over the estimated life of the asset. For mobile and other equipment, the straight-line method is applied over the estimated life of the asset which does not exceed the estimated mine life based on proven and probable mineral reserves as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the UOP rate of amortization, and therefore the annual depreciation/amortization charge to operations, could be impacted to the extent that actual production in the future is different from current forecast production based on proven and probable mineral reserves. This would generally result to the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include (i) an expansion of proven and probable mineral reserves through exploration activities; (ii) the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold can be recovered from the mineral reserves; (iii) differences between actual commodity prices and commodity prices assumptions used in the estimation of mineral reserves; (iv) unforeseen operational issues at mine sites, and (v) increases in capital, operating mining, processing and reclamation costs could adversely affect the economic viability of mineral reserves. Such changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine, which in turn is limited to the life of the proven and probable mineral reserves.

The expected useful lives used in depreciation, depletion and amortization calculations are determined based on applicable facts and circumstances, as described above and in note 1 to the consolidated financial statements. Judgment is involved in the determination of useful lives, and no assurance can be given that actual useful lives will not differ significantly from the useful lives assumed for purposes of depreciation, depletion and amortization calculations.

Mining costs incurred related to the removal of waste rock at open pit mines, commonly referred to as "stripping costs", are generally capitalized. Amortization, which is calculated using the UOP method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits. The charge to cost of sales for the amortization of deferred stripping costs could differ materially between reporting periods to the extent that there were material changes to proven and probable mineral reserves as discussed above. In addition, to the extent that the average ratio of tonnes of rock required to be removed for each ounce of gold or pound of copper or mining costs differ materially from that which was estimated in the stripping ratio, the actual amortization charged to cost of sales could differ materially between reporting periods.

Intangible assets related to Purchased undeveloped mineral interests represent mineral use rights for parcels of land. The value of such intangible assets is primarily driven by the nature and amount of mineable ore believed to be contained, or potentially contained, in such properties. The amount capitalized related to a mineral interest represents its fair value, based on estimated discounted cash flows, at the time it was acquired, either as an individual asset or as a part of a business combination. The straight-line amortization of the Corporation's exploration stage mineral interests is calculated after deducting applicable residual values. At December 31, 2003, the total book value and total residual value of these exploration properties were $429 million and $289 million, respectively. The residual values range from 67% to 90% of the gross carrying value of the respective exploration stage mineral interests. Residual values are determined for each individual property based on the fair value of the exploration stage mineral interest, and the nature of, and the Corporation's relative confidence in, the mineralized material believed to be contained, or potentially contained, in the underlying property. Such values are based on discounted cash flow analyses for those properties. Significant judgment is involved in the determination of residual values, and no assurance can be given that actual values will not differ significantly from estimated residual values.

*Financial instruments*
All financial instruments that meet the definition of a derivative are recorded on the balance sheet at fair market value. The Corporation has elected to treat contracts that qualify for the normal sales exemption as being exempt from SFAS 133 and therefore, aside from the liability recorded for the fair value of the AurionGold and East African Gold precious metal hedge books on their acquisition date, has not recorded them on its balance sheet at fair value. Changes in the fair market value of derivatives recorded on the balance sheet are recorded in the consolidated statements of earnings (loss), except for the effective portion of the change in fair market value of derivatives that are designated as cash flow hedges and qualify for cash flow hedge accounting. For more information on the mark-to-market of the Corporation's commodity and foreign currency contracts see the *Financial Condition and Liquidity* section of this MD&A.

*Reclamation and remediation obligations*
The Corporation's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and, over time, becoming more restrictive. The Corporation recognizes management's estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $268 million undiscounted future value estimated by Placer Dome at December 31, 2003. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Corporation.

*Deferred income and resource tax assets*
The Corporation recognizes the future tax benefit related to deferred income and resource tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized (see note 8(e) of the consolidated financial statements). Assessing the recoverability of deferred income and resource tax assets requires the Corporation to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Refer above under *Carrying Value of Operating Mines and Development Properties* for a discussion of factors which could cause cash flows to differ from estimates. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Corporation to realize the net deferred tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Corporation operates could limit the ability of the Corporation to obtain tax deductions in future periods from deferred income and resource tax assets recorded at the balance sheet date.

*Contingencies*
The Corporation records an estimated loss for a loss contingency when available information indicates that it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. Note 18 of the consolidated financial statements describes the more material contingencies facing the Corporation. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingent liabilities inherently involves the exercise of significant judgment and estimates of the outcome of future events.

The Corporation records liabilities for known tax contingencies when, in the judgment of the Corporation, it is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities the Corporation has recorded due to the complex nature of tax legislation.

As described in note 18(g) of the consolidated financial statements, the Corporation is appealing a reassessment of Ontario mining taxes. The Corporation has been reassessed with respect to Ontario mining taxes for the years 1995 through 1999. Should the Corporation lose the appeal, the total tax and interest payable would be approximately $77 million of which the Corporation has paid $39 million to date.

*Stock options*
The Corporation has chosen to follow the disclosure-only provisions of SFAS No. 123 for stock options granted to employees and directors. Note 16(c) of the consolidated financial statements details the impact on the Corporation's earnings (loss) if an expense had been recorded for the fair value of the compensation cost relating to stock options granted to employees and directors.

## Recent Accounting Pronouncements
In December 2003, FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities ("FIN 46R"). FIN 46R requires the primary beneficiary of a variable interest entity to consolidate the variable interest entity. FIN 46R is effective for the first reporting period that ends after March 15, 2004. Placer Dome is currently evaluating the impact of FIN 46R.

Consistent with common practices in extractive industries, the Corporation has historically classified mineral lease rights in the same manner as property, plant and equipment on its balance sheet. The Corporation, and others in extractive industries, have historically taken the position that rights under long-term mineral leases are the functional equivalent of ownership of the underlying minerals because the lessee has the exclusive right to extract the minerals during the term of the lease. At its March 2004 meeting, the Emerging Issues Task Force ("EITF") of FASB is expected to discuss Issue 03-0, "Whether Mineral Rights are Tangible or Intangible Assets." Depending on the EITF's resolution of this issue, the Corporation may be required to change the classification of its mineral lease rights.

The EITF also has as part of its overall agenda a review of a broad range of accounting policies relating to the mining industry.

### Canadian GAAP

Disclosure of the differences between accounting principles and practices generally accepted in the U.S. and those generally accepted in Canada ("Canadian basis") is included in note 20(d) to the consolidated financial statements. Had the consolidated financial statements been prepared on the Canadian basis, the Corporation would have reported net earnings of $212 million ($0.49 per share) in 2003 compared with net earnings of $119 million ($0.30 per share) in 2002 and a loss of $188 million ($0.62 per share) in 2001.

## Financial Condition and Liquidity

### Cash from Operations

Cash flow from operations was $329 million in 2003 compared with $320 million and $340 million in 2002 and 2001, respectively. Excluding the impact of non-cash working capital, cash flow from operations was $353 million in 2003, $335 million in 2002 and $316 million in 2001. The increase of 5% from 2002 primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping, taxes and non-mine operating costs (including exploration and resource development, technology and other).

### Investing Activities

Total funds invested in property, plant and equipment, excluding deferred stripping, over the last three years are detailed below.

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| South Deep development | $ 63 | $ 45 | $ 51 |
| Zaldívar processing enhancements and development | 23 | 10 | 42 |
| Turquoise Ridge/Getchell development | 22 | — | 14 |
| Kalgoorlie West development and equipment enhancement | 18 | 5 | — |
| Campbell DC zone development | 9 | — | — |
| Wallaby development | 2 | 7 | 34 |
| Cortez heap leach pad expansion | — | 13 | 3 |
| Other new mines | 20 | 3 | — |
| Other | 56 | 44 | 48 |
| | $ 213 | $ 127 | $ 192 |

Development at South Deep primarily related to the main shaft and underground development. In 2002, investing activities included a net $47 million cash expenditure on the AurionGold acquisition ($76 million of acquisition costs, offset by $29 million in cash in AurionGold upon acquisition).

### Financing Activities

Consolidated current and long-term debt balances at December 31, 2003, were $1,189 million, compared with $947 million at December 31, 2002. Significant financing activities include:

| Cash (outflow) inflow from financing activity | 2003 | 2002 | 2001 |
|---|---|---|---|
| Preferred securities, 8.625% due in 2045 | $ (185) | $ — | $ — |
| Unsecured bonds, 7.125% due in 2003 | (200) | — | — |
| AurionGold debt, unsecured | (139) | — | — |
| Dividends | (44) | (46) | (38) |
| Other | (11) | (39) | (34) |
| Common shares | 31 | 23 | 11 |
| Unsecured bonds, 6.375% due in 2033 | 200 | — | — |
| Unsecured bonds, 6.45% due in 2035 | 300 | — | — |
| Senior convertible debentures, 2.75% due in 2023 | 230 | — | — |
| Issue costs re unsecured bond and senior convertible debenture financings | (15) | — | — |
| Non-recourse debt assumed in East African Gold acquisition | 43 | — | — |
| Unsecured debt assumed in AurionGold acquisition | — | 137 | — |
| | $ 210 | $ 75 | $ (61) |

Placer Dome's contractual obligations at December 31, 2003, including payments due for each of the periods indicated, are summarized as follows:

| | Payments due in | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009+ | Total |
| **Contractual obligations** | | | | | | | |
| Long-term debt | $ 7 | $52 | $43 | $109 | $1 | $971 | $1,183 |
| Capital leases | 3 | 1 | 1 | 2 | — | — | 7 |
| Operating leases | 6 | 4 | 1 | 1 | — | — | 12 |
| Purchase obligations | 2 | 2 | 1 | — | — | — | 5 |
| Supplies inventory and consumables | 3 | — | — | — | — | — | 3 |
| Capital expenditures | 30 | — | — | — | — | — | 30 |
| Other long-term obligations | 4 | — | — | — | — | 1 | 5 |
| Total | $55 | $59 | $46 | $112 | $1 | $972 | $1,245 |

For information on Placer Dome's long-term debt and capital lease obligations see note 14 to the consolidated financial statements. The Corporation believes it has the ability to generate sufficient amounts of cash from operations, in the short and long term, to repay its obligations and maintain planned production. The Corporation believes it will be able to raise capital as needed in capital markets in the future as opportunities for expansion arise.

Placer Dome's cash flows are expected to be impacted by variations in the spot price of gold and copper, grade, throughput and the cost of production in local currencies and by variations in foreign exchange rates in relation to the U.S. dollar, particularly with respect to the Australian and Canadian dollars and the South African rand. For information concerning the sensitivity of the Corporation's mine operating costs to foreign currency exchange rates, see the *Outlook* section of this MD&A.

Placer Dome's cash flows are also expected to be impacted by the contracts in its metals sales and foreign exchange programs. See the *Forward Sales, Options and Other Commitments* and *Precious Metals* sections below as well as note 17 to the consolidated financial statements for more details on the specific instruments in these programs.

Based on Placer Dome's production profile for the next five years and proven and probable mineral reserves at December 31, 2003, without considering future additions to or the impact of significant changes in metal prices and estimated capital and operating costs on such mineral reserves, Placer Dome expects that the Corporation's share of total gold ounces and copper pounds sold in each of the next five years will not be less than 85% of the expected sales of ounces of gold and pounds of copper in 2004. Assuming a constant price for gold and copper over that period, Placer Dome does not expect cash from operations to be impacted by its production profile by more than 15% over the next five years. The Corporation does not anticipate that reasonably expected variations in gold and copper production alone will influence its ability to pay its debt and other obligations over that period.

At December 31, 2003, Placer Dome was in full compliance with all debt covenants and default provisions (see note 14(d) to the consolidated financial statements).

## Cash Resources and Liquidity

At December 31, 2003, Placer Dome had cash and short-term investments of $591 million resulting in working capital of $710 million, compared with $544 million and $291 million, respectively, at the beginning of the year. The increase in working capital was primarily attributable to financing activities including the repayment of current debt during 2003. Of Placer Dome's cash and short-term investments, $578 million was held by the Corporation and its wholly owned subsidiaries and $13 million by other subsidiaries. At December 31, 2003, Placer Dome also had $781 million of undrawn bank lines of credit available.

At December 31, 2003, Placer Dome had outstanding commitments aggregating approximately $30 million under capital expenditure programs, primarily related to the South Deep and North Mara mines.

## Forward Sales, Options and Other Commitments (including off balance sheet arrangements)

Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices and foreign currency exchange rates. Contracts include forward sales and options, which, with the exception of call options, commit counterparties to prices payable at a future date. There are no margin call provisions in any of the Corporation's counterparty agreements.

Specific limits are set as a declining percentage of planned production (or production costs) in each of the next 15 years. These limits are set out in policies approved by the Board of Directors and reviewed not less than annually. Under its programs, Placer Dome has established the minimum prices it expects to receive (or pay) in the future for a portion of metal sales (and foreign currency production costs), through a combination of forward sales contracts and options. Under the metal sales program, forward sale and call and cap option commitments represent approximately 32% and 45%, and put options represent approximately 48% and 18% of 2004 projected gold and copper production, respectively.

## Precious Metals

During 2003, exclusive of the East African Gold committed ounces, Placer Dome reduced the maximum committed ounces under its precious metal sales program by 2.9 million ounces to 9.7 million (excluding the East African Gold committed ounces). Committed ounces were reduced during the year by delivering into hedge contracts, through conversion of existing forward sales to put options (by purchasing offsetting call options), and through early delivery of forward sales. This represents a cumulative decrease in maximum committed ounces of more than 23% for the year. The acquisition of East African Gold in the third quarter added 0.8 million ounces of fixed forward contracts to Placer Dome's precious metals sales program. Looking forward, Placer Dome expects to reduce its maximum committed ounces to nine million ounces by December 31, 2004 (including the East African Gold committed ounces). This would represent a cumulative decrease in maximum committed ounces of approximately 14% for the year.

At December 31, 2003, Placer Dome had committed a maximum of 10.5 million ounces of gold under its precious metals sales program, or approximately 17% of reported December 31, 2003 mineral reserves, at an average expected realized price of approximately $393 per ounce for delivery over a period of 13 years (see note 17 of the consolidated financial statements for detailed allocations). The maximum committed ounces include 0.75 million ounces assumed as part of the East African Gold transaction.

On December 31, 2003, based on spot prices of $417 per ounce for gold, $5.98 per ounce for silver and an Australian to U.S. dollar exchange rate of $1.3319, the mark-to-market value of Placer Dome's precious metals sales program was negative $705 million, a decrease of $605 million from the negative $100 million at the end of 2002 (at the then spot prices of $343 per ounce for gold and $4.67 per ounce for silver and an Australian to U.S. dollar exchange rate of $1.7649). The amount reflects the value that would have been paid to counterparties if the contracts were closed out on December 31, 2003 under prevailing market conditions without allowance for market illiquidity.

The year-over-year change in the mark-to-market value of Placer Dome's precious metals sales program and the reconciliation to the unrealized mark-to-market value are detailed as follows:

| | |
|---|---|
| Mark-to-market value at December 31, 2002 | $ (100) |
| Cash value realized | (18) |
| Change in spot price | (693) |
| Accrued contango | 159 |
| Change in the Australian to U.S. dollar exchange rate, volatility, interest rates and gold lease rates | 18 |
| Inclusion of the East African Gold hedge book, at acquisition date | (71) |
| Mark-to-market value at December 31, 2003 | (705) |
| Provision included in Deferred Commodity and Currency Derivatives liability relating primarily to the value of the AurionGold and the East African Gold precious metal hedge books remaining from the acquisitions by Placer Dome | 195 |
| Net unrealized mark-to-market value at December 31, 2003 | $ (510) |

The net unrealized mark-to-market value of negative $510 million reflects the income statement effect Placer Dome would expect to incur had it closed out its contracts on December 31, 2003 under metal price, foreign exchange rates, interest rates and volatilities prevailing at that time. This amount is the mark-to-market balance of negative $705 million, less the remaining amount of the deferred commodity derivative provision of $195 million recorded on Placer Dome's balance sheet at December 31, 2003 that is primarily related to the fair value of the AurionGold and East African Gold precious metal hedge books on the dates that Placer Dome acquired control of those companies.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future gains or losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

For the copper sales and currency derivative programs (see note 17 of the consolidated financial statements for detailed allocations), the mark-to-market value of forward and option contracts on December 31, 2003, was negative $25 million (based on a spot copper price of $1.053 per pound) and positive $45 million (based on an Australian to U.S. dollar foreign exchange rate of 1.3319), respectively.

## Markets

The price of gold averaged $363 per ounce for 2003, its best annual performance since 1996. On average, the gold price was $53 per ounce, or 17% higher than in 2002.

In the fourth quarter gold rallied to a high of $418 per ounce, with a closing London AM fix of $417 per ounce. The average spot price for the fourth quarter was $391 per ounce. The trend in the gold market for 2003 was marked by increased volatility primarily due to increased investment demand. The key factors affecting the gold market included weakness in the U.S. dollar, increased investment demand, a decrease in physical off-take and continued reductions of hedge positions by producers.



U.S.$
Last 415.45
High 417.75
Average 364.06
Low 04/07/03 319.15
420
400
380
360
340
320
2003 Jan
2003 Feb
2003 Mar
2003 Apr
2003 May
2003 Jun
2003 Jul
2003 Aug
2003 Sep
2003 Oct
2003 Nov
2003 Dec


The weakening of the U.S. dollar was the primary reason for increased speculator and investor interest in gold. During 2003, the U.S. dollar price of gold appreciated by 21% while the Euro increased in value by 22% relative to the U.S. dollar. The change in value relative to December 31, 2003, in percentage terms, of the closing gold price and currency exchange rates most affecting Placer Dome's operations are noted below.

**Appreciation (depreciation) vs. U.S. dollar (in percentage terms)**

| | Gold | Canadian dollar | Australian dollar | South African rand |
|---|---|---|---|---|
| One month | 5% | – | 4% | (5)% |
| Three months | 7% | 4% | 10% | 4% |
| Six months | 20% | 5% | 11% | 11% |
| Nine months | 24% | 12% | 20% | 15% |
| Twelve months | 21% | 18% | 24% | 22% |

Speculator interest during 2003 was also enhanced by political uncertainty and tensions in the Middle East.

Investor interest in gold continued to increase during 2003. The chart below shows the net fund position on Comex during 2003. During the year, both open interest and the net fund position reached all-time high levels. In addition to speculative interest on Comex and on Tocom, two gold-backed securities (GBS) were developed and began trading during the year, one on the Australian Stock Exchange and the other on the London Stock Exchange.


Comex Gold Commitments of Traders
Gold (U.S.$/oz)
425.00
400.00
375.00
350.00
325.00
300.00
Net Fund Positions
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
-20,000
14-Jan-03
14-Feb-03
25-Mar-03
29-Apr-03
03-Jun-03
08-Jul-03
12-Aug-03
16-Sep-03
21-Oct-03
25-Nov-03
30-Dec-03

The GBS is an initiative of the World Gold Council. It offers investors easy access to the gold market in a manner that is innovative, cost-effective, secure and transparent. Investors in GBS become beneficial owners of gold backing each security. This securitization of gold bullion overcomes a number of issues that have proved to be barriers to accessing gold's unique qualities. On November 24, 2003, a Form S-1 registration statement was filed with the SEC to launch an Equity Gold Trust. The filing was sponsored by World Gold Trust Services, LLC, a Delaware limited liability company wholly owned by the World Gold Council.

The increase in investor demand was partially offset by a decrease in physical off-take and lower year-on-year hedge reductions by producers.

GFMS, a precious metals consultancy, has estimated that fabrication demand fell by 5% during 2003, primarily due to a 7% drop in jewellery demand. The decrease was due to higher gold prices, political uncertainty and tensions in the Arabian Middle East and lower exports from Europe, notably Italy.

Producer hedge commitments continued to decline during 2003. This marked the fourth year that aggregate committed ounces have decreased. GFMS has estimated that reduction in hedge commitments accounted for 310 tonnes of gold demand in 2003, a decline of 25% from 2002. This decline reflects the impact of the higher gold price, which has made it more expensive for producers to close out hedge positions.

On the supply side, mine production for 2003 was just slightly more than that in 2002. However, scrap sales have continued to increase, making up almost a quarter of the supply of gold to the gold market in 2003.

Central bank sales totalled 591 tonnes in 2003, their highest level since 1992. Most of the sales came from signatories to the Central Bank Gold Agreement. The agreement expires at the end of September 2004. Under the agreement, central bank gold sales have averaged 400 tonnes per annum over the past four years. The consensus opinion based on statements by European central bank officials is that the agreement will be renewed. It is unclear as to what, if any, changes will be made to the agreement in terms of the annual sales limits and the limits regarding the lending of gold.

## Copper

The three-month copper price range traded between $1,550 per tonne (70.3 cents per pound) and $1,750 per tonne (79.4 cents per pound) for the first half of 2003. Late summer saw the price improve modestly until mid-October when $1,800 per tonne (81.6 cents per pound) was crossed. This price action coincided with the first of many supply disruption announcements. Other than a slight pull-back in November, the copper price continued to increase, closing out the year at $2,301 per tonne (104.4 cents per pound).

The principal themes supporting the stronger price revolve around China, supply disruptions and hedge/speculative funds. The fundamentals were supported by China as it has continued to support the market with its purchases and consumption of copper to fuel its rapidly expanding infrastructure. As well, supply disruptions at Grasberg and other operations have helped explain the sharp decline in inventory levels. The hedge/speculative community has been heavily involved in the futures activity, especially in the second half of the year. These funds have participated as buyers in anticipation of a global economic turnaround that has yet to fully take effect.

## Risks and Uncertainties

In conducting its business, Placer Dome faces a number of risks. These are summarized below and have been separated into two groups:

- risks related to the mining industry generally; and
- risks related to Placer Dome's operations.

### Risks Related to the Mining Industry Generally

*Metal price volatility*

The cash flow and earnings of Placer Dome are derived primarily from gold and copper mining and hence are extremely dependent on metal prices, which fluctuate widely and are affected by numerous factors beyond Placer Dome's control. Factors tending to affect the price of gold include:

- governments' sale or lending of gold bullion, and perceptions of their future intentions;
- the relative strength of the U.S. dollar against other fiat currencies;
- government monetary and fiscal policies;
- expectations of the future rate of global monetary inflation and interest rates;
- general economic conditions and the perception of risk in capital markets;
- political conditions including the threat of terrorism or war, and restrictions on the acquisition and holding of gold;
- speculative trading;
- investment demand for gold;
- demand for gold for use in jewellery and fabrication, and
- supply of gold from production, disinvestment and scrap recycling.

Factors tending to affect the price of copper include:

- global production and inventory stocks;
- general economic conditions;
- industrial demand;
- speculative trading, and
- the relative strength of the U.S. dollar against other fiat currencies.

The effects of these factors, individually or in aggregate, on the prices of gold and/or copper is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect the market value of Placer Dome's metals inventory, Placer Dome's financial performance or results of operations. Further, if the market price of gold and/or copper falls, profitability and cash flow will suffer and Placer Dome may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low gold and/or copper prices can: (1) reduce revenue further by production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold or copper price; (2) halt or delay the development of new projects; (3) reduce funds available for mineral exploration, with the result that depleted mineral reserves are not replaced, and (4) result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

The revenue and profitability of Placer Dome also could be affected, to a lesser extent than by the prices of gold and copper, by the price of silver.

*Placer Dome needs to continually obtain additional mineral reserves for gold production*

Placer Dome must continually replace mineral reserves that are depleted by production. Depleted mineral reserves must be replaced by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known orebodies or locating new deposits in order to maintain and help grow Placer Dome's production levels over the long term. Success in exploration for gold is very uncertain and there is a risk that future depletion of mineral reserves will not be offset by discoveries. As a result, the mineral reserve base of Placer Dome may decline if mineral reserves are mined without adequate replacement.

*Uncertainty of mineral reserve and mineral resource estimates*

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates for the following reasons:

- mineralization or formation could be different from those predicted by drilling, sampling and similar examinations;
- declines in the market price of gold may render the mining of some or all of Placer Dome's mineral reserves uneconomic;
- increases in operating mining costs and processing costs could adversely affect mineral reserves, and
- the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves.

Any of these factors may require Placer Dome to reduce its mineral reserve and mineral resource estimates or increase its costs. Short-term factors, such as the need for additional development of a deposit or the processing of new or different grades, may impair Placer Dome's profitability.

*Increased costs could affect profitability*

The cash costs of production at any particular mining location are frequently subject to great variation from one year to the next due to a number of factors, such as changing waste-to-ore ratios, ore grade, metallurgy, labour costs, the cost of supplies and services (for example, electricity and fuel) and the exchange rate of the U.S. dollar against currencies of countries where mining operations are located.

Currency fluctuations may affect the costs that Placer Dome incurs at its operations. Gold and copper are sold throughout the world based principally on the U.S. dollar price, but a significant portion of Placer Dome's operating expenses are incurred in currencies other than the U.S. dollar. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the costs of gold and copper production in U.S. dollar terms at mines located outside the U.S. Conversely, a depreciation of non-U.S. dollar currencies usually decreases the cost of production in U.S. dollar terms in these countries.

Placer Dome has historically reduced its exposure to foreign currency fluctuations by entering into forward sale contracts. There can be no assurance that Placer Dome will continue these forward selling techniques.

*Mining risks*

The business of gold mining involves many risks and hazards, including environmental hazards, industrial accidents, labour force disruption, the unavailability of material and equipment, unusual or unexpected rock formations, pit slope failures, changes in the regulatory environment, weather conditions, seismic activity, cave-ins, flooding, rockbursts and water conditions. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Placer Dome may incur significant costs that could have a material adverse effect upon its financial performance, liquidity and results of operations.

*Environmental and health and safety risks*

Placer Dome's activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Placer Dome is required to obtain governmental permits and provide other bonding requirements under federal, state or provincial air, water quality and mine reclamation rules and permits. Although Placer Dome makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Placer Dome has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Placer Dome's business, results of operations or financial condition.

Placer Dome could also be held responsible for the costs of addressing contamination at current or former facilities or third party sites. Placer Dome could also be held liable for exposure to such hazardous substances. Placer Dome is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving in all regions in which Placer Dome conducts its activities. Any changes in such laws or in the environmental conditions at Placer Dome's mines could have a material adverse effect on Placer Dome's financial condition, liquidity or results of operations. Placer Dome is not able to determine the impact of future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take.

As mining operations continue to update and clarify their closure plans and as environmental protection laws and administrative policies are changed, Placer Dome will revise the estimate of its total obligations and may be obliged to provide further security for mine reclamation costs. Although the ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated that for reclamation of existing disturbance, the undiscounted future value of its share of costs was $268 million as at December 31, 2003, and has accrued the fair value amount of this amount ($198 million) on its balance sheet. For information concerning long-term reclamation provisioning, see notes 2(a) and 18(a) and (b) of the 2003 consolidated financial statements.

*Investment returns for defined benefit pension plans*

Assets in Placer Dome's defined benefit pension plans arise through employer contributions and returns on investments made by the plans. Returns on investments made by Placer Dome's employee defined benefit pension plans are subject to fluctuation. Placer Dome is responsible for funding any shortfall of pension assets compared to pension obligations under its defined benefit pension plans.

## Risks Related to Placer Dome's Operations

In addition to the risks related to the gold mining industry generally, Placer Dome's operations are also subject to the following risks specific to it:

*Political and country risk*

Placer Dome conducts operations in a number of countries, namely Australia, Canada, Chile, Dominican Republic, Papua New Guinea, South Africa, Tanzania and the U.S. These operations are potentially subject to a number of political, economic and other risks. Placer Dome is not able to determine the impact of political, economic or other risks on its future financial position, however Placer Dome currently has global political risk insurance (up to a maximum limit of $530 million) that may mitigate certain adverse financial effects from unfavourable political, economic or other events in certain countries. This policy consists of various participants with varying degrees of tenure up to five years. The first renewals will commence in October 2006.

Exploration, development and production activities are potentially subject to political, economic and other risks, including:

- cancellation or renegotiation of contracts;
- changes in foreign laws or regulations;
- changes in tax laws;
- royalty and tax increases or claims by governmental entities;
- retroactive tax or royalty claims;
- expropriation or nationalization of property;
- inflation of costs that is not compensated by a currency devaluation;
- foreign exchange controls;
- restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;
- import and export regulations, including restrictions on the sale of gold off shore in U.S. dollars;
- restrictions on the remittance of dividend and interest payments off shore;
- restrictions on the ability of a foreign company to have management control of a mining operation;
- requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, possibly which the foreign entity must subsidize;
- environmental controls and permitting;
- government mandated social expenditures, such as comprehensive health care for HIV/AIDS infected employees and families;
- risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism, and
- other risks arising out of foreign sovereignty over the areas in which Placer Dome's operations are conducted.

Such risks could potentially arise in any country in which Placer Dome operates, however the risks are regarded as greater in South Africa, Tanzania and Papua New Guinea.

Consequently, Placer Dome's exploration, development and production activities may be substantially affected by factors beyond Placer Dome's control, any of which could materially adversely affect Placer Dome's financial position or results of operations. Furthermore, in the event of a dispute arising from such activities, Placer Dome may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

In relation to South Africa and Tanzania, a number of economic and social issues exist which increase Placer Dome's political and economic risk. The current South African government is facing economic and political issues (such as employment creation, black economic empowerment and land redistribution), and social issues (such as crime, corruption, poverty and HIV/AIDS), all of which may impact Placer Dome's South African operations. While the government is adopting measures to address these issues, this political climate increases the risk of the government making changes in the future to its position on issues such as foreign investment, industrial relations, mining concessions and land tenure which in turn may adversely affect Placer Dome's South African operations.

HIV/AIDS and tuberculosis (which is exacerbated in the presence of HIV/AIDS) are major health care issues faced in South Africa and Tanzania. Tanzania also suffers from a high incidence of malaria. A portion of Placer Dome's South African and Tanzanian workforces is believed to be infected by HIV/AIDS. Placer Dome has undertaken a comprehensive HIV/AIDS awareness and prevention program for South Deep mine employees, their families and local communities and is developing a program for North Mara. It is not possible to determine with certainty the costs that Placer Dome may incur in the future in dealing with this issue, however if the number of infections increases, costs associated with treatment and employee retraining may also increase, affecting profitability.

In relation to Papua New Guinea, the location of the Porgera and Misima gold mines, there is a greater level of political and economic risk compared to some other countries in which Placer Dome operates. For example, open pit operations at the Porgera mine were suspended from August 27, 2002 to October 12, 2002 due to interruptions in the electrical power supply as a result of election-related vandalism. There is a risk that social unrest and government intervention could be exacerbated during the mine closure process. The Porgera mine's infrastructure, including power, water and fuel, may be at risk of sabotage. Porgera has extensive community relations and security groups to anticipate and manage social issues that may arise because of the evolving nature of its community.

The Porgera and Misima mines have on a number of occasions experienced delays in the granting of operating permits and licences necessary for these businesses to conduct their lawful operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions not granted, there is a risk that the Porgera and Misima mines may not be able to operate for a period. Future government actions cannot be predicted, but may impact the operation and regulation of mines including Porgera and Misima.

*Occurrence of events for which Placer Dome is not insured may affect its cash flows and overall profitability*

Placer Dome maintains insurance to protect itself against certain risks related to its operations. Other than the political risk insurance mentioned above, Placer Dome's insurance coverage includes the following:

- property (including boiler and machinery) insurance;
- directors and officers liability insurance;
- comprehensive general liability insurance, and
- marine cargo insurance.

Although these coverages are maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk, there is no assurance that the coverage will be sufficient to indemnify Placer Dome in the event of a claim or loss. Also, Placer Dome may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure or against which Placer Dome may elect not to insure because of high premium costs or various other reasons.

Occurrences of events for which Placer Dome is not insured may adversely affect its cash flows and overall profitability.

*Placer Dome's business depends on good relations with its employees*

Employees at the South Deep, Dome (Porcupine Joint Venture) and Zaldívar mines are unionized. In the past, labour disruptions at various mines in South Africa have been used to advocate labour, political and social causes. Hence the risk of labour disruptions is considered to be higher at South Deep.

*Placer Dome may not have satisfactory title to its properties*

The validity and ownership of mining property holdings can be uncertain and may be contested. Although Placer Dome has attempted to acquire satisfactory title to its properties, risk exists that some titles, particularly titles to undeveloped properties, may be defective. There are currently a number of pending native title or traditional land owner claims relating to certain of Placer Dome's properties in Australia. See the *Government regulation and changes in legislation* section below for a discussion on South African title issues.

*Competition for mineral land*

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where Placer Dome contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. Accordingly, there can be no assurance that Placer Dome will be able to compete successfully for new mining properties.

*Uncertainty of exploration and development programs*

Placer Dome's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, Placer Dome actively seeks to replace and expand its mineral reserves, primarily through exploration and development and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, Placer Dome's exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves. In the event that new mineral reserves are not discovered, Placer Dome may not be able to sustain production beyond the current mine lives, based on current production rates.

*Government regulation and changes in legislation*

In the U.S., much of Placer Dome's mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. There are numerous federal regulatory developments that could restrict mine expansions and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure. See note 18(e) of the consolidated financial statements for further information.

On October 10, 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the "Act" was promulgated into law by publication in the South African Government Gazette. The Minister of Minerals and Energy announced in February 2004 that the Act would be enacted during May 2004.

The Act provides for state custodianship of mineral resources and the government becomes the grantor of prospecting, mining, exploration as well as production rights. Holders of old-order mining rights will have five years to lodge their rights for conversion into new mining rights in terms of the Act. The conversion requirements are set out in the Act. Old order mining rights will continue in force during the conversion period.

The Act also calls for the development of a broad-based socio-economic empowerment Charter (the "Charter") which sets out the framework, targets and time-table for increasing the participation of historically disadvantaged South Africans ("HDSAs") in the mining industry, and enhancing the benefits to HDSAs from the exploitation of mining and mineral resources. On October 11, 2002, the South African government released the draft of the Charter and on February 18, 2003 the government released an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the Act. The Charter is based on seven key principles, five of which are operationally oriented and cover areas focused on bettering conditions for HDSAs, and two of which are focused on HDSA ownership targets and beneficiation. The Charter contains targets to increase HDSA ownership of South African mining industry assets to 15% in five years and 26% over 10 years. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

The five operational focus areas of the Charter include human resource development; employment equity including HDSA participation in management and participation by women; HDSA participation in procurement; improved housing and living conditions for mine employees; and community and rural development.

South Deep is well advanced in meeting the operational Charter targets. Regarding human resources development, approximately 60% of the workforce have successfully completed basic numeracy and literary training; regarding employment equity, 42 % of management are HDSAs, the target being 40%, and women are currently 3% with a target of 10%; regarding mine community and rural development, the CARE project has won international recognition for the training and developing of South Deep employees who were retrenched in 1999 and continues to lead in the industry improving the lives of the mine community and rural development with 75% of former employees now economically active; regarding housing and living conditions, significant improvements in on-site living conditions and accommodation have been made, including upgrading hostels and eating areas, employing a dietician and environmental health officer, and increasing the living-out allowance, and regarding procurement, the mine has developed a procurement policy that allows for development and increased business to HDSAs.

The Act also allows for the payment by mining rights holders of a state royalty to be prescribed in a separate money bill. On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the "draft Bill") to the public for comment. If approved in its original form, the draft Bill would provide for a 3% tax-deductible royalty on gold revenue from Placer Dome's share of production at the South Deep mine. In his February 18, 2004 budget speech, the South African Minister of Finance announced that the new royalties would not commence until 2009. A revised draft of the Bill is expected to be released sometime in 2004. The Minister also indicated that finalization of the Bill would provide an opportunity to review the mining industry's tax dispensation as a whole.

At present, the financial implications of various pieces of the new legislation cannot be assessed, therefore Placer Dome is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. Placer Dome will continue to closely monitor the progress of the Act and other relevant legislation and assess their impact on current operations and future development at South Deep.

*Joint ventures*

Certain of the properties in which Placer Dome has an interest are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Placer Dome or to third parties could have a material adverse effect on the joint ventures. In addition, Placer Dome may be unable to exert control over strategic decisions made in respect of such properties.

*Licenses and permits*

The operations of Placer Dome require licenses and permits from various governmental authorities. Placer Dome believes it holds all necessary licenses and permits under applicable laws and regulations and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee Placer Dome will be able to obtain or maintain all necessary licenses and permits (including those for Cortez Hills) as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

*Acquisitions*

Placer Dome undertakes evaluations of opportunities to acquire additional gold mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of Placer Dome's business, and may expose Placer Dome to new geographic, political, operating, financial and geological risks. Placer Dome's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully with those of Placer Dome. Any acquisitions would be accompanied by risks, such as a significant decline in the gold price; the orebody proving to be below expectations; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Placer Dome's ongoing business; the inability of management to maximize the financial and strategic position of Placer Dome through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. In addition, Placer Dome may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Placer Dome to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Placer Dome would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

*Use of forward sale and derivative instruments*
Placer Dome has historically reduced its exposure to gold, copper and silver price fluctuations by entering into forward sale and financial derivative contracts. There can be no assurance that Placer Dome will continue the forward selling techniques successfully used, or any other forward selling techniques, or, if they are continued, that Placer Dome will be able to achieve in the future realized prices for gold produced in excess of average London PM fix prices as a result of its forward selling activities.

If the gold price rises above the price at which future production has been committed under Placer Dome's hedge instruments, Placer Dome will have an opportunity loss. However, if the gold price falls below that committed price, revenue will be protected to the extent of such committed production. In addition, Placer Dome could be exposed to a loss of value if a counterparty to a hedge or forward sale contract defaults on its primary obligations under the instrument. For other discussions on commitments and contingencies, see note 18 of the consolidated financial statements.

## Non-GAAP Measures

Placer Dome has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures, prepared in accordance with U.S. GAAP, certain investors use this information to evaluate Placer Dome's performance and its ability to generate cash flow for use in investing and other activities. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of the non-GAAP measures to reported GAAP measures.

### Cash flow from operations per common share

Cash flow from operations per common share is determined by dividing the cash flow from operations by the weighted average number of common shares outstanding during the period, as follows:

| | December 31 | | | |
|---|---|---|---|---|
| | Fourth Quarter | | Twelve Months | |
| | 2003 | 2002 | 2003 | 2002 |
| Cash from operations ($millions) | 61 | 47 | 329 | 320 |
| Weighted average number of common shares (millions) | 410.6 | 391.3 | 409.4 | 349.4 |
| Cash from operations per common share | $ 0.14 | $ 0.12 | $ 0.80 | $ 0.92 |

### Unit costs

A reconciliation of Placer Dome's share of costs per ounce of gold produced, calculated in accordance with the Gold Institute Standard, and costs per pound of copper produced to the cost of sales and depreciation and depletion is included below:

| | For the year ended December 31 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | | | | 2002 | | | |
| (in millions of dollars except production and unit costs)[i] | Gold | | Copper | | Gold | | Copper | |
| | Cost of Sales | Depreciation | Cost of Sales | Depreciation | Cost of Sales | Depreciation | Cost of Sales | Depreciation |
| Reported | $1,090 | $ 267 | $ — | $ — | $ 698 | $ 187 | $ — | $ — |
| Copper | (219) | (57) | 219 | 57 | (190) | (56) | 190 | 56 |
| Corporate[ii] | (7) | (14) | — | — | (5) | (7) | — | — |
| Related to precious metals | 864 | 196 | 219 | 57 | 503 | 124 | 190 | 56 |
| Add La Coipa | 30 | 12 | — | — | 33 | 12 | — | — |
| Deduct minority interest | (8) | (1) | — | — | (6) | — | — | — |
| By-product | (5) | — | (12) | — | (4) | — | (11) | — |
| Reclamation | (14) | 14 | (2) | 2 | (12) | 12 | (1) | 1 |
| Inventories | (9) | (2) | 7 | 3 | 8 | 1 | (3) | (2) |
| Other[iii] | (12) | (2) | 11 | — | (17) | 1 | 19 | (1) |
| | 846 | 217 | 223 | 62 | 505 | 150 | 194 | 54 |
| Production reported[i] | 3,861 | 3,861 | 425,358 | 425,358 | 2,823 | 2,823 | 427,477 | 427,477 |
| Less Osborne gold ozs | (37) | (37) | — | — | (38) | (38) | — | — |
| Add La Coipa gold equivalent ozs | 55 | 55 | — | — | 53 | 53 | — | — |
| Production base for calculation | 3,879 | 3,879 | 425,358 | 425,358 | 2,838 | 2,838 | 427,477 | 427,477 |
| Unit costs[i] | $ 218 | $ 56 | $ 0.52 | $ 0.15 | $ 178 | $ 53 | $ 0.45 | $ 0.13 |

(i) *Gold production is in thousands of ounces, and unit costs for gold are in $/oz. Copper production is in thousands of pounds, and unit costs for copper are in $/lb.*

(ii) Corporate depreciation includes the amortization of tax gross-ups (see note 4(b)(ix) to the audited consolidated financial statements).

(iii) Other consists of management fees and unusual costs such as significant severance or costs incurred during a temporary mine shut down, which are excluded from the determination of unit costs and smelting charges which are netted against sales revenue but included in the determination of unit costs.

## Management's Responsibility for Financial Reporting

The consolidated financial statements and all information in the annual report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the U.S. Financial information presented throughout the annual report is consistent with the data presented in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management in order to provide reasonable assurance that the financial information is accurate and reliable. The internal audit department of the Corporation conducts an ongoing program of review and evaluation of these controls and regularly reports on its findings to management and the Audit Committee.

The Audit Committee of the Board of Directors is composed of four outside Directors, and meets with management, the internal auditors and the independent auditors to assure that management is maintaining adequate financial controls and systems to approve the annual and quarterly consolidated financial statements of the Corporation. Both the internal auditors and independent auditors have unrestricted access to the Audit Committee.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

JAY K. TAYLOR
President and
Chief Executive Officer

REX J. MCLENNAN
Executive Vice-President and
Chief Financial Officer

February 26, 2004
Vancouver, Canada

## Report of Independent Chartered Accountants

**To the Shareholders of Placer Dome Inc.:**

We have audited the consolidated balance sheets of Placer Dome Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings (loss), shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Placer Dome Inc. as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, during 2003, the Corporation changed its policy on accounting for reclamation costs. During 2002, the Corporation changed its policy on accounting for depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs.

On February 26, 2004, we reported separately to the shareholders of Placer Dome Inc. on the financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Vancouver, Canada
February 26, 2004

Chartered Accountants

Placer Dome Inc.

## Consolidated Statements of Earnings (Loss)

(millions of U.S. dollars, except share and per share amounts, U.S. GAAP)

| Years ended December 31 | 2003 | 2002 | 2001 |
|---|---|---|---|
| Sales (note 4) | $ 1,763 | $ 1,209 | $ 1,223 |
| Cost of sales | 1,090 | 698 | 705 |
| Depreciation and depletion (note 4(b)) | 267 | 187 | 182 |
| **Mine operating earnings** (note 4(b)) | 406 | 324 | 336 |
| General and administrative | 51 | 40 | 41 |
| Exploration | 76 | 52 | 44 |
| Resource development, technology and other | 64 | 55 | 56 |
| Write-downs of mining interests (note 5) | — | — | 301 |
| **Operating earnings (loss)** | 215 | 177 | (106) |
| Non-hedge derivative gains (losses) (note 6) | 46 | 3 | (29) |
| Investment and other business income (loss) (note 7) | (3) | 39 | 42 |
| Interest and financing expense (note 14(b)) | (65) | (66) | (70) |
| **Earnings (loss) before taxes and other items** | 193 | 153 | (163) |
| Income and resource tax recovery (provision) (note 8) | 44 | (34) | 36 |
| Equity in earnings (loss) of associates | 7 | 5 | (1) |
| Minority interests | 2 | — | (5) |
| **Net earnings (loss) before the cumulative effect of changes in accounting policies** | 246 | 124 | (133) |
| Changes in accounting policies (note 2) | (17) | (8) | — |
| **Net earnings (loss)** | $ 229 | $ 116 | $ (133) |
| **Comprehensive income (loss)** | $ 244 | $ 114 | $ (153) |
| **Per common share** | | | |
| Net earnings (loss) before the cumulative effect of changes in accounting policies | $ 0.60 | $ 0.35 | $ (0.41) |
| Net earnings (loss) | $ 0.56 | $ 0.33 | $ (0.41) |
| Diluted net earnings (loss) | $ 0.56 | $ 0.33 | $ (0.41) |
| Dividends | $ 0.10 | $ 0.10 | $ 0.10 |
| **Weighted average number of common shares outstanding (millions)** | | | |
| Basic | 409.4 | 349.4 | 327.9 |
| Diluted | 411.3 | 350.4 | 327.9 |

*(See accompanying notes to consolidated financial statements)*

Placer Dome Inc.

# Consolidated Balance Sheets

(millions of U.S. dollars, U.S. GAAP)

## Assets

| December 31 | 2003 | 2002 |
|---|---|---|
| | | (restated—note 3(c)) |
| **Current assets** | | |
| Cash and cash equivalents | $ 582 | $ 537 |
| Short-term investments | 9 | 7 |
| Accounts receivable | 131 | 103 |
| Income and resource tax assets | 17 | 10 |
| Inventories (note 9) | 244 | 202 |
| | 983 | 859 |
| **Investments** (note 10) | 51 | 53 |
| **Other assets** (note 11) | 168 | 154 |
| **Deferred commodity and currency sales contracts and derivatives** | 48 | — |
| **Income and resource tax assets** (note 8(e)) | 186 | 45 |
| **Deferred stripping** (note 12(c)) | 107 | 119 |
| **Purchased undeveloped mineral interest** (notes 3(b), (c) and 12(c)) | 429 | 323 |
| **Property, plant and equipment** (note 12) | 2,028 | 1,890 |
| **Goodwill** (notes 3(b) and (c)) | 515 | 430 |
| | $ 4,515 | $ 3,873 |

## Liabilities and Shareholders' Equity

| December 31 | 2003 | 2002 |
|---|---|---|
| | | (restated—note 3(c)) |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities (note 13) | $ 243 | $ 193 |
| Income and resource tax liabilities | 20 | 35 |
| Current portion of long-term debt and capital leases (note 14) | 10 | 340 |
| | 273 | 568 |
| **Long-term debt and capital leases** (note 14) | 1,179 | 607 |
| **Reclamation and post closure obligations** (notes 2(a) and 18) | 225 | 176 |
| **Deferred commodity and currency sales contract and derivatives** (notes 3(b) and (c)) | 209 | 212 |
| **Deferred credits and other liabilities** (note 15) | 78 | 67 |
| **Income and resource tax liabilities** (note 8(e)) | 152 | 84 |
| **Commitments and contingencies** (notes 17 and 18) | | |
| **Shareholders' equity** | | |
| Share capital (note 16) | 2,023 | 1,992 |
| Preferred shares—unlimited shares authorized, none issued | | |
| Common shares—unlimited shares authorized, no par value, issued and outstanding 411,530,294 shares (2002—408,741,574 shares) | | |
| Retained earnings | 345 | 157 |
| Accumulated other comprehensive income | (35) | (50) |
| Contributed surplus | 66 | 60 |
| Total shareholders' equity | 2,399 | 2,159 |
| | $ 4,515 | $ 3,873 |

*(See accompanying notes to consolidated financial statements)*

ROBERT M. FRANKLIN
Director

JAY K. TAYLOR
Director

Placer Dome Inc.

## Consolidated Statements of Shareholders' Equity

(millions of U.S. dollars, U.S. GAAP)

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Common shares, opening | $ 1,992 | $ 1,259 | $ 1,248 |
| Issued in acquisition of AurionGold Limited (note 3(c)) | — | 710 | — |
| Exercise of options | 31 | 23 | 11 |
| **Common shares, closing** | 2,023 | 1,992 | 1,259 |
| Accumulated other comprehensive losses, opening | (50) | (48) | (28) |
| Unrealized gains on securities | 6 | 5 | — |
| Cumulative translation adjustment | — | — | (21) |
| Unrealized gains on currency derivatives | 25 | 2 | 1 |
| Unrealized gains (losses) on copper derivatives | (11) | 1 | — |
| Minimum pension liability adjustment | (5) | (10) | — |
| **Accumulated other comprehensive losses, closing** | (35) | (50) | (48) |
| Contributed surplus, opening | 60 | 57 | 52 |
| Stock-based compensation | 6 | 3 | 5 |
| **Contributed surplus, closing** | 66 | 60 | 57 |
| Retained earnings, opening | 157 | 75 | 241 |
| Net earnings (loss) | 229 | 116 | (133) |
| Common share dividends | (41) | (34) | (33) |
| Retained earnings, closing | 345 | 157 | 75 |
| Shareholders' equity | $ 2,399 | $ 2,159 | $ 1,343 |

*(See accompanying notes to consolidated financial statements)*

Placer Dome Inc.

## Consolidated Statements of Cash Flows

(millions of U.S. dollars, U.S. GAAP)

| Years ended December 31 | 2003 | 2002 | 2001 |
|---|---|---|---|
| | | (restated—note 3(c)) | |
| **Operating activities** | | | |
| Net earnings (loss) | $ 229 | $ 116 | $ (133) |
| Depreciation and depletion | 267 | 187 | 182 |
| Deferred stripping adjustments (note 2(c)) | (3) | 17 | 24 |
| Deferred income and resource taxes | (130) | 8 | (59) |
| Deferred reclamation | 16 | 12 | (11) |
| Equity earnings and dividends | 7 | 10 | 8 |
| Deferred commodity and currency sales contract and derivatives | (45) | (14) | (7) |
| Unrealized (gains) losses on derivatives | (44) | (11) | 11 |
| Write-downs of mining interests | — | — | 301 |
| Cumulative translation adjustment | — | — | (21) |
| Changes in accounting policies | 17 | 8 | — |
| Other items, net | 39 | 2 | 21 |
| Cash from operations before change in non-cash operating working capital | 353 | 335 | 316 |
| Change in non-cash operating working capital (note 20(a)) | (24) | (15) | 24 |
| Cash from operations | 329 | 320 | 340 |
| **Investing activities** | | | |
| Property, plant and equipment (note 12(b)) | (213) | (127) | (192) |
| Purchase of East African Gold Mines Limited (note 3(b)) | (253) | — | — |
| Purchase of AurionGold Limited (note 3(c)) | — | (47) | — |
| Short-term investments | (2) | (1) | 3 |
| Disposition of assets and investments | 13 | 17 | 8 |
| Other, net | 4 | 4 | 4 |
| | (451) | (154) | (177) |
| **Financing activities** | | | |
| Short-term debt | — | (2) | 2 |
| Long-term debt and capital leases | | | |
| Borrowings | 715 | 2 | 2 |
| Repayments | (534) | (34) | (38) |
| Redemption of minority interest | (1) | (5) | — |
| Common shares issued | 31 | 23 | 11 |
| Dividends paid | | | |
| Common shares | (41) | (34) | (33) |
| Minority interests | (3) | (12) | (5) |
| | 167 | (62) | (61) |
| **Increase in cash and cash equivalents** | 45 | 104 | 102 |
| **Cash and cash equivalents** | | | |
| Beginning of year | 537 | 433 | 331 |
| End of year | $ 582 | $ 537 | $ 433 |

*(See accompanying notes to consolidated financial statements)*

December 31, 2003, 2002 and 2001 (all amounts are in millions of U.S. dollars, except where otherwise indicated, U.S. GAAP)

## 1. Nature of Operations and Summary of Significant Accounting Policies

Placer Dome Inc. ("the Corporation"), and subsidiary companies and joint ventures (collectively, "Placer Dome") are engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold, Placer Dome's primary product, is produced in Canada, the United States ("U.S."), Australia, Papua New Guinea, South Africa, Tanzania and Chile, and sold to the world market. Placer Dome also produces and sells significant quantities of copper.

Placer Dome's cash flow and profitability is dependent primarily on the quantity of metals produced, metal prices, operating costs, environmental costs, interest rates on borrowings and investments and discretionary expenditure levels including exploration, technology, resource development and general and administrative. Since Placer Dome operates internationally, exposure also arises from fluctuations in currency exchange rates, political risks and varying levels of taxation. While Placer Dome seeks to manage these risks, many of these factors are beyond its control.

The U.S. dollar is the principal currency of measure of all Placer Dome's operations. The Corporation prepares and files its consolidated financial statements in U.S. dollars and in accordance with U.S. generally accepted accounting principles ("GAAP"). The consolidated financial statements in accordance with Canadian GAAP (in U.S. dollars) are included in the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities. Significant differences in the Corporation's consolidated statement of net earnings between U.S. and Canadian GAAP are described in note 20(d) to these financial statements.

The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

### Basis of Presentation

The consolidated financial statements include the accounts of the Corporation and its majority-owned subsidiaries and a proportionate share of the accounts of unincorporated joint ventures in which Placer Dome has an interest.

The following table sets forth the Corporation's ownership of its mining interests:

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| **Through majority owned subsidiaries** | | |
| Bald Mountain | 100% | 100% |
| Campbell | 100% | 100% |
| Golden Sunlight | 100% | 100% |
| Granny Smith (note 3(c)) | 100% | 100% |
| Henty (note 3(c)) | 100% | 100% |
| Kalgoorlie West (note 3(c)) | 100% | 100% |
| Kanowna Belle (note 3(c)) | 100% | 100% |
| Misima | 80% | 80% |
| North Mara (note 3(b)) | 100% | n/a |
| Osborne | 100% | 100% |
| Turquoise Ridge (note 3(a)) | n/a | 100% |
| Zaldívar | 100% | 100% |
| **As interests in unincorporated joint ventures** | | |
| Cortez | 60% | 60% |
| Musselwhite | 68% | 68% |
| Porcupine (note 3(d)) | 51% | 51% |
| Porgera (note 3(c)) | 75% | 75% |
| South Deep | 50% | 50% |
| Turquoise Ridge (note 3(a)) | 75% | n/a |
| **Equity accounted for investment** | | |
| La Coipa | 50% | 50% |

The Kidston Mine (70% owned) ceased operations in July 2001 due to the depletion of ore.

### Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Corporation's management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

### Revenue Recognition

Gold revenue is recognized in the accounts upon delivery when title passes.

Copper revenue is recognized on shipment of the product when title passes. Sales of copper concentrate are based on specific sales agreements and may be subject to adjustment upon final settlement following sales quotational periods. Such adjustments to revenue are recorded in the period of final settlement.

Gains and losses realized on forward sales contracts and certain derivative financial instruments used to mitigate metal price risk are recognized in sales revenue on the original designation date.

December 31, 2003, 2002 and 2001 [all amounts are in millions of U.S. dollars, except where otherwise indicated, U.S. GAAP]

## 1. Nature of Operations and Summary of Significant Accounting Policies, Continued

### Derivatives and Hedging Activities

Placer Dome employs metals and currency contracts, including forward contracts, cap agreements and options to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For metals production, these contracts are intended to reduce the risk of falling prices on Placer Dome's future sales, and, in the case of purchased options, allow Placer Dome to benefit from higher precious metal and copper prices. Foreign currency derivative financial instruments, such as forward contracts and options, are used to manage the effects of exchange rate changes on foreign currency cost exposures.

On January 1, 2001, Placer Dome adopted U.S. Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and its companion policy SFAS 138 which establish accounting and reporting standards for derivative instruments.

Of Placer Dome's metals program, the majority relate to gold and silver metal forward contracts and cap agreements that are exempt from SFAS 133 as normal course sales requiring settlements through physical delivery. Gains and losses on these instruments are recognized in sales revenue on the delivery date identified at the contract inception, except in instances where Placer Dome, in accordance with the contractual agreements, chooses to deliver into the contracts prior to the initial delivery date and recognizes the gains and losses on delivery. Copper forward contracts are accounted for as cash flow hedges with the change in fair values recorded each period in other comprehensive income ("OCI") and subsequently reclassified to sales revenue on the contract forward date. All other metals financial instruments are recognized on the balance sheet at fair value with the change in values recorded each period in earnings as non-hedge derivative gains (losses).

Foreign currency derivative contracts that are designated against specific operating costs or capital expenditures are accounted for as cash flow hedges with the change in fair values recorded each period in OCI and subsequently reclassified to cost of sales or property, plant and equipment on the contract expiry date. Foreign currency forward and option contracts used for managing non-specific foreign production cost exposures are recorded at fair value with the change in values recorded each period in earnings as non-hedge derivative gains (losses).

All other derivatives and hedging activities are in accordance with SFAS 133 which requires recognition of all derivative instruments on the balance sheet as either assets or liabilities with measurement at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intent and nature of the derivative instruments and whether they qualify for hedge accounting as defined in SFAS 133.

### Reclamation and Closure Costs

On January 1, 2003, Placer Dome adopted SFAS 143, *"Accounting for Asset Retirement Obligations"* ("SFAS 143") — see note 2(a). SFAS 143 requires that the estimated fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability will be subject to re-measurement at each reporting period. This differs from the practice prior to that date, and still in effect for non-environmental related closure costs, which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The estimates are based principally on legal and regulatory requirements. It is possible that Placer Dome's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

### Foreign Currency Translation

Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates. Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

The cumulative translation adjustment ("CTA") within Accumulated OCI relates to the CTA balance of the Corporation prior to its adoption of the U.S. dollar, in 1997, as the principal currency of measure for all operations. Earnings adjustments to the CTA balance are recorded on the substantial disposition or liquidation of a mine property or investment.

### Exploration and Development

Exploration costs are charged against earnings as incurred. Significant costs related to property acquisitions including allocations for undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are projected to be less than the carrying value of the property. If no mineable orebody is discovered, capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.

Costs incurred during the start-up phase of a mine are expensed as incurred. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized.

### Capitalization of Financing Costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance development and construction activities on properties that are not yet subject to depreciation or depletion. Financing costs are charged against earnings from the time that mining operations commence.

### Income and Resource Taxes

The provision for income and resource taxes is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities. The Corporation records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Corporation recognizes the deferred tax assets and liabilities for the tax effects of such differences. Deferred withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and associates to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

### Net Earnings and Dividends per Common Share

The calculations of net earnings and dividends per common share are based upon the weighted average number of common shares of the Corporation outstanding each year. Where outstanding stock options dilute earnings per share, diluted earnings per share are calculated and disclosed.

### Cash and Cash Equivalents

Cash and cash equivalents include those short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

### Investments

Short-term investments, all of which are categorized as available for sale, are carried at their respective quoted market values.

Investments in shares of incorporated companies, in which Placer Dome's ownership is greater than 20% but no more than 50% are, where significant influence is present, accounted for by the equity method.

Investments in shares of other companies are classified as available-for-sale investments. Unrealized gains and losses on these investments are recorded in Accumulated OCI as a separate component of shareholders' equity, unless the declines in market values are judged to be other than temporary in which case the losses are recognized in income in the period.

### Inventories

Product inventories are valued at the lower of average production cost and net realizable value.

In-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs.

Materials and supplies are valued at the lower of average cost and replacement cost.

### Deferred Stripping

Mining costs incurred related to the removal of waste rock at open-pit mines, commonly referred to as "stripping costs", are generally capitalized under property, plant and equipment. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits.

This policy results in the expensing of stripping costs over the lives of the open pits as gold or copper is produced and sold. The application of the policy generally will result in an asset on the balance sheet, although it is possible that a liability could arise if amortization exceeds costs capitalized due to the variation of the grades of ore being mined. Stripping costs are included in the carrying amount of the Corporation's mining properties for the purpose of assessing whether any impairment has occurred.

Effective January 1, 2002, the Corporation changed its accounting policy to exclude future estimated mining and development costs which were previously included in the estimate of life of mine stripping costs (note 2(b)).

## 1. Nature of Operations and Summary of Significant Accounting Policies, Continued

### Purchased Undeveloped Mineral Interests

Purchased undeveloped mineral interests are acquired mineral use rights. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable mineral reserves that is proximate to proven and probable mineral reserves and within the immediate mine structure; or (ii) other mine-related or greenfields exploration potential that are not part of measured or indicated resources and are comprised mainly of material outside of the immediate mine area. The Corporation's mineral use rights generally are enforceable regardless of whether proven and probable mineral reserves have been established. The Corporation has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable mineral reserves and/or undeveloped mineral interests.

For purchased undeveloped mineral interests associated with exploration stage mineral interests, the excess of the carrying value over the residual value is amortized on a straight-line basis over the period that the Corporation expects to convert, develop or further explore the underlying properties. Residual values for exploration stage mineral interests represent the expected fair value of the interests at the time the Corporation plans to convert, develop, further explore or dispose of the interests. The residual values range from 67% to 90% of the gross carrying value of the respective exploration stage mineral interests. Residual values are determined for each individual property based on the fair value of the exploration stage mineral interest, and the nature of, and the Corporation's relative confidence in, the mineralized material believed to be contained, or potentially contained, in the underlying property. Such values are based on discounted cash flow analyses for those properties. When an exploration stage mineral interest is converted to a development or production stage mineral interest, the residual value is reduced to zero for purposes of calculating units-of-production amortization.

The expected useful lives and residual values used in amortization calculations are determined based on the facts and circumstances associated with the mineral interest. The useful lives used to amortize exploration stage mineral interests range from 3 to 17 years. The Corporation evaluates the remaining amortization period and residual value for each individual mineral interest on at least an annual basis. Any changes in estimates of useful lives and residual values are accounted for prospectively from the date of the change.

### Property, Plant and Equipment

Property, plant and equipment, including costs associated with properties under development, are carried at cost less depreciation and depletion.

Assets in use in commercial production are subject to depreciation and depletion over their estimated economic lives. For mineral properties, capitalized development and buildings and machinery, the unit-of-production method is applied where the mine operating plan calls for production from well-defined mineral ore reserves. Where total mineral reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated life of each mine. For mobile and other equipment, the straight-line method is applied over the estimated life of the asset.

Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs, a decrease in mineral reserves or a change in foreign exchange rates), reviews are undertaken to evaluate the carrying values of operating mines and development properties. Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using estimated future production, sales prices (considering historical and current prices, price trends and related factors), operating and capital costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings.

The Corporation's estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation's investments in mineral properties.

### Goodwill

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. Goodwill represents a combination of the potential for the discovery of additional mineable ounces from properties or mining rights acquired in transactions, above and beyond those allocated specific values in the purchase price equation, and the potential for increased revenue as a result of higher realized gold prices either due to an appreciation in the price of gold or entering into derivative gold instruments relating to future production from the acquired properties. Pursuant to SFAS No. 142 *"Goodwill and Other Intangible Assets"*, goodwill is assigned to assets acquired and is not amortized.

The Corporation evaluates, on at least an annual basis, the carrying amounts of goodwill to determine whether events and circumstances indicate that such carrying amounts may

December 31, 2003, 2002 and 2001 (all amounts are in millions of U.S. dollars, except where otherwise indicated, U.S. GAAP)

no longer be recoverable. To accomplish this, the Corporation compares the fair values of the acquired reporting units to their carrying amounts. In line with its views as to what the goodwill represents, in determining the fair values of the reporting units the Corporation uses a combination of its internally prepared net asset values for the acquired reporting units and a long term average net asset value multiple based on information available from certain investment analysts who follow the Corporation. If the carrying value of the reporting units were to exceed their fair value, the Corporation would perform the second step of the impairment test. In the second step, the Corporation would compare the implied fair value of the reporting units' goodwill to their carrying amount and any excess would be written down.

### Stock-based Incentive Plans

In accordance with the provisions of SFAS No. 123 *"Accounting for Stock-based Compensation"* ("SFAS 123"), Placer Dome applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in the accounting for employee stock option plans, and follows the disclosure provisions of SFAS 123. For stock options granted to employees and directors, no compensation expense is recognized because the exercise price is equal to the market price of Placer Dome's common stock on the date of grant. For Canadian dollar denominated stock options granted to non-Canadian employees, variable accounting is applied. For stock options granted to personnel at joint ventures, deferred compensation charges based on the fair value of the options granted are expensed over the vesting period.

### Pension Plans

Placer Dome has both defined contribution and defined benefit pension plans. The costs of defined contribution pension plans, representing Placer Dome's required contribution, and the costs of defined benefit pension plans, determined based on the actuarial present value of expected future benefits attributed to the period, are charged to earnings in the period. Adjustments arising from plan amendments, experience gains and losses and changes in actuarial assumptions are amortized to earnings over the expected average remaining service lives of the respective employee groups.

### Recent Accounting Pronouncements

In December 2003, FASB issued FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46R"). FIN 46R requires the primary beneficiary of a variable interest entity to consolidate the variable interest entity. FIN 46R is effective for the first reporting period that ends after March 15, 2004. Placer Dome is currently evaluating the impact of FIN 46R.

Consistent with common practices in extractive industries, the Corporation has historically classified mineral lease rights in the same manner as property, plant and equipment on its balance sheet. The Corporation, and others in extractive industries have historically taken the position that rights under long-term mineral leases are the functional equivalent of ownership of the underlying minerals because the lessee has the exclusive right to extract the minerals during the term of the lease. At its March 2004 meeting, the Emerging Issues Task Force ("EITF") of FASB is expected to discuss Issue 03-0, "Whether Mineral Rights are Tangible or Intangible Assets." Depending on the EITF's resolution of this issue, the Corporation may be required to change the classification of its mineral lease rights.

The EITF also has as part of its overall agenda a review of a broad range of accounting policies relating to the mining industry.

### Reclassifications

Certain comparative figures for 2002 and 2001 have been reclassified to conform with the 2003 presentation.

## 2. Changes in Accounting Policies

(a) On January 1, 2003, Placer Dome adopted SFAS 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The cumulative effect of the change through January 1, 2003, was to increase Property, plant and equipment by $9 million and increase Deferred credits and other liabilities by $32 million with a one time after-tax charge to net earnings, booked in the first quarter of 2003, of $17 million ($0.04 per share). If the change had occurred on January 1, 2002, the cumulative effect would have been to increase Property, plant and equipment by $9 million and increase Deferred credits and other liabilities by $33 million with a one time after-tax charge to net earnings of $18 million ($0.04 per share).

(b) During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. The cumulative effect of this change through December 31, 2001 was to decrease earnings on a pre and after tax basis by $8 million ($0.02 per share). The effect of the change in 2002 was to increase earnings on a pre and after tax basis before the cumulative effect of the accounting change by $7 million ($0.02 per share). The above items combined to decrease net earnings by $1 million in 2002.

## 2. Changes in Accounting Policies, Continued

(c) For the purpose of reporting operating statistics, effective January 1, 2002, Placer Dome is classifying the amortization of deferred stripping costs as cash costs instead of non-cash costs in accordance with the Gold Institute's revised disclosure standard. As a consequence, amortization of deferred stripping costs which previously was charged through depreciation and depletion expense is now charged through cost of sales. For the year ended December 31, 2001, $48 million was reclassified from depreciation and depletion expense to cost of sales for comparative purposes with no impact to net earnings. During the fourth quarter of 2002, Placer Dome changed its classification of deferred stripping on the statements of cash flows from investing activity to operating activities. For the year ended December 31, 2001, $30 million was reclassified.

## 3. Business Acquisitions and Joint Ventures

(a) Effective December 23, 2003, Placer Dome and Newmont Mining Corporation ("Newmont") formed the Turquoise Ridge Joint Venture. The joint venture is limited to an area of influence surrounding the Turquoise Ridge shaft. Placer Dome retains 100% ownership of properties outside the area of influence. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge Joint Venture. The 2% net smelter return royalty of Placer Dome to Newmont which existed prior to the formation of the joint venture has been eliminated. Under an ore sale agreement, Newmont will purchase up to approximately 2,000 tons per day of joint venture ore and process it at its cost at its nearby Twin Creeks mill. Placer Dome and Newmont will each contribute their pro-rata share of mine development funding requirements, including capital costs and environmental closure expenses related to future joint venture operations. The Turquoise Ridge Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated.

(b) On July 23, 2003, the Corporation completed the acquisition of 100% of the shares of East African Gold Mines Limited ("East African Gold"). The purchase price for the acquisition totalled $255 million, comprised of $252 million in cash and approximately $3 million in direct costs incurred by Placer Dome. In addition to this $3 million, East African Gold accrued in its pre acquisition results charges relating to the transaction totalling approximately $7 million. A portion of the purchase price was paid from cash and short term investments with the majority of the purchase price initially being financed. In addition to this consideration, the acquisition included East African Gold's loan for project financing (see note 14) of $43 million at the date of acquisition. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania and surrounding land packages. The results of operations of East African Gold have been included in the accompanying financial statements since July 23, 2003.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. The overall purchase price allocation set out below is preliminary and will be finalized in the first half of 2004 following the completion of an independent appraisal. The final allocations may differ materially from the preliminary allocations presented below (in millions).

| | |
|---|---|
| Cash consideration | $252 |
| Plus—direct acquisition costs incurred by Placer Dome | 3 |
| Total purchase price | 255 |
| Plus—fair value of liabilities assumed by Placer Dome | |
| Current liabilities | 13 |
| Debt (note 14) | 44 |
| Derivative instrument liabilities | 53 |
| Other non-current liabilities | 4 |
| Less—fair value of assets acquired by Placer Dome | |
| Cash | 2 |
| Other current assets | 21 |
| Mineral properties and mine development | 90 |
| Mine plant and equipment | 69 |
| Purchased undeveloped mineral interests | 81 |
| Deferred tax asset | 21 |
| Residual purchase price allocated to goodwill | $ 85 |

As part of the purchase of East African Gold, Placer Dome acquired identifiable intangible assets, other than goodwill, valued at $81 million, primarily for undeveloped mineral interests. These undeveloped mineral interest assets, net of residual values, are being amortized on a straight-line basis over their estimated useful lives.

In addition to the asset allocations noted above, an additional $71 million of assets have been recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes". This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

(c) In the fourth quarter of 2002, the Corporation acquired all of the outstanding shares of the Australian gold producer AurionGold Limited ("AurionGold"). Consideration paid for the AurionGold shares was 17.5 Placer Dome shares for every 100 AurionGold shares and a cash payment of A$0.35 per AurionGold share (reduced for subsequent cash dividend payments from AurionGold to A$0.28 and A$0.18 per AurionGold share). The purchase price for the acquisition totalled $785 million, comprised of 78 million Placer Dome shares, $63 million in cash and approximately $13 million in direct costs incurred by Placer Dome. In addition to this $13 million, AurionGold accrued in its pre acquisition results charges totalling $7 million for severance and office closure costs bringing the total direct costs to $20 million. The average value of Placer Dome shares was $9.09 per share based on the Placer Dome share price on the date the AurionGold shares were tendered.

The acquisition increases Placer Dome's ownership in the Granny Smith and Porgera gold mines from 60% and 50% to 100% and 75% respectively and includes the Kanowna Belle, Paddington and Kundana mills and related gold mines as well as the Henty gold mine in Australia and provides significant land positions within the prospective Kalgoorlie and Laverton regions of Western Australia. It has added significant ounces of gold to Placer Dome's annual production and resulted in synergies, through rationalization of corporate overhead and exploration programs, reductions in procurement costs, financing costs and income taxes and other operational costs.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. During the fourth quarter of 2003, Placer Dome finalized the purchase price equation. The following reflects the final purchase price allocation for the acquisition of 100% of AurionGold (in millions, except per share data):

| | |
|---|---|
| Common shares of Placer Dome issued to AurionGold shareholders | 78 |
| Value of Placer Dome common stock per share | $ 9.09 |
| Fair value of Placer Dome common stock issued | 709 |
| Plus—cash consideration | 63 |
| Plus—direct acquisition costs incurred by Placer Dome | 13 |
| Total purchase price | 785 |
| Plus—fair value of liabilities assumed by Placer Dome | |
| Current liabilities | 45 |
| Long-term debt | 136 |
| Derivative instrument liabilities | 225 |
| Other non-current liabilities | 50 |
| Less—fair value of assets acquired by Placer Dome | |
| Cash | 29 |
| Other current assets | 61 |
| Mineral properties and mine development | 201 |
| Mine plant and equipment | 138 |
| Purchased undeveloped mineral interests | 258 |
| Deferred tax asset | 85 |
| Other long-term assets | 39 |
| Residual purchase price allocated to goodwill | 430 |

As part of the purchase of AurionGold, Placer Dome acquired identifiable intangible assets, other than goodwill, of $258 million, primarily for undeveloped mineral interests. These intangible assets, net of residual value, are being amortized on a straight-line basis over the period that the Corporation expects to convert, develop or further explore the underlying properties.

In addition to the asset allocations noted above, an additional $87 million of assets have been recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes". This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

With the finalization of the purchase price allocation there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome's December 31, 2002 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation to mineral properties and mine development has decreased by $280 million, while the allocation of value for undeveloped mineral interests, deferred taxes and other long term assets has increased $14 million, $20 million and $27 million, respectively. The residual goodwill amount has also increased by $230 million to $430 million. Net earnings for 2002 were not re-stated as the effect on the post-acquisition period in that year was not material. The key factors that give rise to the changes are increased mine operating and capital costs together with an increase in understanding of the acquired resources base resulting in lower confidence of conversion of 2002 reported mineral resources to mineral reserves for Kalgoorlie West.

(d) Effective July 1, 2002, Placer Dome (CLA) Limited ("PDCLA"), a wholly owned subsidiary of Placer Dome, and Kinross Gold Corporation ("Kinross") formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, and the Kinross operations consisting of the Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. PDCLA owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest. The allocation of the net book value of the proportionate share of the assets contributed to the joint venture by PDCLA ($24 million) to the proportionate share of the assets acquired, has been to the operating and exploration assets contributed by Kinross ($33 million) with an offsetting provision for reclamation liabilities ($9 million). The Porcupine Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated by Placer Dome in these financial statements.

## 4. Business Segments

Substantially all of Placer Dome's operations are within the mining sector. Due to geographic and political diversity, Placer Dome's mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Regional corporate offices provide support infrastructure to the mines in addressing local and regional issues including financial, human resource and exploration support. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa, Tanzania and Chile.

December 31, 2003, 2002 and 2001 (all amounts are in millions of U.S. dollars, except where otherwise indicated, U.S. GAAP)

## 4. Business Segments, Continued

### (a) Product segments

| Sales by metal<br>Years ended December 31 | 2003 | 2002 | 2001 |
|---|---|---|---|
| Gold | $ 1,440 | $ 916 | $ 927 |
| Copper | 318 | 289 | 291 |
| Other | 5 | 4 | 5 |
| | $ 1,763 | $ 1,209 | $ 1,223 |

### (b) Segment operating earnings (loss)

| Years ended December 31 | Sales[i] | | | Depreciation and Depletion | | | Mine Operating Earnings[ii] | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2003 | 2002 | 2001 | 2003 | 2002 | 2001 |
| **Canada** | | | | | | | | | |
| Campbell | $ 69 | $ 60 | $ 54 | $ 10 | $ 12 | $ 13 | $ 21 | $ 12 | $ (3) |
| Dome[iii] | — | 38 | 88 | — | 10 | 18 | — | (3) | 1 |
| Porcupine[iii] | 56 | 27 | n/a | 12 | 5 | n/a | 22 | 2 | n/a |
| Musselwhite | 87 | 44 | 45 | 12 | 10 | 12 | 4 | 1 | 1 |
| | 212 | 169 | 187 | 34 | 37 | 43 | 47 | 12 | (1) |
| **United States** | | | | | | | | | |
| Bald Mountain | 35 | 54 | 29 | 4 | 7 | 7 | 8 | 19 | (10) |
| Cortez | 228 | 197 | 191 | 23 | 25 | 27 | 114 | 86 | 78 |
| Golden Sunlight | 90 | 34 | 55 | 2 | 3 | 15 | 52 | — | 5 |
| Turquoise Ridge[iv] | 28 | 11 | — | — | — | — | 8 | 2 | — |
| | 381 | 296 | 275 | 29 | 35 | 49 | 182 | 107 | 73 |
| **Australia** | | | | | | | | | |
| Granny Smith[vi] | 104 | 99 | 64 | 19 | 11 | 2 | 11 | 46 | 20 |
| Henty[v] | 35 | 3 | n/a | 10 | 1 | n/a | 3 | (1) | n/a |
| Kalgoorlie West[v] | 143 | 18 | n/a | 36 | 7 | n/a | (4) | (2) | n/a |
| Kanowna Belle[v] | 101 | 17 | n/a | 19 | 7 | n/a | 21 | 1 | n/a |
| Kidston[vii] | — | — | 42 | — | — | 7 | — | — | 6 |
| Osborne | 68 | 68 | 70 | 10 | 12 | 13 | 4 | 10 | 12 |
| | 451 | 205 | 176 | 94 | 38 | 22 | 35 | 54 | 38 |
| **Papua New Guinea** | | | | | | | | | |
| Misima | 47 | 48 | 49 | 3 | 1 | 3 | 4 | 14 | 8 |
| Porgera[vi] | 239 | 118 | 102 | 28 | 18 | 15 | 42 | 10 | 8 |
| | 286 | 166 | 151 | 31 | 19 | 18 | 46 | 24 | 16 |
| **South Africa** | | | | | | | | | |
| South Deep | 80 | 60 | 46 | 9 | 8 | 7 | 4 | 13 | 7 |
| **Tanzania** | | | | | | | | | |
| North Mara[viii] | 37 | n/a | n/a | 9 | n/a | n/a | 7 | n/a | n/a |
| **Chile** | | | | | | | | | |
| Zaldívar | 267 | 230 | 224 | 47 | 44 | 41 | 56 | 42 | 50 |
| **Metal hedging** | 49 | 83 | 163 | — | — | — | 49 | 83 | 163 |
| **Amortization of tax gross up**[ix] | — | — | — | 9 | 3 | 1 | (9) | (3) | (1) |
| **Stock-based compensation** | — | — | — | — | — | — | (5) | (4) | (5) |
| **Other** | — | — | 1 | 5 | 3 | 1 | (6) | (4) | (4) |
| | $1,763 | $1,209 | $1,223 | $267 | $187 | $182 | $406 | $324 | $336 |

(i) Of the metal sales from mines located in Canada for the years 2003, 2002 and 2001, $62 million, $136 million and $158 million, respectively, were domestic sales, and $150 million, $33 million and $29 million, respectively, were export sales to international bullion banks. All other sales were primarily to international bullion banks.

(ii) Included in equity in earnings (loss) of associates is $10 million (2002—$1 million; 2001—nil) for mine operating earnings related to the La Coipa mine.

(iii) Results include 100% of the Dome mine's operating results up to June 30, 2002 and 51% of Porcupine Joint Venture operating results from July 1, 2002 on. (see note 3(d)).

(iv) Results from Turquoise Ridge relate to third party ore sales. Results include 100% of Turquoise Ridge's operations up to December 23, 2003 and 75% thereafter (see note 3(a)).

(v) Results include 100% of the mine operations of AurionGold from November 1, 2002 (see note 3(c)).

(vi) Results include 60% of Granny Smith's and 50% of Porgera's operations up to October 31, 2002 and 100% and 75%, respectively, thereafter (see note 3(c)).

(vii) The Kidston mine was closed in July 2001 due to the depletion of ore.

(viii) Results include 100% of the operations of the North Mara mine in Tanzania from July 23, 2003 (see note 3(b))

(ix) Pursuant to SFAS 109—*Accounting for Income Taxes*, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, the Corporation grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets and liabilities for the tax effect of such differences.

## 5. Write-downs of Mining Interests

Annually, or more frequently as circumstances require, the Corporation performs property evaluations to assess the recoverability of its mining properties and investments. Mine asset impairment analyses were performed using a long-term gold price of $350 per ounce in 2003, $300 per ounce in 2002 and $275 per ounce in 2001. In 2003 and 2002, the Corporation determined that no write-downs of the carrying values of assets were required.

In 2001, Placer Dome recorded write-downs and provisions totalling $301 million (with nil tax effect), including $292 million for the Getchell mine and $8 million for the Bald Mountain mine. In the third quarter of 2001, Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $268 million primarily for property, plant and equipment and accruals of $24 million for reclamation and closure obligations.

## 6. Non-hedge Derivative Gains (Losses)

Details of non-hedge derivative gains (losses) are as follows:

| Years ended December 31 | 2003 | 2002 | 2001 |
|---|---|---|---|
| Realized non-hedge derivative gains (losses) | | | |
| Currencies | $ 7 | $ (8) | $ (18) |
| Metals | (5) | — | — |
| Unrealized non-hedge derivative gains (losses)[i] | | | |
| Currencies | 32 | 24 | (15) |
| Metals | 12 | (13) | 4 |
| | $ 46 | $ 3 | $ (29) |

(i) See note 17 for additional disclosure related to Placer Dome's derivative program.

December 31, 2003, 2002 and 2001 (all amounts are in millions of U.S. dollars, except where otherwise indicated, U.S. GAAP)

## 7. Investment and Other Business Income (Loss)

Investment and other income (loss) comprises the following:

| Years ended December 31 | 2003 | 2002 | 2001 |
|---|---|---|---|
| Interest income | $ 6 | $ 10 | $ 16 |
| Dividend income[ii] | — | 5 | — |
| Interest income on sale of water rights[i] | 6 | 6 | 6 |
| Foreign exchange losses | (24) | (2) | (4) |
| Cumulative translation adjustment recognized on the closure of Kidston | — | — | 21 |
| Gains on sales of investments and assets | — | 9 | 2 |
| Loss on redemption of preferred securities | (5) | — | — |
| Other[iii] | 14 | 11 | 1 |
| | $ (3) | $ 39 | $ 42 |

(i) In December 2000, Compañia Minera Zaldívar completed the sale of some of its water rights for a sum of $135 million receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million ($49 million after tax) and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

(ii) Represents dividends received from AurionGold prior to obtaining control on October 22, 2002 (see note 3(c)).

(iii) The $14 million of other income in 2003 included insurance recoveries, the receipt of an award from a lawsuit relating to Granny Smith and the early receipt of the remaining funds relating to the prior sale of the Mulatos property.

## 8. Income and Resource Taxes

(a) Details of income and resource tax expense (reduction) related to operations are as follows:

| Years ended December 31 | 2003 | 2002 | 2001 |
|---|---|---|---|
| Income taxes | | | |
| Current | | | |
| Canada | $ 48 | $ 8 | $ 2 |
| Foreign | 32 | 17 | 13 |
| Deferred | | | |
| Canada[i] | (57) | (29) | (32) |
| Foreign | (67) | 36 | (16) |
| | (44) | 32 | (33) |
| Mining taxes—Canada | | | |
| Current | 2 | 1 | 1 |
| Deferred | (2) | 1 | (4) |
| | — | 2 | (3) |
| | $ (44) | $ 34 | $ (36) |

(i) 2001 includes a provision of $14 million for taxes payable upon repatriation of funds to Canada.

(b) The provision for income taxes is based on pre-tax earnings (loss) before minority interests, equity in earnings of associates and cumulative effect of change in accounting policy as follows:

| Years ended December 31 | 2003 | 2002 | 2001 |
|---|---|---|---|
| Canada | $ (120) | $ (53) | $ (193) |
| Foreign | 313 | 206 | 30 |
| | $ 193 | $ 153 | $ (163) |

(c) The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

| Years ended December 31 | 2003 | 2002 | 2001 |
|---|---|---|---|
| Combined basic statutory tax rate[i] | 37.6% | 39.6% | (44.5%) |
| Non-taxable portion of investment (gains) losses | — | (0.9) | (0.6) |
| Expenses not deductible for income tax purposes[ii] | 4.8 | 6.5 | 2.6 |
| Mining and other resource taxes | 2.1 | 1.0 | (0.7) |
| Resource allowance | (2.8) | (2.9) | (0.2) |
| Depletion | (8.7) | (8.4) | (7.9) |
| Foreign earnings subject to different tax rates[iii] | (7.1) | (26.5) | (22.7) |
| Change in valuation allowance (note 8(e)) | (77.3) | (81.8) | 30.8 |
| Canadian tax provided on unrepatriated earnings | — | — | 8.8 |
| Foreign exchange | 25.0 | 10.9 | 10.6 |
| Capital losses expired on Australian reorganization | — | 78.6 | — |
| Other | 3.6 | 6.1 | 1.7 |
| Effective tax rate | (22.8%) | 22.2% | (22.1%) |

(i) Canadian federal income tax rate and weighted average of Canadian provincial income tax rates, including surtaxes.

(ii) Comprising primarily non-deductible depreciation, amortization and depletion and non-deductible exploration expenditures.

(iii) After taking into account applicable withholding taxes.

(d) Deferred income and resource taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The sources of temporary differences in operations and the related deferred income tax amounts are as follows:

| Years ended December 31 | 2003 | 2002 | 2001 |
|---|---|---|---|
| Depreciation and amortization | $ (31) | $ (23) | $ (13) |
| Exploration and development | (45) | (8) | (17) |
| Canadian tax provided on unrepatriated earnings | — | — | 14 |
| Tax losses | (70) | (7) | (29) |
| Foreign exchange | 9 | 21 | (25) |
| Accrued withholding tax | 2 | 4 | 5 |
| Other | 9 | 21 | 13 |
| | $ (126) | $ 8 | $ (52) |

(e) Components of deferred income and resource tax assets and liabilities comprise:

| December 31 | 2003 | 2002 |
|---|---|---|
| Deferred income and resource tax assets | | |
| Tax losses and credits | $ 379 | $ 280 |
| Other | 538 | 479 |
| Valuation allowance | (40) | (190) |
| | 877 | 569 |
| Deferred income and resource tax liabilities | | |
| Capital assets | 396 | 382 |
| Other | 436 | 225 |
| | 832 | 607 |
| Net deferred tax asset/(liability) | $ 45 | $ (38) |

December 31, 2003, 2002 and 2001 (all amounts are in millions of U.S. dollars, except where otherwise indicated, U.S. GAAP)

## 8. Income and Resource Taxes, Continued

Net deferred tax asset/(liability) consists of:

| December 31 | 2003 | 2002 |
|---|---|---|
| Current deferred tax assets | $ 12 | $ 3 |
| Long-term deferred income and resource tax assets | 186 | 45 |
| Current deferred tax liabilities | (1) | (2) |
| Long-term deferred income and resource tax liabilities | (152) | (84) |
| | $ 45 | $ (38) |

At December 31, 2002, Placer Dome had a deferred tax asset of $165 million for tax benefits relating to its U.S. operations. At that time, a full valuation allowance had been set up against the asset. During the second and fourth quarters of 2003, Placer Dome recognized a $111 million non-cash tax asset with respect to previously unrecorded tax benefits related to its U.S. operations, an amount that is estimated more likely than not to be realized beyond 2003. The recognition reflects a more positive outlook for Placer Dome's U.S. operations including an improved gold price environment. Pursuant to this, a non-cash credit of $111 million to income and resource tax recovery (provision) was recorded in the statement of earnings (loss) during the second and fourth quarters of 2003. In accordance with the provisions of Statement of Accounting Standards No. 109 *"Accounting for Income Taxes"*, Placer Dome did not record tax expense on earnings from its U.S. operations for the remainder of 2003, other than Alternative Minimum Taxes payable with respect to the period.

(f) Loss and tax credit carry forwards are as follows as at December 31, 2003.

| Country | Category | 2003 | Expiry |
|---|---|---|---|
| Australia[i] | Operating losses | $ 404 | n/a |
| Canada | Non-capital losses | 162 | 2004-2010 |
| | Net capital losses[ii] | 52 | n/a |
| Chile | Operating losses | 455 | n/a |
| South Africa | Non-capital losses | 83 | n/a |
| Tanzania | Non-capital losses | 20 | n/a |
| United States | Operating—regular tax[iii] | 4 | 2015 |
| | Operating—alternative minimum tax | 28 | 2020 |
| | Alternative minimum tax credits | 1 | n/a |
| Other | Operating losses | 3 | 2004-2013 |

(i) A valuation allowance has been provided on Australian operating losses of $16 million.

(ii) A valuation allowance has been provided on Canadian net capital losses of $52 million.

(iii) In 2003, U.S. net operating losses of $64 million (2002—$34 million) for regular income tax purpose were utilized.

(g) Internal financing arrangements are utilized that require the payment of interest. Depending on the jurisdictions involved, withholding taxes may have to be paid. During 2003, withholding taxes of $8 million related to inter-company loans were incurred (2002—$4 million).

(h) Net income and resource tax payments were $91 million and $17 million in 2003 and 2002 respectively.

(i) See note 18(g) for a discussion of the impact of the reassessment of Ontario Mining Taxes.

## 9. Inventories

Inventories comprise the following:

| December 31 | 2003 | 2002 |
|---|---|---|
| Metal in circuit | $ 98 | $ 87 |
| Ore stockpiles | 83 | 69 |
| Materials and supplies | 81 | 63 |
| Product inventories | 46 | 38 |
| | 308 | 257 |
| Long-term portion of ore stockpiles | (64) | (55) |
| Inventories | $ 244 | $ 202 |

## 10. Investments

Investments, other than those included in current assets, are comprised of the equity accounted for investment in Compañia Minera Mantos de Oro (2003—$36 million, 2002—$45 million), and $15 million (2002—$8 million) of investments which, in accordance with FAS115—*Accounting for Certain Investments in Debt and Equity Securities*, have been valued at market with an offsetting gain or loss going to other comprehensive income (see note 20(c)).

## 11. Other Assets

Other assets comprise the following:

| December 31 | 2003 | 2002 |
|---|---|---|
| Ore stockpiles[i] | $ 83 | $ 69 |
| Sale agreement receivable[ii] | 69 | 72 |
| Debt issue costs and discounts | 17 | 9 |
| Pension asset (note 19) | 13 | 11 |
| Other | 14 | 16 |
| | 196 | 177 |
| Current portion of other assets | (28) | (23) |
| | $ 168 | $ 154 |

(i) Includes $19 million (2002—$14 million) of stockpiled ore which is expected to be processed in the following twelve months.

(ii) Balance relates to sale of the CMZ water rights (see note 7).

## 12. Property, Plant and Equipment

(a) Details of Placer Dome's property, plant and equipment are as follows:

| | December 31, 2003 | | | December 31, 2002 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated depreciation | Net | Cost | Accumulated depreciation | Net |
| Mineral properties and deferred development | $1,610 | $ (720) | $ 890 | $1,412 | $ (602) | $ 810 |
| Mine plant and equipment | 2,367 | (1,423) | 944 | 2,253 | (1,291) | 962 |
| Construction in progress[i] | 194 | — | 194 | 118 | — | 118 |
| | $4,171 | $(2,143) | $2,028 | $3,783 | $(1,893) | $1,890 |

(i) The significant components of the balance are $152 million (2002—$95 million) for the development of the South Deep Shaft at the South Deep mine and Turquoise Ridge development of $16 million (2002—$5 million).

December 31, 2003, 2002 and 2001 (all amounts are in millions of U.S. dollars, except where otherwise indicated, U.S. GAAP)

(b) Property plant and equipment (net) and additions thereto by country are as follows:

| | Property, Plant & Equipment | | Additions to Property, Plant & Equipment | | |
|---|---|---|---|---|---|
| | December 31 | | Years ended December 31 | | |
| | 2003 | 2002 | 2003 | 2002 | 2001 |
| Chile | $ 538 | $ 561 | $ 23 | $ 10 | $ 43 |
| South Africa | 528 | 472 | 63 | 42 | 51 |
| Australia (note 3(c)) | 355 | 395 | 54 | 29 | 41 |
| Canada (note 3(d)) | 186 | 195 | 30 | 18 | 20 |
| Tanzania (note 3(b)) | 188 | — | 1 | — | — |
| Papua New Guinea (note 3(c)) | 122 | 147 | 7 | 5 | 4 |
| United States (note 3(a)) | 111 | 120 | 35 | 23 | 33 |
| | $ 2,028 | $ 1,890 | $ 213 | $ 127 | $ 192 |

(c) Deferred stripping and purchased undeveloped mineral interests by country are as follows:

| | December 31, 2003 | | December 31, 2002 | |
|---|---|---|---|---|
| | Deferred Stripping | Undeveloped mineral interests[i] | Deferred Stripping | Undeveloped mineral interests[i] |
| Chile | $ 16 | $ — | $ 21 | $ — |
| Australia (note 3(c)) | 6 | 287 | 12 | 307 |
| Canada (note 3(d)) | — | 16 | — | 16 |
| Tanzania (notes 3(b) and 14) | 2 | 116 | — | — |
| Papua New Guinea | 84 | 10 | 90 | — |
| United States | (1) | — | (4) | — |
| | $ 107 | $ 429 | $ 119 | $ 323 |

(i) Includes $83 million (2002—$49 million) recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes". This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

## 13. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise of the following:

| December 31 | 2003 | 2002 |
|---|---|---|
| Trade payables | $ 123 | $ 94 |
| Accrued employee salaries and benefits | 49 | 32 |
| Current reclamation and post closure obligations (notes 18(a) and (b)) | 17 | 18 |
| Interest payable | 15 | 8 |
| Deferred commodity derivatives | 12 | 11 |
| Other | 27 | 30 |
| | $ 243 | $ 193 |

## 14. Long-term Debt and Capital Leases

(a) Consolidated long-term debt and capital leases comprise the following:

| December 31 | 2003 | 2002 |
|---|---|---|
| Placer Dome Inc. | | |
| Bonds, unsecured | | |
| May 15, 2003 at 7.125% per annum[i] | $ — | $ 200 |
| June 15, 2007 at 7.125% per annum | 100 | 100 |
| June 15, 2015 at 7.75% per annum | 100 | 100 |
| March 3, 2033 at 6.375% per annum[ii] | 200 | — |
| October 15, 2035 at 6.45% per annum[iii] | 300 | — |
| Preferred securities, unsecured[iv] | | |
| Series A, December 31, 2045 at 8.625% per annum[i] | — | 185 |
| Series B, December 31, 2045 at 8.5% per annum | 77 | 77 |
| Medium-term notes, unsecured[v] | 140 | 140 |
| Senior convertible debentures, unsecured, October 15, 2023 at 2.75%[iii] | 230 | — |
| AurionGold Limited, unsecured[i] | — | 137 |
| East African Gold, non-recourse (note 3(b))[vi] | 36 | — |
| Capital leases[vii] | 6 | 8 |
| | 1,189 | 947 |
| Current portion | (10) | (340) |
| | $ 1,179 | $ 607 |

(i) On January 31, 2003, Placer Dome repaid, from cash, the AurionGold Limited, unsecured debt, bearing LIBOR based interest rates, assumed in the purchase of AurionGold.

On April 24, 2003, Placer Dome redeemed, for cash, all of the Corporation's outstanding $185 million 8.625% Series A Preferred Securities. A loss of $5 million was recorded on redemption.

On May 15, 2003, Placer Dome, as scheduled, repaid, with cash, $200 million of 7.125% unsecured bonds.

(ii) On March 3, 2003, Placer Dome completed a private placement of $200 million 30 year debentures. The debentures carry an interest rate of 6.375%. The Corporation has prepared and filed registration documentation that permits the debentures to be resold to the public.

(iii) On October 10, 2003, Placer Dome completed two private debenture offerings totalling $530 million in aggregate principal amount. Of the aggregate principal amounts, $300 million was raised as unsecured 32-year senior debentures with interest payable at a rate of 6.45% per year. An additional $230 million was raised as unsecured 20-year senior convertible debentures with interest payable at 2.75% per year. Upon occurrence of certain prescribed conditions, holders of the convertible debentures will have the right to convert each $1,000 principal amount into 47.7897 common shares of Placer Dome, representing a conversion price of $20.925 per common share. As at December 31, 2003, none of these prescribed conditions had occurred.

The holders of the debentures and, in the case of the convertible debentures, the underlying shares are entitled to the benefits of registration rights granted pursuant to registration rights agreements dated October 10, 2003 (the "Registration Rights Agreements"). The Registration Rights Agreements require, among other things, that the Corporation prepare and file registration documentation that will permit the debentures and, in the case of the convertible debentures, the underlying shares to be resold to the public. The registration documentation for both debentures must be filed within 180 days of the private placement and be effective within 210 days of the private placement. If either date is missed, or if the Corporation fails to comply with certain other continuing obligations thereafter, there is an interest penalty payable until the Corporation complies with its obligations. The interest penalty payable in connection with the non-convertible debentures is 0.25%, and in connection with the convertible debentures is 0.25% for the first 90 days following a registration default and 0.50% thereafter.

## 14. Long-term Debt and Capital Leases, Continued

(iv) Series B Preferred Securities are redeemable by the Corporation, in whole or in part, on or after December 17, 2001 and December 17, 2006, respectively, at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the "Maturity Amount"). The Corporation may, at its option, pay the Maturity Amount by delivering common shares, in which event the holder of the securities shall be entitled to receive a cash payment equal to the Maturity Amount from proceeds of the sale of the common shares on behalf of the holder. Holders of the securities will not be entitled to receive any common shares in satisfaction of the obligation to pay the Maturity Amount.

(v) The interest rates range from 6.6% to 8.1% and the notes mature between 2005 and 2026.

(vi) This loan relates to project financing for the North Mara mine and is non-recourse to Placer Dome. It bears interest at LIBOR plus 2.75% and is repayable over five years. As part of the loan agreement, East African Gold provided security including its North Mara mine. As a condition precedent to the loan, East African Gold entered into forward sales contracts at a flat forward price of $309 for a total of 900,000 ounces to be delivered between November 2002 and August 2011. At December 31, 2003, 775,000 ounces remain to be delivered into these contracts through August 2011.

(vii) The Corporation is obligated under capital leases for mobile mining equipment for remaining terms ranging from one to four years. All capital lease agreements provide that the Corporation can purchase the leased equipment at fair value at the end of the lease term. At December 31, 2003 and 2002, $4 million and $5 million respectively, of leased property was included in plant and equipment, net of $11 million and $9 million, respectively, of accumulated depreciation and depletion.

Anticipated requirements to meet long-term debt and capital lease repayments over the next five years from December 31, 2003 are as follows:

| | Long-term debt | Capital Leases | Total |
|---|---|---|---|
| 2004 | $ 7 | $ 3 | $ 10 |
| 2005 | 52 | 1 | 53 |
| 2006 | 43 | 1 | 44 |
| 2007 | 109 | 2 | 111 |
| 2008 | 1 | — | 1 |
| Thereafter | 971 | — | 971 |
| Long-term debt and capital lease obligations | 1,183 | 7 | 1,190 |
| Less amount representing interest | — | (1) | (1) |
| | $ 1,183 | $ 6 | $ 1,189 |

(b) Interest and financing expense comprise of:

| Years ended December 31 | 2003 | 2002 | 2001 |
|---|---|---|---|
| Interest charges—long-term debt | $ 62 | $ 64 | $ 67 |
| Capitalized interest | (7) | (6) | (6) |
| Interest expense—long-term debt | 55 | 58 | 61 |
| Short-term interest and financing expense | 10 | 8 | 9 |
| Interest and financing expense | $ 65 | $ 66 | $ 70 |
| Interest payments—long-term debt | $ 54 | $ 64 | $ 68 |
| Weighted average interest rate | 7.1% | 7.6% | 7.6% |

(c) At December 31, 2003, Placer Dome had unused bank lines of credit of $781 million comprised of A$40 million, CAD$18 million and credit facilities of $686 million with an international consortium of banks of which $400 million is fully committed until 2005 and $285 million is extendable on an annual basis. The funds are available for general corporate purposes. The majority of these facilities are long-term at interest rates determined with reference to LIBOR which at December 31, 2003 was 1.1588% (three-month term).

(d) Certain of Placer Dome's debt facilities contain various common public debt covenants and default provisions including payment defaults, limitation on liens, limitation on sale and leaseback transactions and merger restrictions. In addition, Placer Dome's debt instruments, and metal and foreign currency contracts and options (note 17) require it to maintain a Consolidated Tangible Net Worth (the aggregate amount of assets after deducting therefrom all current liabilities, goodwill and other like intangibles) of $1 billion calculated under Canadian GAAP. These debt instruments include the Corporation's unsecured Bonds, Preferred Securities, Medium-Term Notes, Senior Convertible Debentures, and bank lines of credit.

At December 31, 2003, Placer Dome was in compliance with all debt covenants and default provisions.

## 15. Deferred Credits and Other Liabilities

Deferred credits and other liabilities comprise the following:

| December 31 | 2003 | 2002 |
|---|---|---|
| Pension liability (note 19) | $ 56 | $ 44 |
| Minority interest in subsidiaries | 1 | 5 |
| Other obligations and provisions | 21 | 18 |
| | $ 78 | $ 67 |

## 16. Share Capital

(a) Common shares issued and outstanding:

| | Shares (000s) | Amount |
|---|---|---|
| Balance, December 31, 2000 | 327,618 | $ 1,248 |
| Exercise of share options | 991 | 11 |
| Balance, December 31, 2001 | 328,609 | 1,259 |
| Issued for acquisition of AurionGold (note 3(c)) | 77,934 | 710 |
| Exercise of share options | 2,199 | 23 |
| Balance, December 31, 2002 | 408,742 | 1,992 |
| Exercise of share options | 2,788 | 31 |
| Balance, December 31, 2003 | 411,530 | $ 2,023 |

(b) Share options

At December 31, 2003, the Corporation had three stock-based incentive plans. The following table describes these plans:

| | Reserved | Options outstanding | Options exercisable |
|---|---|---|---|
| | Shares (000s) | Shares (000s) | Shares (000's) |
| 1996 LTIP[i] | 2,342 | 81 | 81 |
| 1987 Stock Option Plan[ii] | 32,000 | 14,509 | 8,697 |
| 1993 Directors Plan[iii] | 750 | 530 | 475 |
| | 35,092 | 15,120 | 9,253 |

(i) Under the 1996 LTIP, options were granted to employees of Getchell Gold Corporation ("Getchell") at an exercise price equal to the market price of Getchell shares on the date of the grant. Placer Dome assumed the obligations under the plan upon the merger with Getchell on May 27, 1999 and reserved for issuance a number of shares equal to the number of options then outstanding under the plan. All options granted under this plan are vested and expire no later than 10 years from the grant date. No future grants will be made under this plan.

(ii) Under the 1987 Stock Option Plan and the 1993 Directors Plan, options to purchase common shares of Placer Dome may be granted to employees and directors of Placer Dome and its subsidiaries for terms up to 10 years, at an exercise price equal to the closing board lot sale price per share of Placer Dome shares traded on either the Toronto Stock Exchange or the New York Stock Exchange (as determined by the Human Resources and Compensation Committee) on the day immediately preceding the date of grant. The vesting periods range from one to three years. At the 2003 annual meeting, the shareholders of Placer Dome voted to increase the aggregate number of shares for which options may be granted under the 1987 Stock Option Plan from 25,000,000 to 32,000,000. The aggregate number of shares for which options may be granted under the 1993 Directors Plan shall not exceed 750,000. On December 4, 2003, the Board of Directors of the Corporation suspended option grants under the 1993 Directors Plan.

The following table contains information with respect to all option plans:

| | Options denominated in CAD$ | | Options denominated in U.S.$ | |
|---|---|---|---|---|
| | Shares (000s) | Price CAD$/share | Shares (000s) | Price U.S.$/share |
| Options outstanding, December 31, 2000 | 12,803 | 12.00 - 39.75 | 429 | 5.10 - 20.41 |
| Granted | 4,500 | 12.69 - 16.85[i] | — | — |
| Exercised | (939) | 12.00 - 17.55 | (50) | 7.83 - 10.31 |
| Forfeited or expired | (771) | 12.30 - 39.25 | (23) | 5.56 - 18.52 |
| Options outstanding, December 31, 2001 | 15,593 | 12.00 - 39.75 | 356 | 5.10 - 20.41 |
| Granted | — | — | 2,157 | 9.75 - 12.51 |
| Exercised | (2,044) | 12.00 - 19.60 | (155) | 5.56 - 12.55 |
| Forfeited or expired | (839) | 12.00 - 39.25 | (175) | 9.67 - 20.41 |
| Options outstanding, December 31, 2002 | 12,710 | 12.40 - 39.75 | 2,183 | 5.10 - 19.24 |
| Granted | — | — | 4,020 | 9.69 - 18.69 |
| Exercised | (2,634) | 12.40 - 17.55 | (154) | 8.01 - 12.55 |
| Forfeited or expired | (602) | 12.69 - 39.75 | (316) | 10.36 - 12.51 |
| Options outstanding, December 31, 2003 | 9,474 | 12.40 - 39.75 | 5,733 | 5.10 - 19.24 |

(i) The weighted average fair value of options granted in 2003, 2002 and 2001 was U.S.$3.25, U.S.$4.20 and CAD$5.86 per share, respectively.

The following table summarizes information about share options outstanding:

| December 31, 2003 | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Shares (000s) | Average life (years) | Weighted average price | Shares (000s) | Weighted average price |
| CAD$ options | | | | | |
| $12.40-$19.45[i] | 6,203 | 5.92 | 15.31 | 5,431 | 15.69 |
| $19.46-$25.00 | 268 | 3.84 | 23.37 | 268 | 23.37 |
| $25.01-$32.62 | 2,440 | 2.15 | 28.76 | 2,440 | 28.76 |
| $32.63-$39.75 | 563 | 2.17 | 39.02 | 563 | 39.02 |
| | 9,474 | 4.66 | 20.46 | 8,702 | 21.16 |
| U.S.$ options | | | | | |
| $5.10-$8.16 | 37 | 4.67 | 5.10 | 37 | 5.10 |
| $8.17-$12.24 | 3,914 | 9.13 | 10.38 | 89 | 11.52 |
| $12.25-$16.33 | 1,759 | 8.05 | 12.52 | 494 | 12.56 |
| $16.34-$19.24 | 23 | 4.35 | 18.99 | 18 | 19.07 |
| | 5,733 | 8.75 | 11.04 | 638 | 12.17 |

(i) Includes 678,793 Canadian dollar denominated stock options granted to non-Canadian employees for which variable accounting is applied. Of these 396,239 options are vested and 282,554 options are unvested and have an exercise price of CAD$12.69 per share.

(c) The Corporation follows the disclosure-only provisions of SFAS No. 123 for stock options granted to Canadian employees and directors. Prior to 2001 and during 2002 the Corporation followed the disclosure-only provisions of SFAS No. 123 for stock options granted to non-Canadian employees and directors. Had compensation costs for these grants been determined based on the fair value at the grant date for awards, consistent with the provisions of SFAS No. 123, the Corporation's earnings (loss) and earnings (loss) per share on a U.S. basis would have been adjusted to the pro forma amounts indicated below:

| Years ended December 31 | 2003 | 2002 | 2001 |
|---|---|---|---|
| Earnings (loss)—as reported | $ 229 | $ 116 | $ (133) |
| Earnings (loss)—pro forma | 218 | 106 | (147) |
| Earnings (loss) per share—as reported | 0.56 | 0.33 | (0.41) |
| Earnings (loss) per share—pro forma | 0.53 | 0.30 | (0.45) |

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

| December 31 | 2003 | 2002 | 2001 |
|---|---|---|---|
| Dividend yield | 1.0% | 1.7% | 1.11% |
| Expected volatility | 30% | 30% | 30% |
| Risk-free interest rate | 3.92% | 4.31% | 5.53% |
| Expected lives | 10 years | 10 years | 10 years |

(d) On February 26, 2004 the Placer Dome Board adopted a shareholders' rights plan (the "Rights Plan") to replace a plan, adopted in 2001, which expires at the close of the 2004 annual and special meeting of shareholders. At that meeting, shareholders will be asked to confirm the adoption of the Rights Plan.

To implement the Rights Plan, the Board has authorized the issuance of one right (a "Right") for each "Voting Share" outstanding at 5:30 p.m. (Toronto time) on May 5, 2004 (the "Record Time"). A Voting Share is any share in or interest of the Corporation (collectively the "Voting Shares") entitled to vote generally in the election of directors. The only Voting Shares currently outstanding are the common shares. One Right will be issued for each Voting Share issued after the Record Time and prior to the Separation Time (as defined below), subject to the earlier termination or expiration of the Rights as set out in in the Rights Plan. Each Right carries with it the right to purchase shares in Placer Dome, at a discounted price, under certain circumstances and in the event of particular hostile efforts to acquire control of Placer Dome. The Rights are currently not exercisable and Rights certificates will not be distributed until certain specified events cause the Rights to separate from the Voting Shares (the "Separation Time"). Pending separation, the Rights will be evidenced by and trade with the Voting Shares. The Rights will expire no later than the termination of Placer Dome's annual meeting in 2007. The Rights may be redeemed at a price of CAD$0.001 per right prior to a specified event but in certain cases, only following approval by a majority of the votes cast by independent shareholders at a special meeting of shareholders.

December 31, 2003, 2002 and 2001 (all amounts are in millions of U.S. dollars, except where otherwise indicated, U.S. GAAP)

## 16. Share Capital, Continued

If a person or group acting in concert acquires 20% or more of the common shares (or other class of Voting Shares) in a transaction that is not a "Permitted Bid" or a "Competing Permitted Bid", the Rights will become exercisable and entitle the holders thereof (other than the acquiring person or group) to purchase the Placer Dome common shares at a 50% discount from the Market Price (as defined). The Rights are not triggered by a "Permitted Bid", which is essentially a takeover bid made to all shareholders for any of their shares. The "Permitted Bid" must be made by way of a circular bid in compliance with securities laws and must comply with other conditions, including the condition that no shares be taken up for 60 days following the bid and then only if more than 50% of the then outstanding common shares held by independent shareholders have been tendered to the bid. A "Competing Permitted Bid" is a take-over bid made after a "Permitted Bid" has been made and prior to its expiry that satisfies all of the provisions of a "Permitted Bid", except that it must remain open for acceptance until a date that is not earlier than the later of 35 days after the "Competing Permitted Bid" is made and 60 days after the date of the earliest prior bid in existence when the "Competing Permitted Bid" is made. The entering into of a certain revocable lock-up agreement to tender common shares into a takeover bid will not trigger the Rights.

Under the present policies of the Toronto Stock Exchange and Canadian provincial securities authorities, the adoption of a rights plan is subject to shareholder confirmation.

## 17. Fair Value of Financial Instruments with Off Balance Sheet Risk

The following table presents the carrying amounts and estimated fair values of Placer Dome's financial instruments:

| December 31 | 2003 Carrying Value | 2003 Fair Value(i) | 2002 Carrying Value | 2002 Fair Value(i) |
|---|---|---|---|---|
| **Financial Assets** | | | | |
| Cash and cash equivalents | $ 582 | $ 582 | $ 537 | $ 537 |
| Short-term investments | 9 | 9 | 7 | 7 |
| Investments other than equity investments | 15 | 15 | 8 | 8 |
| Sale agreement receivable | 69 | 69 | 72 | 72 |
| Foreign currency contract and options | 45 | 45 | – | – |
| **Financial Liabilities** | | | | |
| Short-term and long-term debt and capital leases | 1,189 | 1,297 | 947 | 978 |
| Foreign currency contracts and options | – | – | 24 | 24 |
| Metal contracts and options | 220 | 730 | 186 | 100 |

(i) Year-end quoted market prices for specific or similar instruments were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate the fair value. For metal and currency contracts and options, the fair value is calculated using the spot and forward prices and volatilities as at December 31.

Placer Dome enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Financial instruments which subject Placer Dome to market risk and concentrations of credit risk consist primarily of cash and short-term investments, forward contracts and option contracts for currencies and metals. Placer Dome places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Corporation continually monitors the market risk of its activities.

At December 31, 2003, based on the spot prices of $417 per ounce for gold, $5.98 per ounce for silver and $1.053 per pound for copper and an Australian to U.S. dollar exchange rate of $1.3319, the mark-to-market values of Placer Dome's precious metal and copper sales programs were negative $705 million and negative $25 million, respectively. The precious metal mark-to-market value does not take into the account the $195 million liability in deferred commodity and currency sales contracts and derivatives as at December 31, 2003 representing the remaining provision booked on acquisition for the fair value of the AurionGold and East African Gold metal hedge books. For the currency program, the mark-to-market value of Placer Dome's currency forward and option contracts on December 31, 2003, was approximately $45 million (based on an Australian to U.S. dollar foreign exchange of $1.3319), all of which has been recognized through earnings or other comprehensive income.

At December 31, 2003, Placer Dome's consolidated metals sales program consists of:

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010+ | Total |
|---|---|---|---|---|---|---|---|---|
| **Gold** (000s ounces): | | | | | | | | |
| **Forward contracts sold**[i] | | | | | | | | |
| Fixed contracts | | | | | | | | |
| Amount | 510 | 947 | 1,139 | 1,060 | 786 | 269 | 457 | 5,168 |
| Average price ($/oz) | 342 | 347 | 347 | 376 | 387 | 395 | 404 | 366 |
| Fixed interest floating lease rate | | | | | | | | |
| Amount | 100 | 100 | 100 | 200 | 424 | 850 | 1,160 | 2,934 |
| Average price ($/oz) | 309 | 309 | 309 | 359 | 392 | 435 | 483 | 430 |
| A$ forward contracts | | | | | | | | |
| Amount | 15 | 130 | 63 | 44 | 15 | 30 | 60 | 357 |
| Average price ($/oz) | 432 | 401 | 420 | 456 | 442 | 448 | 453 | 427 |
| Total Forward contracts sold | 625 | 1,177 | 1,302 | 1,304 | 1,225 | 1,149 | 1,677 | 8,459 |
| A$ forward contracts purchased | (125) | (75) | — | — | — | — | — | (200) |
| Total Forward contracts | 500 | 1,102 | 1,302 | 1,304 | 1,225 | 1,149 | 1,677 | 8,259 |
| **Call options sold and cap agreements**[ii] | | | | | | | | |
| Amount | 506 | 276 | 249 | 115 | 200 | — | — | 1,346 |
| Average price ($/oz) | 337 | 362 | 356 | 363 | 394 | — | — | 356 |
| A$ contracts | | | | | | | | |
| Amount | 53 | 65 | — | — | — | — | — | 118 |
| Average price ($/oz) | 383 | 376 | — | — | — | — | — | 379 |
| Total Call options sold and cap agreements | 559 | 341 | 249 | 115 | 200 | — | — | 1,464 |
| Total Firm committed ounces[iii] | 1,059 | 1,443 | 1,551 | 1,419 | 1,425 | 1,149 | 1,677 | 9,723 |
| **Contingent call options sold**[iv] | | | | | | | | |
| Knock-in (up and in) | | | | | | | | |
| Amount | 68 | 135 | 63 | — | — | — | 70 | 336 |
| Average price ($/oz) | 390 | 388 | 382 | — | — | — | 413 | 392 |
| Average barrier level ($/oz) | 427 | 422 | 418 | — | — | — | 413 | 420 |
| Knock-out (down and out) | | | | | | | | |
| Amount | 20 | 39 | 45 | 70 | 60 | 128 | 37 | 399 |
| Average price ($/oz) | 398 | 399 | 419 | 428 | 442 | 420 | 456 | 425 |
| Average barrier level ($/oz) | 347 | 350 | 382 | 372 | 361 | 370 | 375 | 368 |
| Total Maximum committed ounces[v] | 1,147 | 1,617 | 1,659 | 1,489 | 1,485 | 1,277 | 1,784 | 10,458 |
| **Put options purchased**[vi] | | | | | | | | |
| Amount | 1,710 | 631 | 514 | 341 | 154 | 119 | 142 | 3,611 |
| Average price ($/oz) | 353 | 412 | 419 | 447 | 418 | 409 | 437 | 390 |
| **Put options sold**[vii] | | | | | | | | |
| Amount | 380 | 80 | 80 | — | — | — | — | 540 |
| Average price ($/oz) | 274 | 250 | 250 | — | — | — | — | 267 |

Contingent call options purchased not included in the above table total 0.2 million ounces at an average price of $407 per ounce.

## 17. Fair Value of Financial Instruments with Off Balance Sheet Risk, Continued

| | 2004 | 2005 |
|---|---|---|
| **Silver** (000s ounces): | | |
| Call options sold[ii] | | |
| Amount | 2,100 | 1,560 |
| Average price ($/oz) | 5.26 | 5.25 |
| Total committed amount | 2,100 | 1,560 |
| Put options purchased[vi] | | |
| Amount | 2,100 | 1,560 |
| Average price ($/oz) | 4.90 | 4.90 |
| **Copper** (millions of pounds): | | |
| Fixed forward contracts[i] | | |
| Amount | 95.9 | 6.6 |
| Average price ($/lb) | 0.893 | 0.979 |
| Call options sold[ii] | | |
| Amount | 89.3 | 43.0 |
| Average price ($/lb) | 0.958 | 0.995 |
| Total committed amount | | |
| Amount | 185.2 | 49.6 |
| Average price ($/lb) | 0.924 | 0.993 |
| Put options purchased[vi] | | |
| Amount | 72.8 | 43.0 |
| Average price ($/lb) | 0.875 | 0.898 |
| Put options sold[vii] | | |
| Amount | 9.9 | — |
| Average price ($/lb) | 0.753 | — |

(i) **Forward sales contracts**—Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a) Fixed forward contracts—a deliverable sales contract, denominated in U.S. dollars, where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b) Fixed interest floating lease rate contracts—a deliverable sales contract, denominated in U.S. dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c) Australian dollar forward contracts—a deliverable sales contract denominated in Australian dollars that has been converted to U.S. dollars at an exchange rate of 1.3319. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (vi).

(ii) **Call options sold and cap agreements**—Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to U.S. dollars at an exchange rate of 1.3319.

(iii) **Firm committed ounces**—Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(iv) **Contingent call options sold**—Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of 1.3319. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of December 31, 2003, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(v) **Maximum committed ounces**—Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vi) **Put options purchased**—Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(vii) **Put options sold**—Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At December 31, 2003, Placer Dome's consolidated foreign currency program consists of:

| | Maturity Period (to the year) | Quantity (millions of USD) | Average Price (AUD/USD) |
|---|---|---|---|
| **Australian dollars** | | | |
| Fixed forward contracts | 2007 | $138 | $1.8114 |
| Put options sold | 2007 | $ 60 | $1.6642 |
| Total committed dollars | | $198 | $1.7665 |
| Call options purchased | 2007 | $120 | $1.4602 |

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

December 31, 2003, 2002 and 2001 (all amounts are in millions of U.S. dollars, except where otherwise indicated, U.S. GAAP)

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

## 18. Commitments and Contingencies

(a) Although the ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated the undiscounted future value of its share of these costs to be $268 million as at December 31, 2003. The aggregate accrued obligation as at December 31, 2003, representing the fair value of Placer Dome's share of future reclamation costs, included with Reclamation and post closure obligations credits and other liabilities and Accounts payable and accrued liabilities (note 13), was $198 million (2002—$161 million). The full amount has been accrued through the adoption of SFAS 143 (see note 2(a)) and through charges to earnings of $12 million, $23 million, and $19 million in 2003, 2002, and 2001, respectively. For information concerning long-term reclamation provisioning and the impact of a change in accounting policy commencing January 1, 2003, see note 1 'Reclamation and Closure Costs' section and note 2(a).

Over the next three years, Placer Dome anticipates spending approximately $15 million on reclamation and closure at the closed Kidston, Equity Silver and Misima (scheduled for closure in May 2004) mines.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation obligations:

(i) Placer Dome has provided security in the form of a letter of credit for site rehabilitation and long-term acid drainage treatment at the closed Equity Silver mine pursuant to the terms of an amended reclamation permit issued by the British Columbia provincial government in 1996. At December 31, 2003, the security provided totalled CAD$23 million (U.S.$18 million). As provided for under the amended reclamation permit, the level of security is reviewed approximately every five years. In 2001, a review was completed by a committee comprising of government, community and Placer Dome members, and recommendations were provided to the provincial government for their consideration in amending the reclamation permit. The level of security was reduced to approximately CAD$23 million (U.S.$18 million), and the revised amount was posted in 2002. The next review is scheduled for the year 2005 may occur sooner because of the flooding encountered at the site in the spring of 2002.

(ii) The Golden Sunlight mine in Montana is required by the state government to provide security by way of a bond for reclamation obligations. The bond, presently at $55 million, has been guaranteed by the Corporation. The bonding requirement could be incrementally increased to $63 million over the next five years depending on the result of the contingency described in part (f) of this note. Placer Dome's assessment of the ultimate post-closure expenditures, based on reclamation work done to date, is that they will be substantially less than the $55 million bonding requirement.

(iii) The Cortez Joint Venture (100%), Turquoise Ridge (100%) and Bald Mountain mines in Nevada have provided securities totalling $65 million by way of bonds and letter of credit for reclamation obligations to the federal and state governments. The bonds have been guaranteed by the Corporation.

(iv) Placer Dome Asia Pacific has provided bank guarantees totalling A$55 million (U.S.$41 million), the majority of which were provided to Australian state governments for post closure reclamation costs.

(v) Placer Dome (CLA) Limited has provided letters of credit totalling C$27 million (U.S.$21 million) to the Ontario government for reclamation obligations relating to the Campbell, Porcupine (PDI share) and Musselwhite (PDI share) mines and the closed Detour mine.

(b) Although the ultimate amount of non-environmental post-closure obligations to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated its share of these costs to be $87 million as at December 31, 2003, and has accrued through charges to earnings of $5 million, $4 million, and $5 million in 2003, 2002, and 2001, respectively. The aggregate accrued obligation as at December 31, 2003, included with reclamation and post closure obligations credits and other liabilities and accounts payable and accrued liabilities (note 13), was $44 million (2002—$33 million).

December 31, 2003, 2002 and 2001 (all amounts are in millions of U.S. dollars, except where otherwise indicated, U.S. GAAP)

## 18. Commitments and Contingencies, Continued

(c) Since 1992, Placer Dome U.S. Inc. ("PDUS") and the Nevada joint venture it manages, Cortez Gold Mines ("Cortez") have been involved in litigation with ECM, Inc. ("ECM."). ECM claims that PDUS/Cortez acted improperly in 1991 when they kept confidential the results of a discovery hole drilled on PDUS/Cortez' holdings in Lander County, Nevada during negotiations for a lease of mining claims held by ECM in the vicinity of the discovery hole. ECM claims that by virtue of PDUS/Cortez's non-disclosure of the discovery hole, ECM was induced to lease its property to PDUS/Cortez in exchange for less favourable royalties than ECM contends it would have obtained had the disclosure been made.

After three summary judgments and a jury verdict in favour of PDUS/Cortez and appeals from each of those judgments, ECM has one remaining claim for relief. This claim is based on a real property covenant which ECM says obligated PDUS/Cortez to reveal all reports and data it had that might, even indirectly, affect the value of ECM's mining claims in the vicinity of the discovery hole, including data and reports based on data obtained from PDUS/Cortez lands in the area. In March 2003, the federal District Court in Reno granted PDUS/Cortez's motion for summary judgment on that remaining claim for relief. Thereafter, ECM appealed the summary judgment to the U.S. Court of Appeals for the Ninth Circuit, in San Francisco. Briefing of that appeal is now complete, and management expects a decision in the case by the end of 2004. Management believes, on balance, that it will be finally successful in defending the litigation against ECM and, accordingly, no loss accrual for this contingency has been made.

(d) In September 1996, the Cortez Joint Venture ("CJV") submitted an Amendment to the Pipeline Plan of Operations for the South Pipeline Project with the Battle Mountain, Nevada Field Office of the Bureau of Land Management ("BLM"). The Plan Amendment allows mining and processing of the South Pipeline deposit. A Record of Decision and Plan of Operations Approval allowing the mining and processing of the South Pipeline deposit (the "permit") was issued by the BLM in June of 2000. In July of 2000, a Notice of Appeal and Petition for Stay Pending Appeal was filed with the Interior Board of Land Appeals ("IBLA") by Great Basin Mine Watch, the Western Shoshone Defense Project and the Mineral Policy Center. On January 9, 2001, the IBLA denied the petition for stay. The CJV filed a supplemental brief on November 3, 2003, bringing recent authority to the IBLA's attention. On November 23, 2003, the IBLA issued its order dismissing the appeal.

(e) Much of the Corporation's mineral reserves and operations within the U.S. occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. The Solicitor of the U.S. Department of Interior ("Interior Department") issued a legal opinion on November 7, 1997, limiting the number of five-acre mill sites which could be located based upon a one-to-one ratio between the number of mill sites and the number of 20-acre associated mining claims. If Congress had not acted twice to limit the applicability of this opinion, many mines could have become technologically and economically infeasible. Most recently, in November of 1999, as part of the fiscal year 2000 Interior Appropriations legislation, Congress precluded the Interior Department, for fiscal years 2000 and 2001, from applying the mill site ratio limitation to those mining operations which had an approved or pending plan of operations as of the date of the 1997 Solicitor's opinion.

On October 3, 2001, the Interior Department instructed the BLM not to apply the previous administration's mill site limitation to any plans of operations that the BLM approved before November 29, 1999 or that were submitted to the BLM before November 7, 1997. At the same time, the Interior Department asked the Solicitor to review the mill site opinion. Following an extensive review of the Interior Department's long standing interpretation of the mining law and departmental practices, on October 7, 2003, the Solicitor of the Interior Department issued a new mill site opinion invalidating the November 7, 1997 legal opinion, and re-establishing the practices in place prior to the 1997 opinion. Consequently, management is of the view that there is no material, adverse effect to the existing U.S. mining interests owned by Placer Dome posed by the mill site limitations established in the 1997 Solicitor's opinion.

(f) The Golden Sunlight Mine is presently a co-defendant with the Montana Department of Environmental Quality ("DEQ") in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued by the DEQ on June 29, 1998. The lawsuit alleges that the permit approving the pit expansion violates certain Montana regulations and the Montana Constitution because it did not include certain reclamation requirements, primarily the partial backfilling of the open pit, the cost of which has been estimated at approximately $20 million. No additional closure accruals have been made for the partial backfill option. The plaintiff groups filed a Motion for Summary Judgment on the issues, and in February 2000, the court ruled that the Montana Metal Mine Reclamation Act required the DEQ to impose a partial pit backfilling requirement.

December 31, 2003, 2002 and 2001 (all amounts are in millions of U.S. dollars, except where otherwise indicated, U.S. GAAP)

In a Special Session of the Montana Legislature (the "Legislature") held in May 2000, the Legislature enacted an amendment to the statute in question which provides that backfilling open pits is not required unless necessary to meet air and water quality standards. Following that amendment, the DEQ affirmed its earlier Record of Decision. The plaintiffs then filed an amended complaint generally challenging the new affirmance and the constitutionality of the new enactment, followed by a motion for summary judgment seeking a declaration that the May 18, 2000 enactment violates the constitution by not requiring backfill, and that the Record of Decision based on the enactment should be set aside. On March 21, 2002, the District Court ruled that Section 82-4-336(9)(c) of the Montana Metal Mine Reclamation Act ("MMRA") violates the Montana Constitution as it eliminates an effective reclamation tool, and that the Record of Decision based thereon should be set aside. On June 27, 2002, the Court entered a judgement based on the March 21 ruling, requiring the DEQ to proceed to implement partial backfill as the reclamation option for amendment 010 to the Golden Sunlight operating plan in accordance with the procedures required by the MMRA and to make appropriate adjustments to the reclamation bond sufficient to ensure reclamation under the partial pit backfill alternative. In accordance with these procedures, Golden Sunlight has presented its concerns as to the unsuitability of backfill as the appropriate method of pit reclamation in a submission required pursuant to an October 23, 2002 Order from the DEQ. This submission also seeks an appropriate amendment to the Record of Decision. The plaintiff groups have asked the District Court to require the agency to require Golden Sunlight to post additional bond, during the pendency of proceedings examining the suitability of the partial backfill option, to assure execution of the partial backfill option if it is selected. Both the DEQ and Golden Sunlight have asked the District Court to confirm the DEQ decision that the bond will be adjusted as necessary only following a decision finally selecting the mine pit reclamation alternative. Meanwhile, an appeal of the underlying district court decision invalidating the most recent statute and the previous DEQ decision has been initiated in the Montana Supreme Court. Subsequent to the appeal, the Montana Legislature amended the MMRA to provide, in part, that "backfilling as a reclamation measure is neither required not prohibited in all cases ..." but must be determined by the DEQ on a site specific basis. The MMRA was also amended to prohibit an increase in a reclamation bond until the modification to an operating permit is complete. In May of 2003, the DEQ and Golden Sunlight respectively moved to dismiss the appeal on mootness ground, because of the legislature's amendment of the statute, which was the subject of the District Court's judgment. In an Order issued August 27, 2003, the Montana Supreme Court decided to hold the motion to dismiss in abeyance, together with the appeal, pending completion of an administrative environmental analysis and decision process commenced by the DEQ in response to the District Court judgment. To date, the DEQ has not modified the existing mine reclamation plan or the reclamation bond. Golden Sunlight believes that the final record will support a more environmentally sound pit reclamation alternative than partial backfill and accordingly no additional closure accrual has been made. Mining in accordance with the permit is expected to continue during these proceedings.

(g) In September 2002 Placer Dome Canada Limited ("PDC") lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, Ontario mining tax and related interest increased by approximately $1 million for the years in question. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited ("PDCLA"), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Ontario mining tax and related interest will increase by approximately $17 million for these two taxation years. PDC and PDCLA paid all taxes and related interest up to and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. In the third quarter of 2003, PDCLA was reassessed with respect to the same issue for 1999, Ontario mining tax and related interest will increase by approximately $21 million for this taxation year. The 1999 reassessment liability was paid in the fourth quarter of 2003. The Corporation has filed an appeal of the decision to the Ontario Court of Appeal and the case is to be heard on March 1, 2004. Should Placer Dome lose, the total tax and interest payable would be approximately $77 million of which $39 million has been paid as noted above.

(h) On October 10, 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the "Act") was promulgated into law by publication in the South African Government Gazette. The Minister of Minerals and Energy announced in February 2004 that the act would be enacted during May of 2004.

The Act provides for state custodianship of mineral resources and the government becomes the grantor of prospecting, mining, exploration as well as production rights. Holders of old-order mining rights will have five years to lodge their rights for conversion into new mining rights in terms of the Act. The conversion requirements are set out in the Act. Old order mining rights will continue in force during the conversion period.

December 31, 2003, 2002 and 2001 (all amounts are in millions of U.S. dollars, except where otherwise indicated, U.S. GAAP)

## 18. Commitments and Contingencies, Continued

The Act also calls for the development of a broad-based socio-economic empowerment Charter (the "Charter") which sets out the framework, targets and time-table for increasing the participation of historically disadvantaged South Africans ("HDSAs") in the mining industry, and enhancing the benefits to HDSAs from the exploitation of mining and mineral resources. On October 11, 2002, the South African government released the draft of the Charter and on February 18, 2003 the government released an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the Act. The Charter is based on seven key principles, five of which are operationally oriented and cover areas focused on bettering conditions for HDSAs, and two of which are focused on HDSA ownership targets and beneficiation. The Charter contains targets to increase HDSA ownership of South African mining industry assets to 15% in five years and 26% over 10 years. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

The five operational focus areas of the Charter include human resource development; employment equity including HDSA participation in management and participation by women; HDSA participation in procurement; improved housing and living conditions for mine employees; and community and rural development.

South Deep is well advanced in meeting the operational Charter targets. Regarding human resources development, approximately 60% of the workforce have successfully completed basic numeracy and literary training; regarding employment equity, 42 % of management are HDSAs, the target being 40% (women are currently 3% with a target of 10%); regarding mine community and rural development, the CARE project has won international recognition for the training and developing of South Deep employees who were retrenched in 1999, with 75% of the former employees now economically active; regarding housing and living conditions, significant improvements in on-site living conditions and accommodation have been made, including upgrading hostels and eating areas, employing a dietician and environmental health officer, and increasing the living-out allowance, and regarding procurement, the mine has developed a procurement policy that allows for development and increased business to HDSAs.

The Act also allows for the payment by mining rights holders of a state royalty to be prescribed in a separate money bill. On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the "draft Bill") to the public for comment. If approved in its original form, the draft Bill would provide for a 3% tax-deductible royalty on gold revenue from Placer Dome's share of production at the South Deep mine. In his February 18, 2004 budget speech, the South African Minister of Finance announced that the new royalties would not commence until 2009. A revised draft of the Bill is expected to be released sometime in 2004. The Minister also indicated that finalization of the Bill would provide an opportunity to review the mining industry's tax dispensation as a whole.

At present, the financial implications of various pieces of the new legislation cannot be assessed, therefore Placer Dome is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. Placer Dome will continue to monitor closely the progress of the Act and other relevant legislation and assess their impact on current operations and future development at South Deep.

(i) On July 29th, 2003, the Lawyers Environmental Action Team ("LEAT") filed a complaint (the "Complaint") with the Tanzanian Commission for Human Rights and Good Governance ("the Commission") in its own capacity as well as allegedly on behalf of some 1,260 former small-scale miners, peasant farmers and land owners (collectively, the "Complainants") against Placer Dome and a number of high-ranking Tanzanian government officials and former officials (collectively, the "Respondents"). The Complaint is founded on alleged human and constitutional rights violations by the Respondents arising from the allegedly forced eviction of the Complainants from the North Mara mine site property (the "Property").

December 31, 2003, 2002 and 2001 (all amounts are in millions of U.S. dollars, except where otherwise indicated, U.S. GAAP)

Several types of relief are being sought by the Complainants from the Commission, including a request to convene a public hearing in order to obtain fair and reasonable compensation of approximately $51 million (primarily relating to alleged property damages of the Complainants as a result of their eviction from the Property), and an order requiring the Tanzanian Minister of Energy and Minerals to suspend or cancel any mineral rights granted to Placer Dome and to "afresh" the Agreement between Placer Dome and the Tanzanian Government concerning the payment of royalties, taxes and other charges (with a view to increasing such amounts to be paid). The Commission continues to investigate the Complaint and has not yet decided whether or not it plans on convening a public hearing into the Complaint.

If the Commission decides to hold a hearing respecting the Complaint, management believes, on balance, that the Complaint will not be successful and, in particular, that it will not adversely impact Placer Dome's title to its mining concessions.

(j) On January 2, 2004, a rock fall occurred in the South Deep SV-1 sub vertical shaft between 60 and 63 level. It is estimated that between 500 and 1,000 tonnes of rock and shaft liner dislodged itself and fell 320 metres to the bottom of the shaft. The fall caused extensive damage to the shaft and station steelwork, service air and water columns and other shaft infrastructure. Preliminary indications are that the shaft liner appears relatively intact with the exception of the point at which the rock fall originated. No conveyances or winding plant was damaged as a result of this incident. Mining operations at the SV-1 sub vertical shaft ceased in 1999. The SV-1 area is not a significant portion of the immediate mine plan and the impact of the rock fall on longer-term production will be included in the review and update of the South Deep life of mine plan which is currently underway. The insurance underwriters have been notified of the incident and an investigation by South Deep management to determine the extent of the damage is currently in process. Given the preliminary status of the investigation, no accrual for insurance recoveries has been made at this time.

(k) At December 31, 2003, Placer Dome has outstanding commitments aggregating approximately $30 million under capital expenditure programs, primarily at the South Deep and North Mara mines.

(l) Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Corporation.

## 19. Pension Plans

Placer Dome has both defined benefit and defined contribution pension plans covering substantially all of its employees. Pension benefits are based, in defined benefit plans, on employees' earnings and/or years of service. The defined benefit plans are funded currently by contributions from the Corporation or its subsidiaries, based on periodic actuarial estimates and statutory requirements. Contributions to defined contribution plans are based on specified percentages of salaries.

Placer Dome uses a measurement date of September 30 for the majority of its pension plans.

Pension expenses are comprised of:

| Years ended December 31 | 2003 | 2002 | 2001 |
|---|---|---|---|
| Defined benefit plans: | | | |
| Service costs (benefits earned during the period) | $ 8 | $ 8 | $ 6 |
| Interest costs on projected benefit obligations | 9 | 9 | 8 |
| Expected return on plan assets | (7) | (8) | (7) |
| Amortization of experience gains/losses | 2 | — | — |
| | 12 | 9 | 7 |
| Defined contribution plans | 5 | 1 | 3 |
| | $ 17 | $ 10 | $ 10 |

December 31, 2003, 2002 and 2001 (all amounts are in millions of U.S. dollars, except where otherwise indicated, U.S. GAAP)

## 19. Pension Plans, Continued

The status of defined benefit plans is as follows:

| | Plans where assets exceed accumulated benefits | | Plans where accumulated benefits exceed assets | |
|---|---|---|---|---|
| December 31 | 2003 | 2002 | 2003 | 2002 |
| **Change in plan assets** | | | | |
| Fair value of plan assets at beginning of year | $ 35 | $ 55 | $ 53 | $ 37 |
| Actual return on plan assets | 3 | (4) | 7 | (3) |
| Employer contribution | 3 | 1 | 7 | 6 |
| Benefits paid | (7) | (10) | (6) | (7) |
| Reclassification of balance at beginning of year[i] | — | (20) | — | 20 |
| Other[iii] | 11 | 13 | 6 | — |
| Fair value of plan assets at end of year | 45 | 35 | 67 | 53 |
| **Change in benefit obligations** | | | | |
| Benefit obligations at beginning of year | 30 | 52 | 107 | 70 |
| Service cost | 4 | 4 | 4 | 4 |
| Interest cost | 2 | 2 | 7 | 7 |
| Actuarial loss (gain) | 2 | (2) | 7 | 5 |
| Benefits paid | (7) | (10) | (6) | (7) |
| Reclassification of balance at beginning of year[i] | — | (28) | — | 28 |
| Other[iii] | 10 | 12 | 15 | — |
| Benefit obligations at end of year | 41 | 30 | 134 | 107 |
| **Plan assets in excess of (less than) projected benefit obligations** | 4 | 5 | (67) | (54) |
| Unamortized transition surplus | — | — | 6 | (1) |
| Unamortized experience loss | 9 | 6 | 28 | 27 |
| **Accrued pension asset (liability)[ii]** | 13 | 11 | (33) | (28) |
| **Amounts recognized on the consolidated balance sheets consist of:** | | | | |
| Accrued pension asset (liability) | 13 | 11 | (33) | (28) |
| Additional minimum pension liability[iv] | — | — | (23) | (16) |
| Intangible asset[iv] | — | — | 1 | 2 |
| Accumulated other comprehensive income | — | — | 22 | 14 |
| **Net amount recognized on consolidated balance sheets[iv]** | $ 13 | $ 11 | $ (33) | $ (28) |

(i) Due to movement of pension plans from net funded to net unfunded positions.

(ii) Substantially all of the $33 million (2002—$28 million) which is unfunded relates to plans that, at this time, cannot be funded by tax deductible contributions.

(iii) Includes the balances of AurionGold Limited at beginning of year.

(iv) The additional minimum liability represents the excess of the unfunded accumulated benefit obligation over the net accrued pension liability on the balance sheets. An amount equal to the unrecognized prior service costs is set up as an intangible asset, with the remaining difference recognized as a reduction to other comprehensive income. The accumulated benefit obligation for all defined benefit pension plans at December 31, 2003 and 2002 was $163 million and $125 million, respectively.

(a) The asset allocation for Placer Dome's pension plans by asset category are as follows:

| | 2004 - Target % | 2003 % | 2002 % |
|---|---|---|---|
| Equity securities | 50-70 | 60 | 59 |
| Debt securities | 20-40 | 32 | 33 |
| Real estate | 4-10 | 4 | 6 |
| Other | 1-5 | 4 | 2 |
| Total | | 100 | 100 |

Placer Dome's investment strategy supports the objectives of the funds. The objective for the majority of the funds is to achieve a total annual return, over a four-year period, equal to the greater of Consumer Price Index+3% and 91 days Treasury-Bills +1%. To achieve this objective, each fund has established a strategic asset allocation policy. The weighted average target allocation by asset class applicable to the funds is summarized above. The asset allocation is monitored regularly and rebalancing occurs when the target ranges are exceeded. Diversification requirements are in place to have investments across a range of asset classes and a combination of investment managers. Each manager has their own investment objectives for their respective mandates and their performance is measured against these objectives. Reviews of the investment objectives and the investment managers are performed periodically.

(b) In determining the present value of accumulated plan benefits and current service pension cost at December 31, the assumptions were:

| December 31 | 2003 % | 2002 % |
|---|---|---|
| Average discount rate | 6.0 | 6.0-6.5 |
| Rate of compensation increase | 3.0-4.0 | 3.0-4.0 |
| Expected return on plan assets | 6.5-8.0 | 4.0-8.0 |

The expected long-term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation of the pension portfolio. Projected rates of return for each asset class are determined using a model which factors in long term government debt rates, real bond yield trend, inflation, with a margin for equity and property returns based on long-term expectations.

The amortization periods of unrecognized gains, losses, surpluses and deficits associated with pension plans vary from 10 to 17 years and are based on the expected average remaining service life of each employee group.

(c) Placer Dome expects to contribute $19 million to its pension plans in 2004. The estimated future benefit payments are as follow:

| | |
|---|---|
| 2004 | $ 13 |
| 2005 | 14 |
| 2006 | 14 |
| 2007 | 14 |
| 2008 | 15 |
| 2009-2013 | 81 |

December 31, 2003, 2002 and 2001 (all amounts are in millions of U.S. dollars, except where otherwise indicated, U.S. GAAP)

## 20. Supplementary Information

(a) Change in non-cash operating working capital comprise:

| Years ended December 31 | 2003 | 2002 | 2001 |
|---|---|---|---|
| Accounts receivable | $ (22) | $ (5) | $ 47 |
| Inventories | (39) | (6) | 34 |
| Accounts payable and accrued liabilities | 49 | (12) | (59) |
| Income and resource taxes payable | (12) | 8 | 2 |
| Change in non-cash operating working capital | $ (24) | $ (15) | $ 24 |

(b) The following tables present additional financial information related to proportionate interests in joint ventures and equity investments.

| | Proportionate interests in joint ventures[i] | | Equity investments[ii] | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Current assets | $ 168 | $ 149 | $ 15 | $ 12 |
| Non-current assets | 877 | 984 | 58 | 67 |
| Current liabilities | 95 | 140 | 7 | 8 |
| Non-current liabilities | 446 | 578 | 71 | 71 |

| | Proportionate interests in joint ventures[i] | | | Equity investments[ii] | | |
|---|---|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2003 | 2002 | 2001 |
| Revenue | $ 668 | $ 538 | $ 476 | $ 51 | $ 46 | $ 40 |
| Cost and expenses | 480 | 384 | 387 | 43 | 46 | 45 |
| Earnings (loss) before taxes and other items | 188 | 154 | 89 | 7 | — | (5) |
| Net earnings (loss) before effect of change in accounting policy | 145 | 131 | 116 | 7 | 2 | (4) |
| Net earnings (loss) after effect of change in accounting policy | 140 | 123 | 116 | 5 | 2 | (4) |

(i) Includes the Corporation's joint venture interests in the Cortez, Granny Smith (see note 3(c)), Musselwhite, Porcupine (see note 3(d)), Porgera (see note 3(c)), South Deep and Turquoise Ridge mines (see note 3(a)). The results of Granny Smith are included for the period ended October 22, 2002, when Placer Dome acquired control of AurionGold, which owned the remaining 40% of the Granny Smith Joint Venture. The results of Porcupine and Turquoise Ridge are included from July 1, 2002 and December 23, 2003 respectively, when Placer Dome formed the joint ventures.

(ii) Includes the Corporation's equity investments in La Coipa Mine.

(c) Other comprehensive income comprises:

| | Unrealized gains on securities | Cumulative foreign currency translation adjustment | Minimum pension liability adjustment | Unrealized currency derivatives | Unrealized copper derivatives | Total |
|---|---|---|---|---|---|---|
| Opening, December 31, 2000 | 1 | (29) | — | — | — | (28) |
| Unrealized change | — | — | — | 1 | 1 | 2 |
| Tax related to unrealized | — | — | — | — | (1) | (1) |
| Reclassification to net earnings | — | (21) | — | — | | (21) |
| Closing, December 31, 2001 | 1 | (50) | — | 1 | — | (48) |
| Unrealized change | 5 | — | (14) | 3 | 1 | (5) |
| Tax related to unrealized | — | — | 4 | (1) | — | 3 |
| **Closing, December 31, 2002** | 6 | (50) | (10) | 3 | 1 | (50) |
| **Unrealized change** | 6 | — | (7) | 37 | (21) | 15 |
| **Tax related to unrealized** | — | — | 2 | (12) | 10 | — |
| **Closing, December 31, 2003** | 12 | (50) | (15) | 28 | (10) | (35) |

(d) The consolidated financial statements in accordance with Canadian GAAP (in U.S. dollars) are included in the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities. The following is a reconciliation of the net earnings (loss) between the U.S. and Canadian basis:

| | Consolidated statement of earnings[i] | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2003 | | | 2002[iii] | | | 2001[ii,iii] | | |
| Years ended December 31 | U.S. basis | Adjustments | CAD basis | U.S. basis | Adjustments | CAD basis | U.S. basis | Adjustments | CAD basis[ii] |
| Sales[iv] | $ 1,763 | $ 39 | $ 1,802 | $ 1,209 | $ 50 | $ 1,259 | $ 1,223 | $ 43 | $ 1,266 |
| Cost of sales[v] | 1,090 | 25 | 1,115 | 698 | 42 | 740 | 705 | 48 | 753 |
| Depreciation and depletion | 267 | 27 | 294 | 187 | 26 | 213 | 182 | 36 | 218 |
| **Mine operating earnings** | 406 | (13) | 393 | 324 | (18) | 306 | 336 | (41) | 295 |
| General and administrative | 51 | — | 51 | 40 | — | 40 | 41 | — | 41 |
| Exploration | 76 | 1 | 77 | 52 | — | 52 | 44 | — | 44 |
| Resource development, technology and other | 64 | — | 64 | 55 | — | 55 | 56 | 2 | 58 |
| Write-downs of mining interests[vi] | — | — | — | — | — | — | 301 | 9 | 310 |
| **Operating earnings (loss)** | 215 | (14) | 201 | 177 | (18) | 159 | (106) | (52) | (158) |
| Non-hedge derivative gains (losses)[vii] | 46 | (30) | 16 | 3 | (15) | (12) | (29) | 28 | (1) |
| Investment and other business income[viii,x] | (3) | 2 | (1) | 39 | 1 | 40 | 42 | (22) | 20 |
| Interest and financing[viii,ix] | (65) | 11 | (54) | (66) | 23 | (43) | (70) | 23 | (47) |
| Earnings (loss) before taxes and other items | 193 | (31) | 162 | 153 | (9) | 144 | (163) | (23) | (186) |
| Income and resource taxes | 44 | 4 | 48 | (34) | 9 | (25) | 36 | (5) | 31 |
| Equity in earnings (loss) of associates[ii] | 7 | (7) | — | 5 | (5) | — | (1) | 1 | — |
| Minority interests[ii] | 2 | — | 2 | — | — | — | (5) | — | (5) |
| Change in accounting policy[ii,iii] | (17) | 17 | — | (8) | 8 | — | — | — | — |
| **Net earnings (loss)** | $ 229 | $ (17) | $ 212 | $ 116 | $ 3 | $ 119 | $ (133) | $ (27) | $ (160) |
| Net earnings (loss) per common share | $ 0.56 | $ (0.07) | $ 0.49 | $ 0.33 | $ 0.03 | $ 0.30 | $ (0.41) | $ (0.12) | $ (0.53) |

December 31, 2003, 2002 and 2001 (all amounts are in millions of U.S. dollars, except where otherwise indicated, U.S. GAAP)

## 20. Supplementary Information, Continued

(i) The investments in MDO (50%), and Minera Las Cristinas C.A. (70% ownership until Placer Dome divested its interest in July 2001) are in the form of incorporated joint ventures. Under the U.S. basis, MDO was equity accounted for and Las Cristinas was fully consolidated. Under the Canadian basis these joint ventures were proportionately consolidated.

(ii) During the fourth quarter of 2002, Placer Dome changed its accounting policy for U.S. GAAP, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs (note 2(a)). For Canadian GAAP this was applied retroactively with restatement of 2001 comparative figures. The net impact was to reduce 2001 income by $8 million or $0.03 per share.

(iii) On January 1, 2003, under the U.S. basis, Placer Dome adopted FAS 143, *"Accounting for Asset Retirement Obligations"* (see note 2(a)), and under the Canadian basis, adopted CICA 3110, *"Asset Retirement Obligations"*, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. Under the U.S. basis, it was applied prospectively with a cumulative effect of $17 million booked through earnings in the first quarter of 2003. Under the Canadian basis the new policy was applied retroactively with restatement of 2002 and 2001 comparative figures and an increase to the net earnings in 2002 and 2001 of nil and $28 million respectively.

(iv) Of Placer Dome's metals program, the majority relate to gold and silver metal forward contracts and cap agreements that are exempt from SFAS 133 as normal course sales requiring settlements through physical delivery. Gains and losses on these instruments are recognized in sales revenue on the delivery date identified at the contract inception. Under the U.S. basis, in instances where Placer Dome delivers into the contracts prior to the initial delivery date, gains and losses are recognized on delivery. Under the Canadian basis the gains and losses related to these early deliveries are deferred and recognized at the initial intended delivery date.

(v) Under the U.S. basis, in accordance with SFAS No. 123 *"Accounting for Stock-based Compensation"* ("SFAS 123"), Placer Dome applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in the accounting for employee stock option plans, and follows the disclosure only provisions of SFAS 123. For stock options granted to employees and directors, no compensation expense is recognized because the exercise price is equal to the market price of Placer Dome's common stock on the date of grant. For Canadian dollar denominated stock options granted to non-Canadian employees, variable accounting is applied. For stock options granted to personnel at joint ventures, deferred compensation charges based on the fair value of the options granted are expensed over the vesting period. Under the Canadian basis, the Company has, effective January 1, 2003, prospectively early adopted CICA 3870 *"Stock Based Compensation"*, which requires fair value accounting for all stock options issued during the year.

(vi) Under the Canadian basis, the Getchell acquisition was accounted for by the purchase method compared with the pooling of interests method under U.S. GAAP. As a result, Getchell was subject to an additional write-down under Canadian GAAP of $25 million in 2001 being the value ascribed to exploration potential. In addition, under the U.S. basis (prior to the adoption of FAS 143 (see (iii)), impairment provisions on long-lived assets were calculated on a fair value basis at the time of the write-down, whereas under the Canadian basis they were accrued as the disturbance occurred.

(vii) Under U.S. GAAP, metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, all such contracts are accounted for off balance sheet with the exception of open call positions which commencing October 1, 2000, following the adoption of Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract of Issues Discussed EIC-113, now follow the same accounting as U.S. GAAP. Under Canadian GAAP, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales.

(viii) As disclosed in Note 14, preferred securities under the U.S. basis are accounted for as long-term debt. Under the Canadian basis, these securities are accounted for as equity with the related interest expense reported as dividend. On redemption of the preferred securities, gains are reported in the statement of earnings as investment income under the U.S. basis, whereas under the Canadian basis, they are credited to contributed surplus in shareholders' equity.

(ix) In October, 2003 Placer Dome issued $230 million of senior convertible debt. Under the U.S. basis, these are accounted for as debt. Under the Canadian basis, there is a debt and an equity portion. The proceeds of the offering is allocated between the debt and equity portion using the residual method. The debt portion is determined by discounting its cash flows using a market interest rate for comparable debt instruments and the equity portion, reflected in contributed surplus, represents the difference between the proceeds and the amount allocated to the debt portion. The carrying value of the debt is accreted to its face value through periodic charges to interest expense. The amount of accretion in 2003 was $1 million.

(x) Included in U.S. GAAP investment income in 2001 is $21 million related to the cumulative translation adjustment recognized on the closure of the Kidston mine. Under Canadian GAAP, the cumulative translation adjustment related to the Kidston mine was nil. The use of the different exchange rates and the different adoption dates for Canadian and U.S. GAAP purposes gave rise to a difference in the cumulative translation adjustment account within shareholders' equity. Effective January 1, 1991 the Corporation adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the reporting currency. Under the Canadian basis the Corporation's financial statements for all years prior to January 1, 1991 have been translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1990. Under the U.S. basis pre-1991 financial statements must be translated by the current rate method using year-end or annual average exchange rates, as appropriate. This translation approach has been applied from August 13, 1987, the date the Corporation was formed by the amalgamation of three predecessor companies.

## Five-year Financial Summary[1]

| (millions of U.S. dollars, except per share amounts or as otherwise indicated) | **2003** | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| **Earnings—** | | | | | |
| Sales | $ 1,763 | $ 1,209 | $ 1,223 | $ 1,413 | $ 1,162 |
| Cost of sales | 1,090 | 698 | 705 | 727 | 641 |
| Depreciation and depletion | 267 | 187 | 182 | 244 | 182 |
| **Mine operating earnings** | 406 | 324 | 336 | 442 | 339 |
| General and administrative | 51 | 40 | 41 | 43 | 43 |
| Exploration | 76 | 52 | 44 | 56 | 56 |
| Resource development, technology and other | 64 | 55 | 56 | 55 | 43 |
| Merger and restructuring costs | — | — | — | — | 49 |
| Write-down of mining interests | — | — | 301 | 377 | 46 |
| **Operating earnings (loss)** | 215 | 177 | (106) | (89) | 102 |
| Non-hedge derivative gains (losses) | 46 | 3 | (29) | (37) | 46 |
| Investment and other business income (losses) | (3) | 39 | 42 | 122 | 13 |
| Interest and financing expense | (65) | (66) | (70) | (75) | (80) |
| **Earnings (loss) before taxes and other items** | 193 | 153 | (163) | (79) | 81 |
| Income and resource tax recovery (provision) | 44 | (34) | 36 | 6 | (62) |
| Change in accounting policies | (17) | (8) | — | (17) | (10) |
| Equity in earnings (loss) of associates | 7 | 5 | (1) | (4) | 23 |
| Minority interests | 2 | — | (5) | 2 | 3 |
| **Net earnings (loss)** | $ 229 | $ 116 | $ (133) | $ (92) | $ 35 |
| **Per common share** | | | | | |
| Net earnings (loss) | $ 0.56 | $ 0.33 | $ (0.41) | $ (0.28) | $ 0.11 |
| Dividends per common share | $ 0.10 | $ 0.10 | $ 0.10 | $ 0.10 | $ 0.10 |
| **Weighted average number of common shares outstanding (millions)** | 409 | 349 | 328 | 328 | 326 |
| **Financial position at Dec. 31**[4] | | | | | |
| Cash and short-term investments | $ 591 | $ 544 | $ 439 | $ 340 | $ 204 |
| Other current assets | 392 | 315 | 262 | 375 | 322 |
| Investments | 51 | 53 | 58 | 66 | 88 |
| Income and resource tax assets | 186 | 46 | 23 | 75 | 76 |
| Goodwill | 515 | 430 | — | — | — |
| Other assets | 216 | 153 | 146 | 141 | 99 |
| Property, plant and equipment; undeveloped mineral properties and deferred stripping | 2,564 | 2,332 | 1,683 | 1,975 | 2,464 |
| **Total assets** | $ 4,515 | $ 3,873 | $ 2,611 | $ 2,972 | $ 3,253 |
| Current liabilities | $ 273 | $ 568 | $ 202 | $ 260 | $ 290 |
| Long-term debt and capital leases | 1,179 | 607 | 807 | 843 | 905 |
| Reclamation and post-closure obligations | 225 | 176 | 118 | 114 | 102 |
| Deferred credits and other liabilities | 287 | 279 | 74 | 54 | 93 |
| Income and resource tax liabilities | 152 | 84 | 67 | 188 | 224 |
| Shareholders' equity | 2,399 | 2,159 | 1,343 | 1,513 | 1,639 |
| **Total liabilities and equity** | $ 4,515 | $ 3,873 | $ 2,611 | $ 2,972 | $ 3,253 |
| **Return on shareholders' equity**[2] | 10% | 7% | (9%) | (6%) | 2% |
| **Working capital** | $ 710 | $ 291 | $ 499 | $ 455 | $ 236 |
| **Long-term debt to total capitalization**[3] | 28% | 18% | 33% | 31% | 31% |
| **Cash flows—** | | | | | |
| Cash from operations | $ 329 | $ 320 | $ 340 | $ 343 | $ 301 |
| Investing activities— | | | | | |
| Property, plant and equipment | (213) | (127) | (192) | (142) | (159) |
| Investment acquisitions | (253) | (47) | — | — | (461) |
| Other | 15 | 20 | 15 | 35 | 151 |
| Financing activities— | | | | | |
| Short and long-term debt, net | 181 | (34) | (34) | (62) | (59) |
| Shares issued, net of redemptions | 30 | 18 | 11 | 1 | 16 |
| Dividends | (44) | (46) | (38) | (35) | (29) |
| Increase (decrease) in cash and cash equivalents | $ 45 | $ 104 | $ 102 | $ 140 | $ (240) |

*(Notes: refer to page 90 of this document for notes to this table)*

## Notes to Five-year Financial Summary

1. Amounts in this table reflect the following significant transactions:
   - (i) The Getchell mine in the U.S. temporarily suspended operations in July 1999. The mine was subsequently written off in 2001.
   - (ii) The acquisition on April 1, 1999 of a 50% interest in the Placer Dome—Western Areas Joint Venture, which owns and operates the South Deep gold mine in South Africa.
   - (iii) The acquisition on December 13, 1999 of the remaining 50% of Compañía Minera Zaldívar ("CMZ") which owns and operates the Zaldívar copper mine in Chile.
   - (iv) In December 1999, the staff of the U.S. Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No.101, "Revenue Recognition", to provide guidance on the recognition, presentation, and disclosure of revenue in financial statements. In the fourth quarter of 2000, Placer Dome adopted SAB 101 with retroactive application to January 1, 2000, and recorded a charge of $17 million (net of income taxes of $5 million) related to prior year's gold earnings. The adjustment resulted from SEC's clarification of their view on when gold is considered to be in a saleable form.
   - (v) Effective January 1, 1999, Placer Dome adopted AICPA Statement of Position 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"). Under SOP 98-5, costs incurred during the start-up phase of a project are expensed as incurred. This was applied prospectively with prior years' adjustments totalling $10 million after-tax recorded in 1999.
   - (vi) In December 2000, CMZ completed the sale of some of its water rights for a sum of $135 million receivable in 15 equal annual installments commencing July 1, 2001. This resulted in a gain of million ($49 million after tax).
   - (vii) In 2001, Placer Dome recorded write-downs and provisions totalling $301 million (with nil tax effect), including $292 million for the Getchell Mine and $8 million for the Bald Mountain Mine. Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan at then current gold prices that would recover the carrying value of the asset.
   - (viii) On October 22, 2002, Placer Dome gained control of AurionGold Limited, by issuing 77,934,094 shares and cash of $63 million. This increases the Corporation's ownership in Granny Smith and Porgera Mines to 100% and 75% from 60% and 50% respectively as well as adding the Henty, Kalgoorlie West and Kanowna Bell mines to the company's holdings.
   - (ix) Effective July 1, 2002, Placer Dome and Kinross Gold Corporation formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, with Kinross' Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. Placer Dome owns a 51% interest in the joint venture.
   - (x) During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. The cumulative effect of this change through December 31, 2001 was to decrease earnings on a pre and after tax basis by $8 million ($0.02 per share).
   - (xi) On January 1, 2003, Placer Dome adopted a new accounting standard *"Accounting for Asset Retirement Obligations"* which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. The cumulative non-cash effect of the change through January 1, 2003, which was booked in the first quarter was a $17 million ($0.04 per share) charge to net earnings.
   - (xii) On July 23, 2003, Placer Dome completed the acquisition of 100% of the shares, on a fully diluted basis, of East African Gold for $225 million. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania.
   - (xiii) On December 23, 2003, Placer Dome entered into a joint venture agreement with Newmont Mining Corporation ("Newmont") at Turquoise Ridge. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge and Getchell deposits.
2. Comprises net earnings (loss) divided by the average shareholders' equity for each year.
3. Total capitalization comprises long-term debt and other non-current liabilities, deferred income and resource taxes, minority interests in subsidiaries and shareholders' equity.
4. See note 18 to the consolidated financial statements for information concerning certain commitments and contingencies at December 31, 2001.

## Operating Summary

| Results of the Corporation, its subsidiaries and a pro-rata share of joint ventures. | **2003** | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| **Production—** | | | | | |
| Gold (thousands of ozs) | | | | | |
| Consolidated | 3,785 | 2,756 | 2,776 | 3,024 | 3,212 |
| Placer Dome's share | 3,861 | 2,823 | 2,756 | 2,984 | 3,149 |
| Copper (millions of lbs) | | | | | |
| Consolidated | 425 | 427 | 417 | 430 | 109 |
| The Group's share | 425 | 427 | 417 | 430 | 267 |
| **Average selling price realized—** | | | | | |
| Gold ($/oz) | | | | | |
| Placer Dome's share | 380 | 342 | 326 | 346 | 341 |
| **Average cash production cost—** | | | | | |
| Gold ($/oz) | | | | | |
| Consolidated | 219 | 176 | 173 | 171 | 179 |
| Placer Dome's share | 218 | 178 | 175 | 172 | 175 |

## Market Information

Placer Dome's common shares are listed on the New York Stock Exchange in the U.S., the Toronto Stock Exchange in Canada, the Australian Stock Exchange in Australia, Euronext—Paris in France and the Swiss Exchange in Switzerland. The common shares are listed under the stock symbol PDG.

International Depositary Receipts representing the common shares are listed on Euronext—Brussels in Belgium.

Electronic trading of common shares in Australia has been facilitated through CHESS Depository Instruments (CDIs), which are units of beneficial ownership held by CHESS Depositories Nominees Pty. Ltd. (CDN). CDN is a wholly owned subsidiary of the Australian Stock Exchange. The main difference between CDIs and common shares is that the holder of CDIs has beneficial ownership of the underlying common shares instead of legal title, which is held instead by CDN. The common shares are registered in the name of CDN and held in trust by CDN for the benefit of the CDI holder.

## Trading Price and Volume

The Toronto Stock Exchange and the New York Stock Exchange are the principal exchanges on which Placer Dome's common shares are traded. Placer Dome's home exchange is the Toronto Stock Exchange, which is almost exclusively regulated in accordance with the laws and rules of Canada. Shown below are high and low sale prices for 2002 and 2003.

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | High $ | Low $ | Volume (000s) | High $ | Low $ | Volume (000s) |
| **Toronto Stock Exchange** ($C) | | | | | | |
| First quarter | 18.84 | 12.75 | 192,105 | 22.05 | 16.42 | 156,191 |
| Second quarter | 17.01 | 13.50 | 124,044 | 22.57 | 16.92 | 194,043 |
| Third quarter | 19.85 | 15.90 | 134,240 | 17.60 | 12.52 | 251,891 |
| Fourth quarter | 24.36 | 17.54 | 135,927 | 18.59 | 12.66 | 208,558 |
| **New York Stock Exchange** ($U.S.) | | | | | | |
| First quarter | 12.08 | 8.71 | 116,225 | 13.85 | 10.34 | 101,682 |
| Second quarter | 12.70 | 9.10 | 84,273 | 14.74 | 11.15 | 114,134 |
| Third quarter | 14.65 | 11.38 | 94,586 | 11.99 | 7.91 | 170,317 |
| Fourth quarter | 18.71 | 13.19 | 119,739 | 11.90 | 7.97 | 111,256 |

## Shareholders

On February 26, 2004, Placer Dome had 15,780 registered shareholders of record. The company's articles and by-laws contain no restrictions on the right to hold or vote common shares. There are no government laws, decrees or regulations in Canada which restrict the export or import of capital (including foreign exchange controls), or which affect the remittance of dividends or other payments to non-resident shareholders, subject to applicable withholding taxes discussed below.

## Shareholders' Rights Plan

On February 26, 2004 the Placer Dome Board of Directors adopted a shareholders' rights plan to replace a 2001 plan which will expire at the close of the 2004 annual and special meeting of shareholders to be held on May 5, 2004. At that meeting, shareholders will be asked to confirm the adoption of the new shareholders' rights plan.

Under the present policies of the Toronto Stock Exchange and Canadian provincial securities authorities, the adoption of a rights plan is subject to shareholder confirmation.

For complete information please refer to note 16(d) of the notes to the consolidated financial statements in this report.

## Dividends

A dividend of $0.05 per share was paid in April and September 2003.

A dividend of $0.05 per share was declared on February 26, 2004 payable on April 12, 2004 to shareholders of record as at March 12, 2004.

Dividends are declared in U.S. dollars. Shareholders with addresses in Canada and Australia are currently paid the equivalent amount in Canadian and Australian dollars. Cash dividends paid to non-residents of Canada are generally subject to Canadian withholding tax at the rate of 25%. Subject to certain filing requirements, under the terms of tax conventions, shareholders resident in the U.S. and Australia are subject to withholding tax of 15%.

The decision to pay dividends and the amount thereof is at the discretion of the Board of Directors and is governed by such factors as earnings, capital requirements and the company's operating and financial condition.

## Shareholder Enquiries

*All enquires related to change of address, dividend payments, stock certificates, account statements and estate transfers, please contact:*

**CIBC Mellon Trust Company**
Corporate Trust Services
PO Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9

Toll-free calls (from Canada and the U.S., except Alaska and Hawaii): 1-800-387-0825
Tel: (416) 643-5500
Collect calls accepted
Fax: (416) 643-2008
Website: www.cibcmellon.com
e-mail: inquiries@cibcmellon.com

*Enquiries about CHESS certificates:*

**ASX Perpetual Registrars**
Sydney, Australia
Tel: (02) 8280 7111
Website: www.asxperpetual.com.au
Email:
registrar@asxperpetual.com.au

## Investor Relations Enquiries

Toll-free in North America
1-800-565-5815
Collect calls accepted
(604) 682-7082

## Auditors

**Ernst & Young LLP**
*Chartered Accountants*
Vancouver, British Columbia
Canada

## Annual Meeting

The 2004 Annual and Special Meeting of Shareholders will be held on Wednesday, May 5, 2004 at 10:00 a.m. (EDT) at Le Royal Meridien King Edward Hotel, Toronto, Ontario, Canada

## Head Office

Suite 1600, Bentall IV
1055 Dunsmuir Street
(PO Box 49330,
Bentall Postal Station)
Vancouver, British Columbia
Canada V7X 1P1
Tel: (604) 682-7082
Fax: (604) 682-7092

## Regional Offices

**PLACER DOME AMERICA**
Suite 2310, 1125-17th Street
Denver, Colorado
USA 80202
Tel: (303) 675-0055
Fax: (303) 675-0707

**PLACER DOME ASIA PACIFIC**
Rams House, Level 2
189 Coronation Drive
(GPO Box 465, Brisbane 4001)
Milton, Queensland
Australia 4064
Tel: (07) 3510-6700
Fax: (07) 3510-6740

**PLACER DOME CANADA**
PO Box 43
Suite 3201
130 Adelaide Street West
Toronto, Ontario
Canada M5H 3P5
Tel: (416) 363-2404
Fax: (416) 868-0693

**PLACER DOME LATIN AMERICA**
Av. Gertrudis Echeñique 30
14th Floor
Torre Las Condes
Las Condes, Santiago, Chile
Tel: (2) 206-3535
Fax: (2) 206-6605

**PLACER DOME AFRICA**
First Floor, Block C
Pellmeadow Office Park
60 Civin Drive
Essexwold, Bedfordview 2007
South Africa
Tel: (27 11) 453-1400
Fax: (27 11) 453-1500

**The independent Directors of Placer Dome's Board may be contacted by writing to the Chairman of the Board at the Vancouver head office address.**

## Directors

**G. BERNARD COULOMBE** [3]
Asbestos, Quebec, Canada
*Mining Consultant*

**JOHN W. CROW** [1,4]
Toronto, Ontario, Canada
*President, J & R Crow Inc.*

**GRAHAM FARQUHARSON** [2,3]
Toronto, Canada
*President, Strathcona Mineral Services Limited*

**ROBERT M. FRANKLIN** [2,4]
Willowdale, Ontario, Canada
*President, Signalta Capital Corporation; Non-executive Chairman of the Board of the Corporation*

**DAVID S. KARPIN** [1,3]
Toorak, Victoria, Australia
*Consultant; Chairman, Melbourne Health*

**ALAN R. McFARLAND** [1]
New York, New York, USA
*Managing Member, McFarland, Dewey & Co., LLC*

**CLIFFORD L. MICHEL** [4]
Gladstone, New Jersey, USA
*Senior Counsel, Cahill Gordon & Reindel, LLP*

**EDYTHE A. PARKINSON-MARCOUX** [2,3]
Canmore, Alberta, Canada
*Consultant*

**JAY K. TAYLOR**
Blaine, Washington, USA
*President and CEO of the Corporation*

**VERNON F. TAYLOR III** [2]
Oak Creek, Colorado, USA
*Co-Chairman, Optigas Inc.*

**WILLIAM G. WILSON** [1,4]
Dublin, County Dublin, Ireland
*Business Consultant*

(1) Member of Audit Committee
(2) Member of Corporate Governance Committee
(3) Member of Safety and Sustainability Committee
(4) Member of Human Resources and Compensation Committee

## Chairman Emeritus

**FRASER M. FELL**
Toronto, Canada

## Directors Emeriti

**ALBERT E. GAZZARD**
Sydney, Australia

**ALFRED POWIS**
Toronto, Canada

**H. RICHARD WHITTALL**
Vancouver, Canada

## Executive Officers

**JOSEPH L. DANNI**
*Vice-President, Corporate Relations*

**KEITH D. FERGUSON**
*Vice-President, Safety and Sustainability*

**JENNIFER A. GORDON** [5]
*Senior Vice-President, Human Resources*

**TONY S. GIARDINI**
*Vice-President and Treasurer*

**GEOFFREY A. HANDLEY**
*Executive Vice-President, Strategic Development*

**WILLIAM M. HAYES**
*Executive Vice-President, United States and Latin America*

**REX J. McLENNAN**
*Executive Vice-President and Chief Financial Officer*

**BRUCE B. NICOL**
*Vice-President and Controller*

**GEORGE N. PASPALAS** [6]
*Executive Vice-President, Africa*

**GEORGE E. PIRIE**
*Executive Vice-President, Canada*

**J. DONALD ROSE**
*Executive Vice-President, Secretary and General Counsel*

**JAY K. TAYLOR**
*President and Chief Executive Officer*

**PETER W. TOMSETT** [7]
*Executive Vice-President, Asia Pacific*

(5) Jennifer Gordon will be leaving Placer Dome on March 31, 2004
(6) Effective March 5, 2004, George Paspalas assumed the role of Chief Executive Officer, Placer Dome Western Areas Joint Venture
(7) Effective March 5, 2004, Peter Tomsett assumed the role of Executive Vice-President, Asia Pacific and Africa

## Cautionary Note

Some of the statements [illegible] forward-looking statements, such as estimates and statements that describe Placer [illegible] future [illegible] Placer Dome or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as "believes", "anticipates", "intends", "expects", "estimates", "may", "could", "would", "will", or "plan". Such forward-looking statements are made pursuant to the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. [illegible] based on assumptions [illegible] by their very nature [illegible] and uncertainties. Actual results relating to among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, and Placer Dome's financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties [illegible] connection with Placer Dome's mining activities, labour relations matters, costs, changing foreign exchange rates and other matters discussed under "Management's Discussion and Analysis". This list is not exhaustive of the factors that may affect any of Placer Dome's forward-looking statements. [illegible] should be considered carefully and readers should not place undue reliance on Placer Dome's forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those pro-[illegible] filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian [illegible] Placer Dome [illegible] "Placer Dome Group" [illegible] The "Corporation" refers to Placer Dome Inc.

[illegible] this report all amounts are in [illegible] U.S. GAAP. References to future dollar amounts [illegible] dollars.

Printed on chlorine-free recycled paper.

Papers for this report were chosen based on their recycled content. Pages 21 through 92 were printed on 100% post-consumer waste paper.

By using these papers, 345 trees, 130,090 litres of water, and 44,830 kilowatt hours of electricity (enough to sustain the average U.S. home for nearly five years) were saved. We also prevented 26,070 kilograms of solid waste from going to landfills and 25,753 kilograms of greenhouse gases from being released to the atmosphere.

PLACER DOME INC.

Suite 1600, Bentall IV
1055 Dunsmuir Street
(PO Box 49330,
Bentall Postal Station)
Vancouver, British Columbia
Canada V7X 1P1

Tel: 604.682.7082
Toll free: 800.565.5815
Fax: 604.682.7092
www.placerdome.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)

By: ______________________
Geoffrey P. Gold
Vice-President, Associate General Counsel
and Assistant Secretary

Date: March 29, 2004